UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2011

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2011 to June 30, 2011)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. COMPANY OVERVIEW

1. Company Overview

Starting in the first quarter of 2011, SK Telecom Co., Ltd. (the “Company”) prepares and reports its financial statements under the International Financial Reporting Standards as adopted for use in Korea (“K-IFRS”). The transition date of the Company and its consolidated companies to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s semi-annual business report for the six months ended June 30, 2011 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication and satellite broadcasting services	386,573	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	311,322	Material
PAXNet Co., Ltd.	May 18, 1999	Database and online information services	35,863
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	131,789	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	16,380
Ntreev Soft Co., Ltd.	Dec. 1, 2003	Development and supply of online and mobile games and software	34,485
SK i-media Co., Ltd.	Aug. 7, 2006	Development and supply of online and mobile games and software	5,169
Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	42,142
SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,083,938	Material
Broadband D&M Co., Ltd.	Feb. 5, 1998	Management of telecommunication facilities	10,844	Material
Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	126,278	Material
Broadband CS Co., Ltd.	Oct. 1, 1998	Call center operation	7,526
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,170
2nd Benex Focus Investment Fund	Dec. 12, 2008	Investment partnership	23,171
Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,713
PS&Marketing Corporation	Apr. 3, 2009	Resale of telecommunication services	246,574	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	36,742
Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	29,706
Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	32,955
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	37,562

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary
Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	567,480	Material
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	13,759
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	49,115	Material
SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	51,909
Technology Venture Fund, LP	Aug. 12, 2008	Investment	19,600
YTK Investment Ltd.	Jul. 1, 2010	Investment	39,645
SK Telecom Global Investment B.V	Jul. 3, 2008	Investment	42,290
Atlas Investment	Jun. 24, 2011	Investment	0
Service-in Co., Ltd.	Apr. 4, 2011	Internet service operation	0
B&CP Co., Ltd.	Dec. 7, 2009	Software development	0
Technology Innovation Partners, LP	Jun. 24, 2011	Investment	0
SK China Real Estate Co., Limited	Mar. 19, 2009	Real estate investment	295

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld device, affordable pricing, network coverage and an extensive contents library. With the commencement of services employing LTE technology, the Company expects to be able to provide its wireless subscribers with access to high-quality video contents and services, interactive multimedia games and other new services. The Company is also actively fostering the growth of 11th Street, T Store and commerce markets that it believes have a strong growth potential in open platform environments. The Company is also exploring new business opportunities with strong growth potential, such as message services, “SNS” services, “N Screen-based Personal Media” and other services. In the business-to-business services, the Company is planning to strengthen strategic alliances to develop and commercialize industry-specific custom solutions in healthcare, education and other industries.

(2)	Fixed-line Business

Our broadband and fixed-line services are largely carried out by SK Broadband, which is a material consolidated subsidiary of SK Telecom. SK Broadband is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes the following services provided by certain other subsidiaries of SK Telecom subject to consolidation under K-IFRS: multimedia services and IP TV services (Broadband Media Co., Ltd.); telemarketing services (Broadband CS Co., Ltd.); and telecommunications-related construction and lease services (Broadband D&M Co., Ltd.).

(3)	Other Businesses

SK Communications, a material consolidated subsidiary of SK Telecom, provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications is display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in greatly expanded advertiser base, and the increasing variety in the format of advertising have all contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, games and other contents services. In addition, SK Communications receives revenue from its services agreement with SK Telecom in connection with operation of WAP wireless NATE services. SK I-Media, Co., Ltd., a subsidiary of SK Communications, is engaged in software development and distribution, Internet contents services, and providing Internet systems solutions.

See “II. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating

June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating

January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating

February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating

June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating

June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating

June 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2)	Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 3, 2008	CP	A1	Korea Ratings	Current rating

June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating

June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating

October 20, 2008	CP	A1	Korea Ratings	Regular rating

October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating

October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating

June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating

June 26, 2009	CP	A1	Korea Ratings	Current rating

June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating

December 15, 2009	CP	A1	Korea Ratings	Regular rating

December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating

December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating

June 22, 2010	CP	A1	Korea Ratings	Current rating

June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating

June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

December 16, 2010	CP	A1	Korea Ratings	Regular rating

December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating

December 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Regular rating

May 27, 2011	CP	A1	Korea Ratings	Current rating

June 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Current rating

June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating

*	Rating definition: “A1”—Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3)	International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company (Credit rating range)	Rating type
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating

April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating

April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating

2. Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

A.	Location of Headquarters

- 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

- 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

- 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

- 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

- 11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 27th General Shareholders’ Meeting held on March 11, 2011, (1) Sung Min Ha and Jin Woo So were elected as inside directors, (2) Rak Yong Uhm, Jay Young Chung and Jae Ho Cho were re-elected as independent directors, and (3) Jay Young Chung and Jae Ho Cho were re-elected as members of the audit committee. Man Won Jung and Ki Haeng Cho resigned from the Board on March 11, 2011.

C.	Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd.

D.	Mergers, Acquisitions and Restructuring

SK Telink Co., Ltd.

(1)	Merger

On July 22, 2010, the board of directors approved the merger of TU Media Corp. into SK Telink Co., Ltd. effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

SK Communications Co., Ltd.

(1)	Merger

On June 25, 2007, the board of directors resolved to cause SK Communications Co., Ltd. to merge into Empas Corp., effective as of November 1, 2007. We believe this merger helped to strengthen our competitiveness in the portal services market. In the merger, one share of the former SK Communications was converted into 3.5732182 shares of Empas.

(2)	Spin off

On August 6, 2008, the board of directors resolved to spin off its video education business to create Etoos Co., Ltd., effective as of November 1, 2008. The spin off was intended to help the Company to better focus on its core businesses and to give each of our business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(3)	Acquisition

1.	Acquisition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of our board of directors of March 5, 2009.

2.	Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd., a subsidiary of ours, for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of our board of directors.

3.	Acquisition of the Spicus division

Pursuant to the July 23, 2009 resolution of our board of directors, SK Communications sold the Spicus division, the Company’s telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(4)	Disposition of shares

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of our board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds.

E.	Other Important Matters related to Management Activities

[SKTeleocm]

(1)	Interim dividend

On July 28, 2011, the board of directors resolved to declare interim dividends as follows:

1)	Payment of interim dividends: cash dividend of Won 1,000 per share (Total dividend amount: Won 71,094,999,000)

2)	Market dividend rate: 0.63%

3)	Record date: June 30, 2011

4)	Date of dividend payment : Within 20 days following the resolution of the board of directors

(2)	Share buy-back

On July 19, 2011, the Company’s board of directors resolved to repurchase 1,400,000 shares of treasury stock (estimated aggregate acquisition price of Won 201,600 million based on a price of Won 144,000 per share) in order to stabilize share price and enhance shareholder value. The repurchase is expected to be made between July 21, 2011 and October 20, 2011. Actual acquisition price is subject to change due to changes in share price in the future.

(3)	Leak of personal information

In July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications Co., Ltd., the Company’s consolidated subsidiary, occurred. Two lawsuits (total claim of Won 5 million) demanding compensation for damages from the leak were filed and five payment orders (total payment amount of Won 7 million) were issued by the courts against SK Communications in connection with the leak. Final financial impact from the lawsuits and payment orders is not predictable as of June 30, 2011.

(4)	Spin-off

The Company is in the process of implementing a spin-off pursuant to Articles 530-2 through 530-12 of the Korean Commercial Code, as disclosed on July 21, 2011. Set forth below is basic information and schedule regarding the spin-off. Please see public disclosure made on July 20, 2011 (July 21, 2011 in the U.S.) for more information on the spin-off.

Spin-off information

Category	Name of company	Business Area
Surviving company	SK Telecom Co., Ltd.	All businesses other than the business transferred to the spin-off company

Spin-off company	SK Platform Co., Ltd. (tentative)	Platform business

(Note)	The name of the spin-off company may change at the extraordinary shareholders’ meeting for approval of the spin-off plan, or the inaugural meeting of the spin-off company.

Schedule of spin-off

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

(Note 1)	The above schedule is subject to adjustment based on relevant laws and consultations with the relevant authorities.

(Note 2)	It is expected that a board resolution will be adopted and announced in lieu of the above Shareholders’ Meeting for Report of Spin-off.

[SK Broadband]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolution of our shareholders.

3. Total Number of Shares

A. Total number of shares

(As of June 30, 2011)		(Unit: shares)

Classification	Share type			Remarks
	Common shares	-	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,650,712	—	9,650,712	—
VI. Number of shares outstanding (IV-V)	71,094,999	—	71,094,999	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury stock. The Company plans to repurchase 1.4 million shares of treasure stock from July 21, 2011 to October 20, 2011. As of August 16, 2011, 599,054 shares have been repurchased. For more information on the repurchase of treasury stock, please see public disclosure made on July 20, 2011 (July 21, 2011 in the U.S.).

B.	Treasury Stock

(1)	Acquisitions and Dispositions of Treasury Stocks

(As of June 30, 2011)					(Unit: Shares)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	5,686,028	—	—	—	5,686,028
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Appraisal rights of dissenting share holder	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	5,686,028	—	—	—	5,686,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—
Total			Common shares	9,650,712	—	—	—	9,650,712
			Preferred shares	—	—	—	—	—

*	Among 9,650,712 shares directly acquired by the Company, 2,177,389 shares were deposited with the Korea Securities Depository as of June 30, 2011 for issuance upon conversion of the overseas convertible bonds.

4. Status of Voting Rights

(As of June 30, 2011)	(Unit: shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—

Number of shares without voting rights (B)	Common share	9,650,712	Treasury shares
	Preferred share	—

Shares with restricted voting rights under the Korean law (C)	—	—	—

Shares with reestablished voting rights (D)	—	—	—

The number of shares with exercisable voting right s (E = A - B - C + D)	Common share	71,094,999	—
	Preferred share	—

5. Dividends and Others

A. Dividends

(1)	Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

(2)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

- Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(3)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(4)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

- Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(5)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

B.	Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)

Classification		As of and for the six months ended June 30, 2011	As of and for the year ended December 31, 2010	As of and for the year ended December 31, 2009
Par value per share (Won)		500	500	500
Net income		1,035,058	1,974,008	—
Net income per share (Won)		14,559	—	—
Total cash dividend		71,095	669,534	680,043
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		—	—	—
Cash dividend yield ratio (%)	Common share	0.6	5.4	5.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.
*	Total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.
*	Total amount of interim dividend for the six months ended June 30, 2011 was Won 71,095 million, and the interim cash dividend amount per share was Won 1,000.

II. Business

Each company in consolidated entity is separate as a legal entity providing independent services and products. The business is majorly distinguished as a wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, a fixed line telecommunication business consisting of PSTN, high speed Internet, data and network lease service etc. and other telecommunication business composing of Internet portal service, game etc.

1.	Business Overview

[Wireless Business]

A.	Industry Characteristics

As of June 30, 2011, the number of domestic mobile phone subscribers reached 51.75 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smart phone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced handsets including various smart phones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, the B2B business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.

B.	Growth Potential

(Unit: 1,000 persons)

Classification		As of June 31, 2011	As of December 31,
			2010	2009	2008	2007
Number of subscribers	SK Telecom	26,269	25,705	24,270	23,032	21,968
	Others (KT, LGU+)	25,481	25,062	23,675	22,575	21,529
	Total	51,750	50,767	47,944	45,607	43,497

(Source: Korea Communications Commission website)

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

(As of June 30, 2011)				(Unit: %)

Classification	As of June 30, 2011	As of December 31,
		2010	2009	2008
Mobile communication services	50.8	50.6	50.6	50.5

Comparative market share:

(As of June 30, 2011)			(Unit: %)

Classification	SK Telecom	KT	LG U+
Market share	50.8	31.5	17.7

(Source: Korea Communications Commission website)

D.	Business Overview and Competitive Strengths

As of June 30, 2011, the Company had approximately 26.27 million wireless subscribers throughout Korea and a 50.8% market share of the wireless market in Korea in terms of the number of subscribers. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless Internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.

The Company commenced its 4G LTE services on July 1, 2011. Since then, the Company is providing seamless services enabling subscribers to access the network across all of the Company’s coverage areas without interruption, as well as achieving cost efficiency, by inter-linking LTE services with the Company’s already-optimized 3G network and by fully leveraging its existing infrastructures, such as 800 MHz relay facilities. In the beginning of 2012, the Company plans to expand the LTE coverage area to 23 cities, including the Seoul metropolitan area, keeping abreast with the subscriber growth trend, and improve network quality. By 2013, the Company plans to expand the service area to 82 cities throughout the country. In addition, the Company plans to expand its WCDMA network capacity as well to meet continually growing consumer demand, including by the application of data transmission-only FA and W-SCAN, which is a 9-sector solution, and additional installation of Wi-Fi and Femtocell facilities.

As of June 30, 2011, the Company’s smart phone subscribers reached 7.5 million. The Company’s business-to-business service is also showing tangible results and the Company intends to solidify its leadership in business-to-business area by developing customized services and solutions for business customers.

Upon spin-off on October 1, 2011, the platform business will be equipped with the optimized management system to support the platform business. By creating an ecosystem focusing on openness and collaboration, the Company seeks to lead innovation in this industry. The business scope of the newly spun-off company will include all core platform business areas, such as App Store, mobile and on-line commerce, advertisement, and new media, among others. The new platform company will develop services independently from the existing MNO business to secure its own prowess and it intends to make inroads into Asia and the global market.

In addition, the Company has submitted a letter of intent for the acquisition of Hynix Semiconductor Inc. as part of an endeavor to secure a new growth opportunity, and is currently conducting a due diligence review. The Company will conduct a thorough review and prudently approach the process. The Company will continue its efforts to generate stable profit amidst the new paradigm of mass adoption of smart phones and the “smart” evolution of the ICT-based eco-system, while making efforts to achieve new growth.

[Fixed Line Business]

A.	Industry Characteristics

The Korean telecommunications industry is currently characterized by the introduction of smartphones, tablet computers and other devices with enhanced mobility and the advent of cloud computing, mobile offices and other information and communications technology. In addition, mergers among fixed-line operators and wireless operators have accelerated the convergence within the telecommunications sector, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. Spurred on by the introduction of various bundled products , growth in the subscriber base for IP TV services and a paradigm shift in the voice telephone market towards Internet-based telephone services, the broadband and fixed-line telecommunications market is playing a key role in the accelerated consolidation of the service providers as well as heightened competition in a growing market. The increased usage of smartphones has greatly increased the demand for wireless data transmissions, thereby putting into greater relief the importance of fixed-line networks.

We believe the transition to digital TV services will accelerate in 2012 when analog open air TV broadcast will terminate. We expect stronger competition in new services such as smart TVs and various convergence products, such as smartphones and N Screen services employing tablet computers.

Satellite DMB service has characteristics of both broadcasting and telecommunication services. It is characterized as satellite broadcasting because it broadcasts the same programming to multiple users through the satellite network, while it has characteristics of telecommunication because it provides two-way communication service through handsets. Satellite DMB service can be compared to broadcasting media, such as terrestrial radio and television, cable television and satellite broadcasting, as well as telecommunication media, such as the Internet and wireless telephone, and convergence media, such as wireless portal and terrestrial DMB service.

B.	Growth Potential

(Unit: 1,000persons)

Classification		As of June 30, 2011	As of December 31,
			2010	2009
Fixed Line Subscribers	High Speed Internet	17,566	17,224	16,348
	Fixed Line	18,838	19,273	20,089
	IPTV	3,117	2,740	1,742

(Source: Korea Communications Commission website)

C.	Domestic and Overseas Market Conditions

The broadband and fixed-line telecommunications market comprises all residents in Korea who have a need for broadband Internet, telephone, IP TV or other fixed-line services, regardless of their sex, age and income levels, and extends to all geographical areas in Korea. Most foreign countries deem fixed-line telecommunications services as part of their national infrastructure, and therefore at this moment reliance on domestic service providers is near 100%. The broadband Internet market and telephone services market are near saturation, but there is a steady increase in number of subscribers. In addition, there has been a strong growth in the market for IP TV, smart office services and other integrated convergence products that are becoming the new media platform in the market, resulting in faster growth in the business-to-business market.

The expected migration of analog cable television subscribers to digital TV services in 2012 when analog open air TV broadcast will terminate, as well as the expansion of markets resulting from the entrance of new global players, such as Apple and Google, into the television industry, are expected to present new opportunities. On the other hand, risk factors include an increase in competition as a competitor is expanding its subscriber base by offering services bundled with satellite TV service.

Historical market share of the Company:

(As of June 30, 2011)

Classification	As of June 30, 2011	As of December 31,
		2010	2009
High Speed Internet (include Resale)	23.4	23.2	23.5
Fixed Line (include VOIP)	14.2	13.7	11.5
IPTV	24.2	26.8	23.1

Source: Korea Communications Commission website)

D.	Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in expanded subscriber base across all of our businesses, including broadband Internet, telephone and IP TV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

SK Telink, a material consolidated subsidiary of ours, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. In addition, in 2010, we were again ranked first in the four major independent customer satisfaction surveys, including the Korea Nation Customer Satisfaction Index, after having been ranked first in 2009. The revenue from our international calling services in 2010 was Won 323.4 billion, which represents a 7% growth from 2009.

On December 30, 2004, we obtained from the government a license to provide the satellite DMB service, which is a new multimedia broadcasting service and a convergence service comprising broadcasting and telecommunication. We commenced commercial broadcasting in May 2005 and had 1.78 million subscribers as of June 30, 2011. The growth of satellite DMB service has generally slowed.

[Other Business]

A.	Industry Characteristics

In the past 10 years, the number of Internet subscribers in Korea increased by approximately 18 million from approximately 19.0 million in 2000 to approximately 37.0 million in 2010, representing a 7.1% compounded annual growth rate. The number of Internet subscribers saw an annual growth rate of at least 5.0% in the first half of the decade; however, starting in 2006, the annual growth rate dropped to around 1% as the market became more mature and stable. (Source: Korea Internet & Security Agency).

Internet portal service, which has grown based on search and community services, is expanding into various different services. The primary revenue source for the Internet portal service is Internet advertisement, which has experienced a rapid growth and has become a major advertisement media comparable to traditional media such as the television or newspapers. In addition, a rapid increase in mobile Internet users has led to the development of various mobile web services and applications. Mobile advertisement market is growing rapidly together with the growing popularity of mobile Internet and is expected to become an important revenue source for Internet portal services.

B.	Growth Potential

Although the number of Internet subscribers and penetration rate of Internet services in general have remained stagnant, Internet advertising has seen continued growth despite such constraints in growth potential of the Internet services market. We believe the growth of the Internet display advertising market owes in large part to its cost effectiveness compared to traditional off-line advertising, the increase in Internet advertising budgets among corporate advertisers, development of new Internet advertising products and increases in Internet advertising fees. In addition, search-based Internet advertising has continued its growth as a result of increase in pay-per-click pricing due to heightened demand by a growing number of advertisers and the increase in the overall number of clicks. A rapid growth of mobile Internet markets, spurred by the popularity of smart phones, is also expected to contribute to the growth of the Internet portal industry. The emergence of new mobile Internet services suitable for mobile devices, such as location-based services, music player and mobile games, is also expected to benefit the Internet portal industry.

C.	Domestic and Overseas Market Conditions

(1)	Market Characteristics

The number of Internet users in Korea reached approximately 37 million, 77.8% of total population. The Internet has become an essential part of everyday life as a source of information, a leisure activity and a means of communication. (Source: Korea Internet & Security Agency). Internet portal services are expected to gain importance as gateways to various other websites and providers of diverse contents, and advertisement and contents revenue is anticipated to increase accordingly. In addition, an increase in users’ demand for portal service and contents arising from the popularity of smart phones and mobile Internet is expected to increase related revenue.

(2)	Competition

Internet portal service providers provide more or less identical types of services, including search, social networking sites, email service, news and other contents. However, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively light entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a strongly competitive market environment.

(3)	Market Share

Our “CyWorld” service is the largest social networking website in Korea, with 25.87 million cumulative subscribers, 21.27 million net subscribers and a page view of 6 billion as of June 2011. Our “Nate-On” service had the largest market share of 75.7% in the instant messenger market in Korea with 14.1 million net users as of June 2011. Our “Nate” search portal service ranked third among search engines in Korea with a market share of 4.1% as of June 2011. (Source: Korean Click, company data).

D.	Business Overview and Competitive Strengths

SK Communications’ consolidated subsidiaries under K-IFRS include SK I-Media, Co., Ltd. and Service-in Co., Ltd. 2011 is a year in which SK Communications will aim to take big strides in its growth as it builds on the results of 2010 and strive to become the leading Internet service provider in Korea. Key strategic goals for SK Communications in 2011 are to strengthen its social networking site, Cyworld, and to become the service provider with the largest market share in the smart device contents market. We will aim to further strengthen our competitiveness by taking such initiatives as integrating the wide range of services provided through NATE and NATE-ON to our social networking services, and adding a social networking search service in our NATE search engine. Furthermore, we will pursue expansion into foreign markets by further exploiting the advantages of our social networking services that are unique to Cyworld, as well as improving its user interface to make it accessible to users all around the world, with an aim to establishing regional hubs for our social networking services.

2.	Major Products & Services

A.	Updates on Major Products and Services

Business fields	Sales type	Item	Major trademarks	Sales amount (ratio)
Mobile	SK Telecom Co., Ltd., Commerce Planet Co., Ltd., PS&Marketing Corporation, Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Phone, Wireless Data, Information Telecommunication	NATE, T Store and others	6,615,751	(83%)

Fixed Line	SK Broadband Co., Ltd., Broadband D&M Co., Ltd., Broadband Media Co., Ltd., Broadband CS Co., Ltd., SK Telink Co., Ltd.	Phone, High Speed Internet, Date and Network lease service	B tv, 00700 international call and others	1,094,771	(14%)

Other	SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game	NATE, Cyworld and others	239,292	(3%)

—	—	—	Others	7,949,815	(100%)

B.	Price Fluctuation Trend of Major Products and Services

[Mobile Business]

Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of March 31, 2011, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 2 per 1 second and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed Line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the six months ended June 30, 2011, broadband Internet services comprises 48.0% of SK Broadband’s revenue, telephony service 25.1%, corporate data services 18.0% and other telecommunications services 8.9%.

3.	Investment Status

[Mobile Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2011	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	5,587	To be determined
Total				—	To be determined	5,587	To be determined

B.	Future Investment Plan

(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year			Investment effect
Business field	Asset type	Amount	2011	2012	2013
Network/Common	Network, systems and others	23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services
Total		23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

[Fixed	Line Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	2011	Backbone and subscriber network / others	Expand subscriber networks and facilities	To be determined	159	To be determined
Telephone						16
Television						122
Corporate Data				Increase leased-line and integrated information system		361
Others				Expand networks		206
Total				—	To be determined	864	To be determined

4.	Revenues

(Unit: in millions of Won)

Business field	Sales type	Item		For the six months ended June 30, 2011	For the year ended December 31, 2010
Mobile	Services	Mobile communication	Export	—	599
			Domestic	6,615,751	12,919,663
			Subtotal	6,615,751	12,920,262
Fixed Line	Services	Fixed line, B2B data, High speed internt, TV	Export	14,591	30,883
			Domestic	1,080,180	2,196,424
			Subtotal	1,094,771	2,227,307
Other	Services	Display and Search ad., Content	Export	3,070	12,000
			Domestic	236,222	439,726
			Subtotal	239,292	451,726
			Export	17,661	43,482
Total			Domestic	7,932,154	15,555,813
			Total	7,949,815	15,599,295

(Unit: in millions of Won)

For the six months ended June 30, 2011	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total revenue	7,021,793	1,381,953	300,798	8,704,544	-754,730	7,949,815

Internal revenue	406,042	287,181	61,506	754,730	-754,730	—

External revenue	6,615,751	1,094,771	239,292	7,949,815	—	7,949,815

Operating income (loss)	1,229,513	24,494	20,057	1,274,064	—	1,274,064

Net profit (loss)	1,006,092	-18,074	14,687	1,002,705	—	1,002,705

Total asset	19,599,504	3,462,453	1,766,514	24,828,472	-2,216,156	22,612,315

Total liabilities	7,538,926	2,171,214	549,858	10,259,998	-252,797	10,007,201

5.	Derivative Transactions

SK Telecom Co., Ltd.

A.	Currency Swap

(1)	Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates

(2)	Contract Terms

- Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 8,145,363,000 (excluding tax effect totaling Won 725,571,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 13,010 million) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of June 30, 2011, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 63,619,972,000 (excluding tax effect totaling Won 1,035,834,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 62,915,661,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of June 30, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 3,037,018,000 (excluding tax effect totaling Won 664,771,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 6,058,703,000) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of June 30, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 10,639,573,000 (excluding tax effect totaling Won 260,736,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 11,824,739,000) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of June 30, 2011, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 103,922,093,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 17,176,708,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 25,846,150,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a loss on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.

B.	Interest Rate Swap

(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates

(2) Contract Terms

- Interest rate swap contract to which the cash flow risk hedge accounting is applied:

The Company has entered into an interest rate swap contract with Nonghyup Bank in order to hedge the interest rate risk of long-term borrowings (totaling Won 150 billion) during the period between July 30, 2008 and August 12, 2011. As of June 30, 2011, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 297,905,000 (excluding tax effect totaling Won 72,093,000) was accounted for as accumulated other comprehensive loss.

- Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, gains on valuation of interest rate swap of Won 2,087,789,000 and Won 1,262,898,000 for the six month periods ended June 30, 2011 and June 30, 2010, respectively, were charged to current operations.

SK Broadband Co., Ltd.

SK Broadband has entered into a currency swap contract with six financial institutions including the Korea Development Bank to hedge the foreign currency risk of U.S. dollar denominated bonds (with face amounts totaling US$500,000,000) issued on February 1, 2005, and has applied cash flow risk hedge accounting to this foreign currency swap contract as follows.

(Won in thousands)

Title	Counterparties	Contract Date / Expiration Date	Purpose	Nominal Amount	Settlement Method	Early Redemption	Short-term Derivatives	Currency Swap Liability	Accumulated Other Comprehensive Gain	Loss on Valuation of Currency Swap	Agreed Exchange Rates
Currency swap	Korea Development Bank and others	Feb. 1, 2005 / Feb. 1, 2012	Risk hedging	US$500 million	Receive US$ required to repay bonds and pay KRW in accordance with agreed exchange rates	Permitted	28,797,129	—	-5,829,010	30,108,028	1,026.5 – 1,035.0

SK Communications Co., Ltd.

SK Communications recognizes the conversion rights of the convertible bonds received in connection with the sale of Spicus Co., Ltd. and Etoos Education Co., Ltd. at their fair value.

6. Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (Won in 100 million)
Service	Network O&S	January 1, 2011	December 31, 2011	Maintenance of transmission stations for 2011	1,189
Service	Service Ace	January 1, 2011	December 31, 2011	Customer service for 2011	1,129
Service	Service Top	January 1, 2011	December 31, 2011	Customer service for 2011	1,067

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (Won in 100 million)
Service	SK Telink	January 1, 2011	December 31, 2011	Satellite DMB affiliation business	819
Service	SK Marketing & Company	January 1, 2011	December 31, 2011	Operation of membership program for 2011	701
Service	Freegent & Future	January 1, 2011	December 31, 2011	Operation of T seller program for 2011	216
Service	SK Network Service	January 1, 2011	December 31, 2011	Customer service for handsets in 2011	162
Service	Service Ace	January 1, 2011	December 31, 2011	Customer service education for 2011	114
Service	F&U Credit Information	January 1, 2011	December 31, 2011	Billing service for 2011	101
Purchase	Sang Wook Ji and others	—	September 2, 2011	Purchase of land for SK Wyverns practice ballpark	117
Subtotal					5,615

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
SK Telecom Co., Ltd.	Operation of wireless NATE service	From Jan. 1, 2011 to Dec. 31, 2011	Flexible depending on the number of employees involved and other factors

Overture Korea	Agency agreement for search advertisement	—	Amount determined based on the number of clicks

SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion

SK Telecom Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined.

	7. R&D Investments	(Unit: in million Won)

	Category	For the six months ended June 30, 2011	For the year ended December 31, 2010	Remarks
	Raw material	16	41	—
	Labor	25,392	49,441	—
	Depreciation	71,866	143,131	—
	Commissioned service	19,519	98,545	—
	Others	17,051	64,755	—
	Total R&D costs	133,844	355,913	—
Accounting	Sales and administrative expenses	132,629	352,186	—
	Development expenses (Intangible assets)	1,215	3,727	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.68%	2.28%

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B.	Business-related Intellectual Properties

The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

(Unit: in million Won)

Classification/Fiscal Year	As of June 30, 2011	As of December 31,2010
Current Assets	6,098,155	6,653,992
• Cash and Cash Equivalent	958,071	659,405
• Accounts Receivable	2,046,708	1,949,397
• Notes Receivable	1,747,386	2,531,847
• Others	1,345,989	1,513,343
Non-Current Assets	16,514,160	16,478,397
• Long Term Investment	1,828,015	1,680,582
• Affiliate Investment	1,214,296	1,204,692
• Fixed Assets	8,541,536	8,153,413
• Intangible Assets	1,695,385	1,884,956
• Good Will	1,754,861	1,736,649
• Others	1,480,067	1,818,106
Total Assets	22,612,315	23,132,389
Current Liabilities	6,201,343	6,202,170
Non-Current Liabilities	3,805,857	4,522,219
Total Liabilities	10,007,201	10,724,390
Controlling Shareholders’ Equity	11,540,921	11,329,991
Capital	44,639	44,639
Other Paid-In Capital	-72,910	-78,953
Retained Earnings	11,126,255	10,721,249
Other Capital	442,937	643,055
Minority Interests	1,064,193	1,078,008
Total Stockholders’ Equity	12,605,115	12,407,999
Number of Subsidiaries	32	27

Classification/Fiscal Year	For the six months ended June 30, 2011	For the six months ended June 30, 2010
Revenue	7,949,815	7,588,033
Operating Profit (or Loss)	1,274,064	1,123,135
Profit (or Loss) From Continuing Operation Before Income Tax	1,002,705	792,180
Consolidated Total Net Profit	1,002,705	792,180
Net Profit (or Loss) Attributable to Majority Interests	1,010,328	833,242
Net Profit (or Loss) Attributable to Minority Interests	-7,624	-41,062
Earnings Per Share (Won)	14,211	11,518
Diluted Earnings Per Share (Won)	13,818	11,229

2.	Summary Financial Information (Non-Consolidated)

Classification/Fiscal Year	As of June 30, 2011	As of December 31,2010
Current Assets	4,507,770	5,316,977
• Cash and Cash Equivalent	684,772	357,470
• Accounts Receivable	1,343,036	1,453,061
• Notes Receivable	1,692,980	2,499,969
• Others	786,983	1,006,477
Non Current Assets	14,520,716	14,410,150
• Long Term Investment	1,635,712	1,517,029
• Affiliate Investment	3,618,144	3,584,395
• Fixed Assets	5,993,258	5,469,747
• Intangible Assets	1,288,447	1,424,969
• Good Will	1,308,422	1,308,422
• Others	676,733	1,105,588
Total Assets	19,028,487	19,727,126
Current Liabilities	4,256,744	4,561,014
Non Current Liabilities	2,933,052	3,585,155
Total Liabilities	7,189,796	8,146,169
Capital	44,639	44,639
Other Paid-In Capital	-24,643	-24,643
Retained Earnings	11,256,596	10,824,356
Other Capital	562,099	736,606
Total Shareholders’ Equity	11,838,691	11,580,958

Classification/Fiscal Year	For the six months ended June 30, 2011	For the six months ended June 30, 2010
Revenue	6,326,041	6,128,298
Operating Profit (or Loss)	1,229,019	1,160,573
Profit (or Loss) From Continuing Operation Before Income Tax	1,035,058	875,000
Net Profit (or Loss)	1,035,058	875,000
Earnings Per Share (Won)	14,559	12,094
Diluted Earnings Per Share (Won)	14,155	11,790

3. K-IFRS preparation, impact to financial statements, changes in accounting principle implemented

- Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from the fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for the fiscal year 2010 presented for comparison were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards.” For more information, please refer to the independent auditor’s review report attached hereto.

IV. AUDITOR’S OPINION

1.	Auditor (Consolidated)

Six months ended June 30, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2.	Audit Opinion (Consolidated)

Term	Auditor’s opinion	Issues noted
Six months ended June 30, 2011	—	—
Year ended December 31, 2010	Unqualified	—
Year ended December 31, 2009	Unqualified	—

3.	Auditor (Non-Consolidated)

Six months ended June 30, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

4.	Audit Opinion (Non-Consolidated)

Term	Auditor’s opinion	Issues noted
Six months ended June 30, 2011	—	—
Year ended December 31, 2010	Unqualified	—
Year ended December 31, 2009	Unqualified	—

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in thousands of Won)
Term	Auditors	Contents	Fee	Total hours
Six months ended June 30, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task

Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)

Term	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000

Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000

V.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A.	Overview of Board of Directors Composition

The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

The number of persons	Inside directors	Independent directors
8	Jae Won Choi, Sung Min Ha, Jin Woo So	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

Two new inside directors, Sung Min Ha and Jin Woo So, three independent directors, Rak Yong Uhm, Jay Young Chung and Jae Ho Cho, and two members of the audit committee, Jay Young Chung and Jae Ho Cho, were elected at the 27th Annual General Meeting of Shareholders held on March 11, 2011.

B.	(1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
322th (the first meeting of 2011)	January 21, 2011	- Financial Statements as of and for the year ended December 31, 2010.	Approved as proposed
		- Annual Business Report as of and for the year ended December 31, 2010	Approved as amended
		- Report for Internal Accounting Management System	—
		- Report for Subsequent Events following 4Q 2010	—

323th (the second meeting of 2011)	February 10, 2011	- Convocation of the 27th Annual General Meeting of Shareholders	Approved as proposed
		- Cooperation and share swap with KB Financial Group	Approved as proposed
		- Result of Internal Accounting Management System Evaluation	—

324th (the third meeting of 2011)	March 11, 2011	- Election of the Company’s CEO	Approved as proposed
		- Amendment of committee regulation	Approved as proposed
		- Election of committee member	Approved as proposed
		- Fund Management Transaction with Affiliated Financial Company (SK Securities)	Approved as proposed

Meeting	Date	Agenda	Approval
325th (the fourth meeting of 2011)	March 30, 2011	- Establishment of new entity with respect to a proposed business and acquisition of assets relating thereto	Approved as proposed

326th (the fifth meeting of 2011)	April 28, 2011	- Additional investment in network equipment in 2011 - Report for Subsequent Events following 1Q 2011	Approved as proposed

327th (the sixth meeting of 2011)	May 31, 2011	- NATE shopping affiliation agreement for shopping gateway business	Approved as proposed

328th (the seventh meeting of 2011)	June 23, 2011	- Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed

329th (the eighth meeting of 2011)	July 19, 2011	- Approval of the spin-off plan	Approved as proposed
		- Convocation of the Extraordinary General Meeting of Shareholders	Approved as proposed
		- Setting of record date for the shareholders’ meeting	Approved as proposed
		- Purchase of treasury shares	Approved as proposed

330th (the ninth meeting of 2011)	July 28, 2011	- Proposal for interim dividend	Approved as proposed
		- Financial results for the first half 2011	Approved as proposed
		- Report for Anti-trust Compliance Program	—
		- Report for Subsequent Events following 2Q 2011	—

*	The line items that do not show approval are for reporting purpose only.

C.	Committees within Board of Directors

(1)	Committee Structure

a)	Compensation Review Committee

(As of August 29, 2011)
Number of Persons	Members		Task
	Inside Directors	Independent Directors

5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b)	Capex Review Committee

(As of August 29, 2011)

Number of Persons	Members		Task
	Non-director Executive Officer	Independent Directors
4	Jun Ho Kim	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c)	Corporate Citizenship Committee

(As of August 29, 2011)

Number of Persons	Members		Task
	Non-director Executive Officer	Independent Directors
4	Jun Ho Kim	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d)	Independent Director Nomination Committee

(As of August 29, 2011)

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	Sung Min Ha, Jin Woo So	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

e)	Audit Committee

(As of August 29, 2011)

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2011	January 20, 2011	• 2nd half 2010 Management Audit Results and Management Audit Plan for 2011	—
		• Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		• Rental contract for satellite line facilities	Approved as proposed
		• Reports on Internal Accounting Management System	—
		• Comparison of before and after operating customer contact channel and BTS maintenance subsidiary company	—

The second meeting of 2011	February 9, 2011	• Reports on 2010 Korean GAAP Audit	—
		• Report on Review of 2010 Internal Accounting Management System	—
		• Evaluation of Internal Accounting Management System Operation	Approved as proposed
		• Auditor’s Report for Fiscal Year 2010	Approved as proposed
		• Purchase of Mobile Phone Relay Devices for 2011	Approved as proposed
		• Construction of Network Facilities for 2011	Re-proposed
		• Construction of Mobile Phone Facilities for 2011	Approved as proposed

The third meeting of 2011	February 10, 2011	• Construction of Mobile Phone Facilities for 2011	Approved as proposed

The fourth meeting of 2011	March 11, 2011	• 2011 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	—

The fifth meeting of 2011	April 28, 2011	• Election of chairman	Approved as proposed
		• Mobile phone facilities construction for Fiscal Year 2011	Approved as proposed
		• Network facilities construction for Fiscal Year 2011	Approved as proposed
		• Audit plan for the Fiscal Year 2011	—
		• Remuneration of outside auditor for the Fiscal Year 2011	Approved as proposed
		• Outside auditor service plan for the Fiscal Year 2011	Approved as proposed

The sixth meeting of 2011	June 23, 2011	• 2011 3Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	—
		• Reports on 2011 US GAAP Audit	—

The seventh meeting of 2011	July 27, 2011	• Construction of Mobile Phone Facilities for 2011	Approved as proposed
		• Construction of Network Facilities for 2011	Approved as proposed
		• Financial Results for the First Half 2011	Approved as proposed
		• Reports on IFRS Review of the First Half of 2011	—
		• Report on Audit Report to the Extraordinary General Meeting of Shareholders	—

*	The line items that do not show approval are for reporting purpose only.

3. Shareholders’ Exercises of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of June 30, 2011)

Investing company	Invested companies
	SK Corporation	SK Innovation	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK E&S	SK Bio farm	SK Securities
SK Corporation		33.4%	23.2%	39.1%	42.5%	40.0%	83.1%	67.5%	100.0%
SK Innovation
SK Telecom
SK Networks										22.7%
SK Chemicals				0.0%		25.4%
SKC
SK C&C	31.8%							32.5%
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	31.8%	33.4%	23.2%	39.1%	42.5%	65.4%	83.1%	100.0%	100.0%	22.7%

Investing company	Invested companies
	K-Power	SK Energy	SK Global Chemical	SK Lubricant	DOPCO	SK Mobile Energy	Jeju United FC	Encar network	Natruck	Natruck Friends
SK Corporation	100.0%
SK Innovation		100.0%	100.0%	100.0%	41.0%	100.0%	100.0%
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy								87.5%	67.3%	50.0%
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	100.0%	100.0%	100.0%	100.0%	41.0%	100.0%	100.0%	87.5%	67.3%	50.0%

	Invested companies
Investing company	SK Petrochemical	Green IS	Arochemi Co. Ltd.	Zicos	U base Manufacturing Asia	SK Marketing & Company	M & Service	SK Telink	Commerce Planet	PS & Marketing
SK Corporation
SK Innovation						50.0%
SK Telecom						50.0%		83.5%	100.0%	100.0%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical	100.0%	78.9%	50.0%
SK Marketing & Company							100.0%
SK D&D
SK Communications
SK Broadband
SK Lubricant				100.0%	100.0%
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	100.0%	78.9%	50.0%	100.0%	100.0%	100.0%	100.0%	83.5%	100.0%	100.0%

Investing company	Invested companies
	NTREEV Soft	F&U Credit Info	Loen Entertain ment	Network O&S	Service Ace	Service Top	SK Wyverns	Television Media Korea	Paxnet	SK Broadband
SK Corporation
SK Innovation
SK Telecom	63.7%	50.0%	63.5%	100.0%	100.0%	100.0%	100.0%	51.0%	59.7%	50.6%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	63.7%	50.0%	63.5%	100.0%	100.0%	100.0%	100.0%	51.0%	59.7%	50.6%

	Invested companies
Investing company	SK Communi- cations	Broadband Media	Broadband D&M	Broadband CS	SK I-Media	Service In	SKN Internet	SKN Service	MRO Korea	WS Commerce
SK Corporation
SK Innovation
SK Telecom	64.7%
SK Networks							100.0%	85.0%	51.0%	100.0%
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications					100.0%	100.0%
SK Broadband		100.0%	100.0%	100.0%
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	64.7%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	85.0%	51.0%	100.0%

Investing company	Invested companies
	SK Pinx	SKSM	SKC Air Gas	SKC Solmics Co., Ltd.	SK Telesys	SKW	Sumray Corpo ration	Incyto	Doo young	Daehan City Gas
SK Corporation
SK Innovation
SK Telecom
SK Networks	100.0%
SK Chemicals
SKC			80.0%	48.7%	47.5%	65.0%	94.2%	100.0%	53.3%
SK C&C
SK E&C
SK E&S										51.3%
SK Gas
SK Shipping		100.0%
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	100.0%	100.0%	80.0%	48.7%	47.5%	65.0%	94.2%	100.0%	53.3%	51.3%

Investing company	Invested companies
	Busan City Gas	Jeonnam City Gas	Gangwon City Gas	JBES	CCES	YN Energy	Chungnam City Gas	PyongTaek Energy Service	Gimcheon Energy	RealVest
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C										100.0%
SK E&S	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	100.0%

Investing company	Invested companies
	SK Forest	Daejeon Pure Water	Gwangju Pure Water	SK D&D	Namwon Sarang Electric Power	MKS Guarantee	Green Biro	Pana Blu Co., Ltd.	Indepen dence	Infosec
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C									100.0%	100.0%
SK E&C	100.0%	32.0%	42.0%	45.0%
SK E&S
SK Gas							70.1%	80.4%
SK Marketing & Company
SK Shipping
SK Energy
SK Global Chemical
SK D&D					100.0%	100.0%
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare
Total affiliated companies	100.0%	32.0%	42.0%	45.0%	100.0%	100.0%	70.1%	80.4%	100.0%	100.0%

Investing company	Invested companies
	SK Gas	SK Sci-tech	UB Care	SK Seentec	TSK Water	Korea Sleep Network	Yeosu Expo Environ ment	Ever Health Care
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals	45.5%	50.0%	44.0%	100.0%	25.0%	91.4%
SKC
SK C&C
SK E&C					25.0%
SK E&S
SK Gas
SK Marketing & Company
SK Shipping
SK Energy
SK Global chemical
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water							58.7%
UBcare								100.0%
Total affiliated companies	45.5%	50.0%	44.0%	100.0%	50.0%	91.4%	58.7%	100.0%

VII. SHAREHOLDERS INFORMATION

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2011)			(Unit: Shares, %)

Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	18,748,452	23.22

Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00

Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00

Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	0	0.00

Man Won Jung	Officer of affiliated company	Common share	5,600	0.01	0	0.01

Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00

Dal Sup Shim	Officer of affiliated company	Common share	500	0.00	0	0.00

Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00

Total	—	Common share	18,757,360	23.23	18,750,490	23.22

B.	Overview of the Largest Shareholder

SK Corporation is a holding company and as of June 30, 2011, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., K-Power Co., Ltd. and SK Biofarm Co., Ltd. SK Biofarm Co., Ltd. spun off from SK Corporation on April 1, 2011.

Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Book Value	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed

SK Telecom Co., Ltd.	23.2%	2,847,985	Telecommunication	Publicly Listed

SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed

SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed

SK E&C Co., Ltd.	40.0%	405,130	Construction	Privately Held

SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held

SK E&S Co., Ltd.	67.5%	389,431	Gas Company Holdings	Privately Held

K-Power Co., Ltd.	100.0%	636,876	Power Generation	Privately Held

SK Biofarm Co., Ltd.	100.00%	228,743	Biotechnology	Privately Held

*	The above share holdings are based on common stock holdings as of June 30, 2011.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2010. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

2. Changes in shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(Unit: Shares, %)

Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks

SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares

A. Shareholders with ownership of 5% or more and others

(As of June 30, 2011)				(Unit: shares, %)

Rank	Name (title)	Common share		Preferred share		Sub-total
		Number of shares	Ownership ratio	Number of shares	Ownership ratio	Number of shares	Ownership ratio
1	Citibank ADR	24,321,893	30.12	—	—	24,321,893	30.12

2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22

3	SK Telecom	9,650,712	11.95	—	—	9,650,712	11.95
Shareholdings under the Employee Stock Ownership Program *		319,087	0.40	—	—	319,087	0.40

B. Shareholder Distribution

(As of June 30, 2011)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders	27,620	99.97%	23,615,862	29.24%	—
Total	27,626	100%	80,745,711	100%	—

4. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

(Unit: Won, shares)

Types		June 2011	May 2011	April 2011	March 2011	February 2011	January 2011
Common stock	Highest	161,000	169,000	167,500	167,500	166,500	173,500
	Lowest	126,500	158,000	156,500	156,500	154,500	163,500

Monthly transaction volume		3,296,999	3,967,936	2,644,056	3,284,703	2,008,028	2,171,708

B. Foreign Securities Market

New York Stock Exchange						(Unit: US$, ADR)

Types		June 2011	May 2011	April 2011	March 2011	February 2011	January 2011
Depository Receipt	Highest	18.76	20.29	19.10	18.98	17.80	18.74
	Lowest	17.45	16.76	17.20	17.45	16.76	17.20

Monthly transaction volume		36,333,232	46,330,984	20,685,006	42,839,004	29,098,452	29,748,044

VIII. EMPLOYEES

(As of June 30, 2011)					(Unit: persons, in millions of Won)

Classification	Number of employees				Average service year	Aggregate wage for the six months ended June 30, 2011	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,819	58	—	3,877	12.3	127,344	32	—
Female	629	86	—	715	9.6	16,905	23	—
Total	4,448	144	—	4,592	11.9	144,249	31	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS

1. Loans to the Largest Shareholder and Related Persons

(As of June 30, 2011)			(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliated company	Long-term and short-term loans	2,407	—	—	2,407	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

A. Investment and Disposition of Investment

None.

B. Transfer of Assets

(Units: in millions of Won)

Name (Corporate Name)	Relation- ship	Details					Remarks
		Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder
Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	April 29, 2011	—	158	—
SK Telesys Co.,Ltd.	Affiliated Company	OA equipment sale	Sale of assets not in use	June 30, 2011		98
Total						256	—

3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A. Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	77,985	163,546	127,077	114,454	—	—

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long- term loans	30,224	472	—	30,696	—	—

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A. Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value

1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).

2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

3. On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

4. On October 26 and October 29, 2010, all trust agreements for the acquisition of treasury shares terminated (aggregate amount: Won 982 billion).

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend, Won 7,000 per share)

	2. Remuneration limit for Directors 3. Election of Directors	Approved (Won 12 billion)
	- Election of inside directors	Approved (Jung Nam Cho, Sung Min Ha)
	- Election of independent directors as Audit Committee members	Approved (Dal Sup Shim)

24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)

	2. Amendment to Articles of Incorporation	Approved

	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

4. Election of Directors
	- Election of inside directors	Approved (Shin Bae Kim, Young Ho Park)
	- Election of independent directors	Approved (Rak Yong Uhm, Jay Young Chung)
	- Election of independent directors as Audit Committee member	Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008	Approved (Cash dividend, Won 8,400 per share)

	2. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

	3. Amendment to Company Regulation on Executive Compensation	Approved

4. Election of Directors
	- Election of inside directors	Approved (Jae Won Chey, Man Won Jung)
	- Election of independent directors	Approved (Hyun Chin Lim)
	- Election of independent directors as Audit Committee member	Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)	1. Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)

	2. Amendment to Articles of Incorporation	Approved

	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

4. Election of Directors
	- Election of inside directors	Approved (Ki Haeng Cho)
	- Election of independent directors	Approved (Dal Sup Shim)
	- Election of independent directors as Audit Committee member	Approved (Dal Sup Shim, Jay Young Chung)

27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1. Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)

	2. Approval of Remuneration Limit for Directors	Approved

	3. Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)

4. Election of Directors
	- Election of inside directors	Approved (Sung Min Ha, Jin Woo So)
	- Election of independent directors	Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
	- Election of independent directors as Audit Committee member	Approved (Jay Young Chung, Jae Ho Cho)

2.	Contingent Liabilities

[SK Telecom]

A. Material Legal Proceedings

(1)	Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment on February 18, 2011 against the Company ordering the Company to pay Won 570 million to KOMCA. The Company appealed the judgment to the appellate court on February 28, 2011. The Company plans to vigorously defend itself in the appellate court by emphasizing the character of service fees for Coloring services and the abuse of copyright by monopolistic or oligopolistic businesses. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

[SK Broadband]

A. Material Legal Proceedings

(Unit: thousand won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	On appeal
Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	On appeal
Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court
Damages Claim relating to Hyundai Construction	December 2010	561,283	Pending before District Court
Claim for Sales Price by Sambo Motors	April 2011	321,200	Pending before District Court
Other claims and proceedings	—	301,155	—
Total	—	4,042,349	—

[SK Communications]

A. Material Legal Proceedings

(Unit: million won)

Description of Proceedings	Parties	Amount of Claim	Summary of Claim	Status
Damage Claim (Copyright Infringement)	Plaintiff: Cho Young Soo Defendant: SK Communications and two others	8	Plaintiff demands damages for the defendants’ use of the plaintiff’s song in Cyworld karaoke service and off-line karaoke.	On appeal

Damage Claim (Libel)	Plaintiff: Yoon Ra Won and two others Defendant: SK Communications and five others	40	Plaintiffs demand damage payment for posting of nude videos on Cyworld mini-hompy.	Claim against SK Communications was denied in the District Court.

3. Status of sanctions, etc.

[SK Telecom]

Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 8, 2009.

On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 9, 2011.

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million from the Fair Trade Commission of Korea involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company filed a suit at the Seoul High Court, which found in favor of the Company and cancelled the Fair Trade Commission’s correctional order and fine. On August 19, 2010, the Supreme Court of Korea rejected the appeal by the Fair Trade Commission of Korea and finally confirmed the Seoul High Court’s decision. Accordingly, the Fair Trade Commission’s correctional order was cancelled and the Company was refunded the fine and interest in the amount of Won 538 million.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.

On February 28, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 19 of the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and was imposed a fine of Won 1,964 million with respect to providing Non-DRM on-line music content services. The Company filed a suit disputing the order of the Fair Trade Commission and the suit is currently pending. On April 22, 2011, the Company received a correctional order for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

[SK Broadband]

On July 22, 2009, SK Broadband received a warning from the Financial Supervisory Service of Korea with respect to its omission to state a material fact that could affect investors’ investment decision when it responded to the Korea Exchange’s request for disclosure regarding SK Telecom’s acquisition of SK Broadband shares from AIG-Newbridge-TVG consortium, then-largest shareholder of SK Broadband.

On January 5, 2009, SK Broadband received a correctional order from the Fair Trade Commission of Korea for unfair business practices relating to marketing networks. SK Broadband has taken efforts to educate the relevant personnel and implement reports to the Fair Trade Commission to prevent a repeat of the same violation.

[SK Communications]

On July 31, 2008, SK Communications was imposed a fine of Won 125 million by the Fair Trade Commission of Korea in connection with the preparation for the Fair Trade Commission’s field inspection. SK Communications has paid the fine and has taken efforts to prevent a repeat of the same violation, including education of the relevant personnel.

[Loen Entertainment]

On February 2, 2011, Loen Entertainment Inc. received a correctional order from the Fair Trade Commission of Korea for violation of Article 19 of the Fair Trade Act and was imposed a fine of Won 10,381 million with respect to providing Non-DRM on-line music content services. Loen Entertainment filed a suit disputing the order of the Fair Trade Commission and the suit is currently pending.

4. Important Matters That Occurred After June 30, 2011

[SK Telecom]

- Spin-off

The Company is in the process of implementing a spin-off pursuant to Articles 530-2 through 530-12 of the Korean Commercial Code, as disclosed on July 21, 2011. Set forth below is basic information and schedule regarding the spin-off. Please see public disclosure made on July 20, 2011 (July 21, 2011 in the U.S.) for more information on the spin-off.

Spin-off information

Category	Name of company	Business Area

Surviving company	SK Telecom Co., Ltd.	All businesses other than the business transferred to the spin-off company

Spin-off company	SK Platform Co., Ltd. (tentative)	Platform business

(Note)	The name of the spin-off company may change at the extraordinary shareholders’ meeting for approval of the spin-off plan, or the inaugural meeting of the spin-off company.

Schedule of spin-off

Category		Date

Board resolution on spin-off		July 19, 2011

Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011

Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011

Date of Spin-off		October 1, 2011

Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders		October 4, 2011

Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

(Note 1)	The above schedule is subject to adjustment based on relevant laws and consultations with the relevant authorities.
(Note 2)	It is expected that a board resolution will be adopted and announced in lieu of the above Shareholders’ Meeting for Report of Spin-off.

[SK Communications]

On July 28, 2011, SK Communications confirmed that certain personal information of its subscribers were leaked by hackers on July 26, 2011. Currently a task force team, with the representative director as the head of the team, is operating to respond to the leak and strengthen the protection of personal information of subscribers. SK Communications notified the government authorities to prevent further damages and help arrest the responsible offender. Leaked personal information include IDs, names, mobile phone numbers, email addresses, encrypted passwords and encrypted national identification numbers.

On August 11, 2011, the police announced that the offender intruded into SK Communications’ database server through Alzip update servers of EstSoft and leaked the personal information to IP addresses in China.

SK Communications intends to enhance its security system, while modifying its system not to request national identification numbers from new subscribers and taking efforts to prevent secondary damages from the leak. SK Communications will notify further updates through its website and public notice.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 14Fl., Hanwha Securities Bldg., 23-5 Yoido-dong, Youngdeungpo-gu, Seoul150-717, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

SK Telecom Co., Ltd

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of SK Telecom Co., Ltd. and subsidiaries (the “Company”). The financial statements consist of the consolidated statements of financial position as of June 30, 2011 and December 31, 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three months and six months ended June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Company are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 “Interim Financial Reporting”, and the requirements of K-IFRS 1101, “First-time Adoption of Korean International Financial Reporting Standards”, relevant to interim financial reporting.

Other matter

The consolidated statements of income and comprehensive income for the three months and six months ended June 30, 2010 and changes in shareholders’ equity and cash flows for the six months ended June 30, 2010, comparatively presented herein, were not reviewed.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

/s/ Deloitte Anjin LLC

August 26, 2011

Notice to Readers

This report is effective as of August 26, 2011, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the independent accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the independent accountants’ review report.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

June 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
A S S E T S		June 30, 2011		December 31, 2010		June 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	4	(Won)	958,071	(Won)	659,405	$898,500	$618,405
Short-term financial instruments	4, 25		773,832		567,152	725,717	531,888
Short-term investment securities	4, 7		57,998		400,531	54,392	375,627
Accounts receivable – trade, net	4, 5, 24		2,046,708		1,949,397	1,919,449	1,828,188
Short-term loans, net	4, 5, 24		101,909		94,924	95,573	89,022
Accounts receivable – other, net	4, 5, 24		1,747,386		2,531,847	1,638,738	2,374,423
Prepaid expenses			125,620		182,091	117,809	170,769
Derivative assets	4, 26		28,797		—	27,006	—
Inventories	6		170,318		149,223	159,728	139,945
Advanced payments and other	4, 5, 7		87,516		119,422	82,074	111,996

Total Current Assets			6,098,155		6,653,992	5,718,986	6,240,263

NON-CURRENT ASSETS:
Long-term financial instruments	4		7,615		117	7,142	110
Long-term investment securities	4, 7		1,828,015		1,680,582	1,714,353	1,576,087
Investments in associates	8		1,214,296		1,204,692	1,138,794	1,129,787
Property and equipment	9, 24, 25		8,541,536		8,153,413	8,010,444	7,646,453
Investment property	10		253,016		197,307	237,284	185,039
Goodwill	11		1,754,861		1,736,649	1,645,748	1,628,668
Intangible assets	12		1,695,385		1,884,956	1,589,970	1,767,754
Long-term loans	4, 5, 24		102,480		84,323	96,108	79,080
Long-term accounts receivable – other, net	4, 5		65,589		527,106	61,511	494,332
Long-term prepaid expenses			528,895		411,509	496,010	385,922
Guarantee deposits	4, 5, 24		249,746		250,333	234,217	234,768
Long-term derivative assets	4, 26		98,922		203,382	92,771	190,736
Deferred income tax assets			142,217		106,860	133,374	100,216
Other	4, 5		31,587		37,168	29,623	34,857

Total Non-current Assets			16,514,160		16,478,397	15,487,349	15,453,809

TOTAL ASSETS		(Won)	22,612,315	(Won)	23,132,389	$21,206,335	$21,694,072

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

June 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY		June 30, 2011		December 31, 2010		June 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)
CURRENT LIABILITIES:
Short-term borrowings	4, 13, 25	(Won)	506,530	(Won)	523,710	$475,035	$491,147
Accounts payable - trade	4 ,24		299,869		195,777	281,224	183,604
Accounts payable - other	4 ,24		998,419		1,434,329	936,340	1,345,146
Withholdings			573,915		408,261	538,230	382,876
Accrued expenses	4 ,14		1,311,251		1,330,044	1,229,721	1,247,345
Income tax payable			303,995		259,871	285,093	243,713
Unearned revenue			299,540		311,631	280,915	292,255
Derivative liabilities	4 ,26		16,929		15,393	15,876	14,436
Current portion of long-term debt, net	4 ,13		1,744,860		1,601,229	1,636,369	1,501,668
Advanced receipts and other			146,036		121,925	136,956	114,344

Total Current Liabilities			6,201,344		6,202,170	5,815,759	5,816,534

NON-CURRENT LIABILITIES:
Bonds payable, net	4 ,13		2,571,914		3,658,546	2,411,998	3,431,066
Long-term borrowings	4 ,13		406,255		235,968	380,995	221,296
Long-term payables - other	4		234,782		54,783	220,184	51,377
Long-term unearned revenue			226,270		241,892	212,201	226,852
Finance lease liabilities	4		45,468		60,075	42,641	56,340
Retirement benefit obligation	15		96,529		67,870	90,527	63,650
Long-term derivative liabilities	4, 26		—		14,761	—	13,843
Long-term advanced receipts and other	14 ,24		224,639		188,325	210,672	176,615

Total Non-current Liabilities			3,805,857		4,522,220	3,569,218	4,241,039

Total Liabilities			10,007,201		10,724,390	9,384,977	10,057,573

STOCKHOLDERS’ EQUITY:
Share capital	1 ,16		44,639		44,639	41,863	41,863
Share premium	16, 17		(72,910)		(78,953)	(68,377)	(74,044)
Retained earnings	18		11,126,256		10,721,249	10,434,452	10,054,627
Reserves	19		442,938		643,056	415,397	603,072
Non-controlling interests			1,064,191		1,078,008	998,023	1,010,981

Total Stockholders’ Equity			12,605,114		12,407,999	11,821,358	11,636,499

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		(Won)	22,612,315	(Won)	23,132,389	$21,206,335	$21,694,072

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
		(In millions except for per share data)								(In thousands except for per share data)
	Notes
OPERATING REVENUE
Revenue	23 ,24	(Won)	4,029,134	(Won)	7,930,146	(Won)	3,822,001	(Won)	7,570,933	$3,778,612	$7,437,068	$3,584,358	$7,100,190
Other operating income	20		11,819		19,669		1,586		17,100	11,084	18,446	1,487	16,037

Sub-total			4,040,953		7,949,815		3,823,587		7,588,033	3,789,696	7,455,514	3,585,845	7,116,227

OPERATING EXPENSES:	24
Labor cost	15 ,24		253,379		566,965		196,092		494,207	237,624	531,712	183,899	463,478
Commissions paid	24		1,425,181		2,785,217		1,442,153		2,858,176	1,336,567	2,612,039	1,352,483	2,680,461
Depreciation and amortization	9, 10 ,12		591,922		1,167,068		514,527		1,082,514	555,118	1,094,502	482,535	1,015,206
Network interconnection			323,503		642,244		340,050		675,294	303,388	602,311	318,906	633,306
Leased line			110,435		224,329		103,974		206,911	103,568	210,381	97,509	194,046
Advertising			85,277		140,552		98,485		155,968	79,975	131,813	92,362	146,270
Rent			93,662		192,934		86,270		175,268	87,838	180,938	80,906	164,370
Cost of goods sold			217,050		403,524		124,092		269,656	203,554	378,434	116,376	252,889
Other	20		280,818		552,918		271,012		546,904	263,358	518,538	254,162	512,900

Sub-total		(Won)	3,381,227	(Won)	6,675,751	(Won)	3,176,655	(Won)	6,464,898	$3,170,990	$6,260,668	$2,979,138	$6,062,926

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
		(In millions except for per share data)								(In thousands except for per share data)
	Notes
OPERATING INCOME	23	(Won)	659,726	(Won)	1,274,064	(Won)	646,932	(Won)	1,123,135	$618,706	$1,194,846	$606,707	$1,053,301
Financial income	21		83,558		327,414		81,314		177,649	78,363	307,056	76,258	166,603
Financial costs	21		85,320		163,801		128,868		246,403	80,016	153,616	120,854	231,082
Equity in earnings of affiliates	8		4,814		11,685		13,087		14,701	4,515	10,958	12,273	13,787
Equity in losses of affiliates	8		14,712		32,394		4,704		9,720	13,797	30,380	4,412	9,116

INCOME BEFORE INCOME TAX			648,066		1,416,968		607,761		1,059,362	607,771	1,328,864	569,972	993,493
PROVISION FOR INCOME TAX			182,630		414,263		158,872		267,182	171,275	388,505	148,994	250,569

NET INCOME	23	(Won)	465,436	(Won)	1,002,705	(Won)	448,889	(Won)	792,180	$436,496	$940,359	$420,978	$742,924

ATTRIBUTABLE TO :
Controlling interests		(Won)	467,794	(Won)	1,010,328	(Won)	457,655	(Won)	833,242	$438,708	$947,508	$429,199	$781,433
Non-controlling interests		(Won)	(2,358)	(Won)	(7,623)	(Won)	(8,766)	(Won)	(41,062)	$(2,212)	$(7,149)	$(8,221)	$(38,509)

NET INCOME PER SHARE
(In Korean won and U.S. dollars)	22	(Won)	6,580	(Won)	14,211	(Won)	6,326	(Won)	11,518	$6.17	$13.33	$5.93	$10.80

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars)	22	(Won)	6,400	(Won)	13,818	(Won)	6,163	(Won)	11,229	$6.00	$12.96	$5.78	$10.53

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)
NET INCOME		(Won)	465,436	(Won)	1,002,705	(Won)	448,889	(Won)	792,180	$436,496	$940,359	$420,978	$742,924

OTHER COMPREHENSIVE INCOME :
Net change in fair value of available-for-sale financial asset	19		(92,818)		(178,148)		(3,848)		(144,857)	(87,047)	(167,071)	(3,609)	(135,850)
Share of other comprehensive income of associates	8,19		(5,036)		(8,844)		2,596		2,800	(4,723)	(8,294)	2,435	2,626
Gain (loss) on valuation of derivatives	19		(35,282)		3,287		2,495		(4,186)	(33,088)	3,083	2,340	(3,926)
Foreign currency translations of foreign operations	19		(9,641)		(23,048)		43,813		25,211	(9,041)	(21,615)	41,089	23,643
Actuarial gains (losses) on retirement benefit obligations	15		(4,632)		(8,225)		710		759	(4,344)	(7,714)	666	712

Sub-total			(147,409)		(214,978)		45,766		(120,273)	(138,243)	(201,611)	42,921	(112,795)

TOTAL COMPREHENSIVE INCOME		(Won)	318,027	(Won)	787,727	(Won)	494,655	(Won)	671,907	$298,253	$738,748	$463,899	$630,129

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO :
Owners of the Company		(Won)	324,178	(Won)	802,086	(Won)	490,753	(Won)	707,921	$304,021	$752,214	$460,239	$663,904
Non-controlling interests		(Won)	(6,151)	(Won)	(14,359)	(Won)	3,902	(Won)	(36,014)	$(5,768)	$(13,466)	$3,660	$(33,775)

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

				Share premium												Attributable to owners of The Company
		Share capital		Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other		Retained earnings		Reserves				Non-controlling interests		Total
	Notes
(In millions of Korean won)
Balance, January 1, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	740,053)	(Won)	9,563,940	(Won)	919,835	(Won)	10,696,290	(Won)	1,151,755	(Won)	11,848,045
Cash dividends			—		—		—		—		—		(607,698)		—		(607,698)		—		(607,698)
Total comprehensive income (loss)			—		—		—		—		—		833,277		(125,356)		707,921		(36,014)		671,907
Net income			—		—		—		—		—		833,242		—		833,242		(41,062)		792,180
Other comprehensive income	19		—		—		—		—		—		35		(125,356)		(125,321)		5,048		(120,273)
Changes in subsidiaries’ equity			—		—		—		—		(2,301)		—		—		(2,301)		(1,856)		(4,157)

Balance, June 30, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	742,354)	(Won)	9,789,519	(Won)	794,479	(Won)	10,794,212	(Won)	1,113,885	(Won)	11,908,097

Balance, January 1, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	776,526)	(Won)	10,721,249	(Won)	643,056	(Won)	11,329,991	(Won)	1,078,008	(Won)	12,407,999
Cash dividends			—		—		—		—		—		(597,197)		—		(597,197)		—		(597,197)
Total comprehensive income (loss)			—		—		—		—		—		1,002,204		(200,118)		802,086		(14,359)		787,727
Net income			—		—		—		—		—		1,010,328		—		1,010,328		(7,623)		1,002,705
Other comprehensive income	19		—		—		—		—		—		(8,124)		(200,118)		(208,242)		(6,736)		(214,978)
Changes in subsidiaries’ equity			—		—		—		—		6,043		—		—		6,043		542		6,585

Balance, June 30, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	770,483)		(Won)11,126,256	(Won)	442,938	(Won)	11,540,923	(Won)	1,064,191	(Won)	12,605,114

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

			Share premium
		Share capital	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Attributable to owners of the Company	Non-controlling interests	Total

	Notes
(In thousands of U.S. dollars)
Balance, January 1, 2010		$41,863	$2,734,584	($1,868,220)	($14,888)	($694,038)	$8,969,277	$862,642	$10,031,220	$1,080,142	$11,111,362
Cash dividends		—	—	—	—	—	(569,913)	—	(569,913)	—	(569,913)
Total comprehensive income (loss)		—	—	—	—	—	781,466	(117,562)	663,904	(33,775)	630,129
Net income		—	—	—	—	—	781,433	—	781,433	(38,509)	742,924
Other comprehensive income	19	—	—	—	—	—	33	(117,562)	(117,529)	4,734	(112,795)
Changes in subsidiaries’ equity		—	—	—	—	(2,158)	—	—	(2,158)	(1,740)	(3,898)

Balance, June 30, 2010		$41,863	$2,734,584	($1,868,220)	($14,888)	($696,196)	$9,180,830	$745,080	$10,123,053	$1,044,627	$11,167,680

Balance, January 1, 2011		$41,863	$2,734,584	($2,065,497)	($14,888)	($728,243)	$10,054,627	$603,072	$10,625,518	$1,010,981	$11,636,499
Cash dividends		—	—	—	—	—	(560,064)	—	(560,064)	—	(560,064)
Total comprehensive income (loss)		—	—	—	—	—	939,889	(187,675)	752,214	(13,466)	738,748
Net income		—	—	—	—	—	947,508	—	947,508	(7,149)	940,359
Other comprehensive income	19	—	—	—	—	—	(7,619)	(187,675)	(195,294)	(6,317)	(201,611)
Changes in subsidiaries’ equity		—	—	—	—	5,667	—	—	5,667	508	6,175

Balance, June 30, 2011		$41,863	$2,734,584	($2,065,497)	($14,888)	($722,576)	$10,434,452	$415,397	$10,823,335	$998,023	$11,821,358

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities:
Net income		(Won)	1,002,705	(Won)	792,180	$940,359	$742,924
Adjustments for income and expenses	27		1,592,155		1,565,437	1,493,159	1,468,102
Changes in assets and liabilities related to operating activities	27		960,344		(177,811)	900,632	(166,755)

Sub-total			3,555,204		2,179,806	3,334,150	2,044,271
Interest received			81,278		115,465	76,224	108,286
Dividends received			20,221		21,260	18,964	19,938
Interest paid			(158,537)		(200,057)	(148,680)	(187,618)
Income tax paid			(355,786)		(411,601)	(333,664)	(386,009)

Net Cash Provided by Operating Activities			3,142,380		1,704,873	2,946,994	1,598,868

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			200,000		220,000	187,564	206,321
Collection of short-term loans			92,562		127,759	86,807	119,815
Decrease in long-term financial instruments			3		—	3	—
Proceeds from sales of long-term investment securities			250,075		262,521	234,526	246,198
Proceeds from disposal of associates			8,783		11,741	8,237	11,011
Proceeds from disposal of property and equipment			13,251		19,876	12,427	18,640
Proceeds from disposal of intangible assets			2,711		4,245	2,542	3,981
Collection of long-term loans			8,738		7,915	8,195	7,423
Decrease in other non-current assets			673		10,271	631	9,633
Proceeds from disposal of consolidated subsidiary			—		16,230	—	15,221

Sub-total			576,796		680,558	540,932	638,243

Cash outflows for investing activities:
Increase in short-term financial instruments, net			206,431		196,469	193,596	184,253
Increase in short-term investment securities, net			53,000		—	49,705	—
Increase in short-term loans			126,587		140,578	118,716	131,837
Increase in long-term financial instruments			7,500		2	7,034	2
Acquisition of long-term investment securities			276,286		39,731	259,107	37,261
Acquisition of associates			42,338		402,835	39,706	377,788
Acquisition of property and equipment			1,176,383		538,888	1,103,238	505,381
Acquisition of investment property			61,240		—	57,432	—
Acquisition of goodwill			—		6,139	—	5,757
Acquisition of intangible assets			38,318		37,158	35,935	34,848
Increase in long-term loans			2,113		19,364	1,982	18,160
Increase in other non-current assets			17,641		27,336	16,544	25,636
Acquisition of consolidated subsidiary			129,190		—	121,157	—

Sub-total			2,137,027		1,408,500	2,004,152	1,320,923

Net Cash Used in Investing Activities		((Won)	1,560,231)	((Won)	727,942)	($1,463,220)	($682,680)

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from short-term borrowings	(Won)	349,018	(Won)	325,857	$327,317	$305,596
Issuance of bonds payable		363,038		—	340,465	—
Proceeds from long-term borrowings		186,734		114,560	175,123	107,437
Increase in equity of consolidated subsidiaries		6,407		—	6,009	—

Sub-total		905,197		440,417	848,914	413,033

Cash outflows for financing activities:
Repayment of short-term borrowings		390,012		224,252	365,762	210,309
Repayment of current portion of long-term debt		538,459		455,347	504,979	427,035
Repayment of bonds payable		642,160		230,000	602,232	215,699
Repayment of long-term borrowings		6,990		9,752	6,555	9,146
Payment of dividends		597,197		607,667	560,065	569,884
Cash outflows from transaction of derivatives		17,695		—	16,595	—
Decrease in equity of consolidated subsidiaries		—		7,551	—	7,081

Sub-total		2,192,513		1,534,569	2,056,188	1,439,154

Net Cash Used in Financing Activities		(1,287,316)		(1,094,152)	(1,207,274)	(1,026,121)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		294,833		(117,221)	276,500	(109,933)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		659,405		905,632	618,405	849,322
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVAENTS HELD IN FOREIGN CURRENCY		3,833		3,427	3,595	3,214

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	958,071	(Won)	791,838	$898,500	$742,603

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

1. GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	18,748,452	23.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	45,954,460	56.91
Treasury stock	9,650,712	11.95

	80,745,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with Korean statutory requirements and Korean International Financial Reporting Standards (“K-IFRS”), in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, income, comprehensive income, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,066.30 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2011. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

a.	Basis of Presentation

The Company has adopted the K-IFRS for the annual period beginning on January 1, 2011. In accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards”, the transition date to K-IFRS is January 1, 2010. The transition adjustments to K-IFRS are summarized in Note 3.

The Company’s interim consolidated financial statements for the six months ended June 30, 2011 and 2010 are prepared in accordance with K-IFRS 1034 “Interim Financial Reporting”. The interim consolidated financial statements are prepared in accordance with the K-IFRS that are effective as of June 30, 2011.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim consolidated financial statements may be different from the policies that are used for the preparation of the first annual consolidated financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRSs are in progress, and the financial information presented in the interim financial statements may change accordingly in the future.

Major accounting policies used for the preparation of the interim consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The interim consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

b.	Basis of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of June 30, 2011 (in millions of Korea won, except for share data).

Subsidiary	Primary business	Net equity		Number of shares	Ownership Percentage(%)	Location
SK Telink Co., Ltd.	Telecommunication services	(Won)	181,270	1,082,272	83.5	Korea
SK Communications Co., Ltd.	Internet website services		243,292	28,029,945	64.7	Korea
PAXNet Co., Ltd.	Internet website services		23,969	5,590,452	59.7	Korea
Loen Entertainment, Inc.	Release of music disc		87,291	16,054,812	63.5	Korea
Stonebridge Cinema Fund	Investment association		16,878	150	57.0	Korea
Ntreev Soft Co., Ltd.	Game software production		17,043	2,064,970	63.7	Korea
SK i-media Co., Ltd.	Game software production		(619)	10,000,000	100.0	Korea
Commerce Planet Co., Ltd.	Online shopping mall operation agency		(2,665)	29,396	100.0	Korea
SK Broadband Co., Ltd.	Telecommunication services		1,368,627	149,638,354	50.6	Korea
Broadband D&M Co., Ltd.	Telecommunication services		4,775	900,000	100.0	Korea
Broadband Media Co., Ltd.	Multimedia TV portal services		(251,436)	25,200,000	100.0	Korea
Broadband CS Co., Ltd.	Customer Q&A and services		(11,996)	1,210,596	100.0	Korea
K-net Culture and Contents Venture Fund	Investment association		47,794	295	59.0	Korea
2nd BMC Focus Investment Fund	Investment association		31,830	200	66.7	Korea
Open Innovation Fund	Investment association		43,956	450	98.9	Korea
PS&Marketing Corporation	Communications device retail business		166,057	46,000,000	100.0	Korea
Service Ace Co., Ltd.	Customer center management service		22,788	4,385,400	100.0	Korea
Service Top Co., Ltd.	Customer center management service		15,935	2,856,200	100.0	Korea
Network O&S Co., Ltd.	Base station maintenance service		19,773	3,000,000	100.0	Korea
BNCP Co., Ltd.	Internet website services		18,279	8,820,000	100.0	Korea
Service-In Co., Ltd.	Database & on-line information service		2,531	2,000,000	100.0	Korea
SK Telecom China Holdings Co., Ltd.	Equity Investment		31,085	—	100.0	China
Sky Property Mgmt., Ltd.	Real Estate Investment		443,452	22,980	60.0	China
Shenzhen E-eye High Tech Co., Ltd.	Manufacturing		17,791	—	65.5	China
SK China Real Estate Co., Ltd.	Real Estate Investment		75,742	70,000,000	99.4	Hongkong
SKT Vietnam PTE., Ltd.	Telecommunication services		30,828	180,476,700	73.3	Singapore
SKT Americas, Inc.	Information gathering and consulting		43,083	109	100.0	USA
Technology Venture Fund, LP	Research and Development		17,543	—	100.0	USA
YTK Investment Ltd	Investment Association		47,879	—	100.0	Cayman
Technology Innovation Partners, LP	Investment Association		16,238	—	100.0	Cayman
Atlas Investment	Investment Association		16,234	—	100.0	USA
SK Telecom Global Investment B.V.	Investment Association		39,049	18,000	100.0	Netherlands

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the current period are included in the consolidated statement of income and comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full under consolidation

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings).

c.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net faire value of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held interest in the acquiree (if any); the excess is recognized immediately in profit or loss as a bargain purchase gain.

d.	Foreign Currency Exchange

The individual financial statements of each Company entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks below for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss.

e.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

f.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: ‘financial assets at fair value through profit or loss’ (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

1)	Classification of financial assets

1-1)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.

1-2)	Held-to-maturity investments

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue amortized on an effective yield basis.

1-3)	Available-for-sale financial assets

Non-derivatives financial assets that are not classified as at held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at available-for-sale financial assets. Available-for-sale financial assets are initially recognized and measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. Dividends on available-for-sale financial assets are recognized in profit or loss when the Company’s right to receive the dividends is established.

1-4)	Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

For financial assets carried at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In case of debt securities, in subsequent periods, if the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

g.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses.

h.	Investments in Associates

Associates are those entities over which the Company has significant influence but doesn’t control or has joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and assessed for impairment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When the Company or its subsidiary transacts with its associate, unrealized gains from the transactions are eliminated to the extent of the Company’s interests in the associate. Unrealized losses are also eliminated, as long as the unrealized loss is not an impairment indicator of an asset which is being transferred.

When necessary, the Company may revise an associate’s financial statements, to apply consistent accounting policies as the Company, prior to applying the equity method of accounting for its investment in the associate.

i.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15 ~ 50
Machinery	3 ~ 15
Other	4 ~ 10

The Company reviews the depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in profit or loss when the item is derecognized.

j.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 15 ~ 50 years using the straight-line method.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

k.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

l.	Intangible Assets

Intangible assets with definite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives ranging from 3 ~ 20 years. The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. At the case of amortizable intangible assets, the Company reviews impairment at each time whether the events are occurring that the carrying amount is not recoverable.

m.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants for acquiring or constructing non-current assets are recognized as a deduction (net of) the related assets’ book value in the consolidated statement of financial position, and is recognized into profit or loss by offsetting depreciation expense over the useful lives of the related assets on a systematic basis. Other government grants, revenue type, are recognized in profit or loss over the periods in which the Company recognizes the expense which the grants are intended to reimburse.

Government grants related to specific expenditure reimbursement; losses already incurred by the Company; or immediate financial support with no future expenditure requirements; are recognized in profit or loss in the period in which they become receivable by the Company.

n.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

o.	Financial Liabilities and Equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Financial liabilities are classified as either ‘financial liabilities at fair value through profit or loss (FVTPL)’ or ‘other financial liabilities’.

1)	Classification of financial liabilities and equity instruments

1-1) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

When the Company reacquires its own equity instruments (‘treasury shares’), equity is directly deducted. No gain or loss is recognized in profit or loss related to the acquisition, sale, issue or cancellation of treasury shares.

1-2) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, which is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

1-3) Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. An exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in profit or loss.

p.	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

q.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. For derivative instruments designated as cashflow hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income (loss).

r.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes all actuarial gains and losses arising from defined benefit plans as other comprehensive income (loss) and records at retained earnings immediately, which is not reclassified to current operation thereafter.

s.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. Discount rate is pre-tax interest rate reflecting inherent risk of liabilities and market’s valuation on the present value of monetary. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in profit or loss.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

t.	Revenue Recognition

Revenue from the sale of goods and rendering of services in the course of ordinary operating activities is measured at the fair value of the consideration received or receivable. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

The Company’s revenue is principally derived from telecommunication services including data services, broadband internet and fixed-line telephone services. Telecommunication services consist of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are deferred and recognized over the expected term of the customer relationship.

u.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

v.	Handset Subsidies to Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made.

When customers agree to use the Company’s service for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and the Company estimates a provision for handset subsidies to be paid, which is recognized as to commissions paid at the time telecommunication service contracts are made.

w.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1)	Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require the management’s judgments on the expected future cash flows and discount rates.

2)	Allowance for doubtful accounts of trade/other receivables and loans

Based on the aging of accounts receivables, past experience of bad debt, and economic and industrial factors, the Company estimates bad debt for the period and recognizes an allowance for the bad debt.

3)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate present value.

4)	Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from business combination, it is required to estimate the fair value of these assets at the acquisition date and to estimate the useful lives for depreciation and amortization.

5)	Retirement benefit plans

The Company has defined retirement benefit plans. The cost of providing benefits under the plan are determined using an actuarial valuation method that requires management assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans.

6)	Deferred tax

Recognizing and measuring of the deferred tax assets and liabilities requires the management’s judgments and specially, whether and how deferred tax assets is recognized shall be affected from an assumption and management’s judgment of the future situation.

3. TRANSITION TO K-IFRS

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with K-IFRS, as the Company adopts K-IFRS in 2011. Therefore, prior period’s consolidated financial statements, comparatively presented herein, were restated in accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards” with a transition date of January 1, 2010.

a.	First-time adoption of K-IFRS

K-IFRS 1101 provides for a number of optional exemptions from the general principle of full retrospective applications of K-IFRS. The optional exemptions for first-time adoption of K-IFRS of the Company elected are as follows.

1)	Business combination

Business combinations that occurred before the date of transition to K-IFRS, were not be retrospectively restated.

2)	Fair value or revaluation as deemed cost

Certain property and equipment were revaluated at the date of transition to K-IFRS and such revaluation is used as the asset’s deemed cost.

b.	Explanation of effect of transition to K-IFRS

Effects on financial position at January 1, 2010 (date of transition) are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity
Based on Korean GAAP	(Won)	23,206,256	(Won)	10,861,631	(Won)	12,344,625
Adjustments:
1. Changes in scope of consolidation		(62,440)		3,735		(66,175)
2. Property and equipment		69,538		—		69,538
3. Employee benefits and retirement benefit obligation		15		25,048		(25,033)
4. Transfer of financial assets		416,242		400,753		15,489
5. Non-refundable activation fees		—		593,981		(593,981)
6. Other adjustments		(107,730)		(73,521)		(34,209)
7. Deferred tax and tax effect of adjustments		(185,157)		(322,948)		137,791

Total adjustment		130,468		627,048		(496,580)

Based on K-IFRS	(Won)	23,336,724	(Won)	11,488,679	(Won)	11,848,045

Effects on financial position at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity		Total comprehensive income
Based on Korean GAAP	(Won)	22,651,704	(Won)	10,173,055	(Won)	12,478,649	(Won)	1,021,501
Adjustments:
1. Changes in scope of consolidation		(103,743)		(13,053)		(90,690)		1,247
2. Property and equipment		477,044		—		477,044		407,811
3. Amortization of goodwill		151,900		(9,444)		161,344		151,620
4. Employee benefits and retirement benefit obligation		17		38,799		(38,782)		(5,514)
5. Transfer of financial assets		—		—		—		(15,489)
6. Effect on equity method in associates		18,430		—		18,430		7,717
7. Nonrefundable activation fees		—		533,783		(533,783)		60,199
8. Other adjustments		44,507		94,943		(50,436)		598
9. Deferred tax and tax effect of adjustments		(107,470)		(93,693)		(13,777)		(150,139)

Total adjustment		480,685		551,335		(70,650)		458,050

Based on K-IFRS	(Won)	23,132,389	(Won)	10,724,390	(Won)	12,407,999	(Won)	1,479,551

The adjustments of effects on financial position at June 30, 2010 and the results of operation for the three months and six months ended June 30, 2010 are not presented in the accompanying financial statements as the Company did not prepare consolidated financial statements for the three months and six months ended June 30, 2010 under Korean GAAP.

Under K-IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the consolidated statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under K-IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No others significant differences between the consolidated statements of cash flows prepared under Korean GAAP compared to K-IFRS have been noted.

c.	Explanation of transition to K-IFRS

Transition adjustments from previous GAAP (“Korean GAAP”) to K-IFRSs that affected the Company’s financial position, financial performance and cash flows are as follows.

1)	Scope of consolidation

As at the date of transition to K-IFRS the Company’s change in scope of consolidation is as follows:

Newly Added

Under Korean GAAP, subsidiaries whose total assets, as of December 31 of the prior year, were less than (Won)10 billion, were excluded from consolidation pursuant to the former ‘Act on External Audit of Stock Companies’ in the Republic of Korea. Under K-IFRS, such subsidiaries are subject to consolidation regardless of significance.

Newly Excluded

Under Korean GAAP, entities (subsidiaries) of which the Company has over 30% of the voting rights and is the largest shareholder, were included in consolidation pursuant to the former ‘Act on External Audit of Stock Companies’ in the Republic of Korea. Under K-IFRS, as the Company does not have controlling power over the entities, entities are excluded from consolidation.

Changes	Name of entities
Newly added	Broadband D&M Co., Ltd., Broadband CS Co., Ltd.

Newly excluded	F&U Credit information Co., Ltd., IHQ, Inc., BMC Movie Expert Fund, BMC Digital Culture and Contents Fund

2)	Employee benefits and retirement benefit obligation

Under Korean GAAP, at the end of a reporting period a benefit obligation is calculated and recognized, based on an assumption that all employees who have worked over a year were to retire as of the reporting period end. While, under K-IFRS, the retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method.

Also, the Company recognizes its long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

3)	Change in depreciation method

The Company changed the depreciation method of equipment from declining balance method to straight-line method.

4)	Goodwill acquired by business combinations

Under Korean GAAP, the Company amortized goodwill acquired as a result of business combinations on a straight-line method from 5 ~ 20 years from the year of acquisition. Under K-IFRS, goodwill is not amortized but reviewed for impairment annually.

5)	Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred the Company derecognized the financial asset. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

6)	Deferment of non-refundable activation fees

Under Korean GAAP, the Company recognizes non-refundable activation revenues when the activation service is performed. Under K-IFRS, the Company defers such revenues and amortizes it over the expected term of the customer relationship.

7)	Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse. Under K-IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, difference between the carrying value and the tax base of the investments in subsidiaries, branches and associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities. Under K-IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

8)	Other reclassifications

(1) Memberships

Under Korean GAAP, facility-use memberships and guarantee deposits were classified as other non-current assets.

Under K-IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

(2) Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment.

Under K-IFRS, such properties are reclassified separately as investment properties.

4. FINANCIAL INSTRUMENTS

Details of financial assets as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011
	Financial assets designated at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total
Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	958,071	(Won)	—	(Won)	958,071
Financial Instruments		—		—		781,447		—		781,447
Short-term investment securities (Note a)		18,164		39,834		—		—		57,998
Long-term investment securities (Note b)		14,987		1,813,028		—		—		1,828,015
Trade receivables		—		—		2,063,103		—		2,063,103
Other receivables		—		—		2,283,616				2,283,616
Derivatives assets		1,273		—		—		126,446		127,719

Total	(Won)	34,424	(Won)	1,852,862	(Won)	6,086,237	(Won)	126,446	(Won)	8,099,969

(Note a)	Short-term investment securities designated as FVTPL are measured at fair value, considering the investment nature, and as such the changes in fair value are recognized in current period profit and loss.
(Note b)	Long-term investment securities designated as FVTPL consist of financial instruments with an embedded derivatives (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.

	December 31, 2010
	Financial assets designated at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total
Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	659,405	(Won)	—	(Won)	659,405
Financial Instruments		—		—		567,269		—		567,269
Short-term investment securities		—		400,531		—		—		400,531
Long-term investment securities		—		1,680,582		—		—		1,680,582
Trade receivables		—		—		1,971,815		—		1,971,815
Other receivables		—		—		3,518,690		—		3,518,690
Derivatives assets		1,961		—		—		201,421		203,382

Total	(Won)	1,961	(Won)	2,081,113	(Won)	6,717,179	(Won)	201,421	(Won)	9,001,674

Details of financial liabilities as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011
	Financial liabilities designated at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total
Trade payables	(Won)	—	(Won)	299,869	(Won)	—	(Won)	299,869
Derivatives liabilities		2,955		—		13,974		16,929
Borrowings		—		1,073,560		—		1,073,560
Bonds payable (Note)		428,406		3,676,708		—		4,105,114
Other payables		—		2,686,495		—		2,686,495

Total	(Won)	431,361	(Won)	7,736,632	(Won)	13,974	(Won)	8,181,967

	December 31, 2010
	Financial liabilities designated as at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total
Trade payables	(Won)	—	(Won)	195,777	(Won)	—	(Won)	195,777
Derivatives liabilities		5,043		—		25,111		30,154
Borrowings		—		1,272,056		—		1,272,056
Bonds payable (Note)		461,655		4,071,328		—		4,532,983
Other payables		—		3,138,294		—		3,138,294

Total	(Won)	466,698	(Won)	8,677,455	(Won)	25,111	(Won)	9,169,264

(Note)	Bonds payables designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on observable or unobservable fair value of the instrument.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2011 are as follows (in millions of Korean won):

Type	Level 1		Level 2		Level 3		Total
Financial assets designated at FVTPL	(Won)	18,164	(Won)	14,987	(Won)	1,273	(Won)	34,424
Available-for-sale financial assets		1,381,459		830		—		1,382,289
Derivatives assets designated as hedging instruments		—		126,446		—		126,446
Financial liabilities designated at FVTPL		428,406		2,955		—		431,361
Derivatives liabilities designated as hedging instruments		—		13,974		—		13,974

5. TRADE AND OTHER RECEIVABLES

Details of short-term trade and other receivables as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Accounts receivable – trade	(Won)	2,299,160	(Won)	2,198,050
Less allowance for doubtful accounts		(252,452)		(248,653)
Accounts receivable – trade, net		2,046,708		1,949,397
Short-term loans		103,457		96,353
Less allowance for doubtful accounts		(1,548)		(1,429)
Short-term loans, net		101,909		94,924
Accounts receivable – other		1,792,315		2,577,961
Less allowance for doubtful accounts		(44,929)		(46,114)
Accounts receivable – other, net		1,747,386		2,531,847
Accrued income		15,655		29,578
Other		851		580

	(Won)	3,912,509	(Won)	4,606,326

Details of long-term trade and other receivables as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Long-term accounts receivable – trade	(Won)	16,395	(Won)	22,418
Long-term loans		133,264		115,509
Less allowance for doubtful accounts		(30,784)		(31,186)
Long-term loans, net		102,480		84,323
Long-term accounts receivable – other		65,589		527,106
Guarantee deposits		249,746		250,333

	(Won)	434,210	(Won)	884,180

Details of changes in allowance for doubtful accounts for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Beginning balance	(Won)	327,382	(Won)	320,680
Increase in allowance for doubtful accounts		39,182		39,258
Reversal of allowance for doubtful accounts		(1,939)		—
Write-off		(34,912)		(28,730)

Ending balance	(Won)	329,713	(Won)	331,208

Details of aging analysis of accounts receivable which are overdue but not impaired as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011				December 31, 2010
	Accounts receivable-trade		Accounts receivable-other		Accounts receivable-trade		Accounts receivable-other
Less than 1 month	(Won)	219,816	(Won)	43,088	(Won)	327,737	(Won)	58,013
1 ~ 3 months		81,197		20,490		106,068		22,360
3 ~ 6 months		38,197		13,378		45,823		17,102
More than 6 months		120,230		32,613		187,598		35,064

	(Won)	459,440	(Won)	109,569	(Won)	667,226	(Won)	132,539

6. INVENTORIES

Inventories as of June 30, 2011 and December 31, 2010 consist of the following (in millions of Korean won):

	June 30, 2011		December 31, 2010
Raw materials and Supplies	(Won)	5,959	(Won)	3,319
Work in process and Semi-finished goods		261		475
Finished goods and Merchandise		166,003		147,445

Total		172,223		151,239
Less allowance for valuation loss		(1,905)		(2,016)

Net	(Won)	170,318	(Won)	149,223

7. INVESTMENT SECURITIES

Details of investment securities as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011				December 31, 2010
	Current		Non-current		Current		Non-current
Equity securities:
Investments in listed company	(Won)	—	(Won)	1,344,866	(Won)	178,760	(Won)	1,230,381
Investments in non-listed company		241		78,019		15,051		75,227
Investments in funds and etc.		—		351,844		—		345,680

Sub-total		241		1,774,729		193,811		1,651,288
Debt Securities		3,001		53,286		2,004		29,294
Beneficiary certificates (Note)		54,756		—		204,716		—

Total	(Won)	57,998	(Won)	1,828,015	(Won)	400,531	(Won)	1,680,582

(Note)	The distributions arising from some beneficiary certificates as of June 30, 2011, are accounted for as accrued income.

8. INVESTMENTS IN ASSOCIATES

Investments in associates accounted for using the equity method as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	June 30, 2011						Carrying amount
	Number of shares	Ownership percentage (%)	Acquisition cost				June 30, 2011		December 31, 2010
SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	190,000			(Won)	121,415	(Won)	117,905
SK China Company Ltd.	720,000	22.5		49,529				44,107		46,573
SK USA, Inc.	49	49.0		3,184				5,337		5,972
BMC Sector Limited Partnership IV	2,500	49.7		25,000				23,861		24,953
F&U Credit information Co., Ltd.	300,000	50.0		2,410				4,556		4,529
Korea IT Fund	190	63.3		190,000	(Note a	)		233,232		226,633
JYP Entertainment Corporation	691,680	25.5		4,150				4,062		4,150
Konan Technology	78,550	29.5		13,456				3,944		4,410
Etoos Co., Ltd	701,000	15.6		18,993				14,516		14,339
BMC Digital Culture and Contents Venture Fund	100	39.8		10,000				8,579		8,925
Wave City Development Co., Ltd.	382,000	19.1		1,967				1,201		1,392
IBKC-bmc Cultural Contents Fund	—	25.0		2,500				2,307		2,292
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000				1,461		2,008
BMC Movie Expert Fund	135	46.6		13,500				13,906		13,977
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000				385,583		386,417
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,307				7,264		7,264
Television Media Korea Ltd.	18,564,000	51.0		18,568				18,143		18,568
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)	10,066,884	27.1		24,334				19,924		19,313
NanoEnTek, Inc.	1,807,130	9.3		11,000	(Note b	)		10,884		—
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475				4,859		4,714
PT. Melon Indonesia	4,900,000	49.0		6,492				5,856		6,210
Packet One Network	979,474	27.2		119,856				99,612		116,160
Mobile Money Ventures, LLC	—	50.0		15,501				1,905		3,206
SK Technology Innovation Company	—	49.0		28,146				21,501		25,052
LightSquared Inc.	3,387,916	3.3		72,096				61,329		72,096
SK Wyverns Baseball Club Co., Ltd. and other	—	—		150,530				94,952		67,634

Total			(Won)	1,383,994			(Won)	1,214,296	(Won)	1,204,692

(Note a)	Under an agreement with Korea IT Fund, the Company only has 14.3% voting rights, as such does not have control over Korea IT Fund
(Note b)	For the six months ended June 30, 2011, the Company acquired 1,807,130 shares of NanoEnTek, Inc. Though the Company only holds 9.3% ownership of NanoEnTek, Inc., it has the ability to exercise significant influence on NanoEnTek, Inc., and as such entity is considered as an equity method investee.

Details of changes in Investments in associates accounted for using the equity method for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended June 30, 2011
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Ending balance
SK Marketing & Company Co., Ltd.	(Won)	117,905	(Won)	—	(Won)	—	(Won)	3,972	(Won)	—	((Won)	462)	(Won)	121,415
SK China Company Ltd.		46,573		—		—		65		(2,531)		—		44,107
SK USA, Inc.		5,972		—		—		(343)		(292)		—		5,337
BMC Sector Limited Partnership IV		24,953		—		—		(878)		(214)		—		23,861
F&U Credit information Co., Ltd.		4,529		—		—		27		—		—		4,556
Korea IT Fund		226,633		—		—		5,455		1,144		—		233,232
JYP Entertainment Corporation		4,150		—		—		(88)		—		—		4,062
Konan Technology		4,410		—		—		(466)		—		—		3,944
Etoos Co., Ltd		14,339		—		—		(122)		299		—		14,516
BMC Digital Culture and Contents Venture Fund		8,925		—		—		(346)		—		—		8,579
Wave City Development Co., Ltd.		1,392		—		—		(191)		—		—		1,201
IBKC-bmc Cultural Contents Fund		2,292		—		—		15		—		—		2,307
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008		—		—		(547)		—		—		1,461
BMC Movie Expert Fund		13,977		—		—		(71)		—		—		13,906
HanaSK Card Co., Ltd.		386,417		—		—		(949)		115		—		385,583
Daehan Kanggun BcN Co., Ltd.		7,264		—		—		—		—		—		7,264
Television Media Korea Ltd.		18,568		—		—		(425)		—		—		18,143
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		19,313		—		—		—		320		291		19,924
NanoEnTek, Inc.		—		11,000		—		(133)		17		—		10,884
UNISK(Beijing) Information Technology Co., Ltd.		4,714		—		—		330		(185)		—		4,859
PT. Melon Indonesia		6,210		—		—		(289)		(65)		—		5,856
Packet One Network		116,160		—		—		(15,059)		(1,489)		—		99,612
Mobile Money Ventures, LLC		3,206		—		—		(1,155)		—		(146)		1,905
SK Technology Innovation Company		25,052		—		—		(2,269)		(1,282)		—		21,501
LightSquared Inc.		72,096		—		—		(7,903)		(2,864)		—		61,329
SK Wyverns Baseball Club Co., Ltd. and other		67,634		31,338		(2,320)		(733)		(2,374)		1,407		94,952

Total	(Won)	1,204,692	(Won)	42,338	((Won)	2,320)	((Won)	22,103)	((Won)	9,401)	(Won)	1,090	(Won)	1,214,296

(Note)	For the six months ended June 30, 2011, equity in earnings (losses) of investments in associates in the statements of income includes (Won)1,394 million of gain on disposal of investments in associates, which is not reflected above.

	For the six months ended June 30, 2010
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Dividend		Ending balance
SK Marketing & Company Co., Ltd.	(Won)	112,531	(Won)	—	(Won)	—	(Won)	1,095	((Won)	47)	(Won)	—	(Won)	—	(Won)	113,579
SK China Company Ltd.		3,918		—		—		—		—		—		—		3,918
SK USA, Inc.		5,498		—		—		—		—		—		—		5,498
F&U Credit information Co., Ltd.		4,481		—		—		(86)		—		—		—		4,395
IHQ, Inc.		20,178		—		—		(1,490)		(16)		—		—		18,672
Korea IT Fund		220,957		—		—		6,061		954		—		—		227,972
Konan Technology		3,320		—		—		—		—		—		—		3,320
Hanaro Dream Incorporation		6,687		—		(6,687)		—		—		—		—		—
BMC Digital Culture and Contents Venture Fund		9,824		—		—		(218)		—		—		—		9,606
Wave City Development Co., Ltd.		1,532		—		—		—		—		—		—		1,532
IBKC-bmc Cultural Contents Fund		2,398		—		—		—		—		—		—		2,398
Hanhwa No.2 Daisy Entertainment Investment Fund		2,102		—		—		—		—		—		—		2,102
BMC Movie Expert Fund		13,261		—		—		—		—		—		—		13,261
HanaSK Card Co., Ltd.		—		400,000		—		(4,943)		(15)		—		—		395,042
Daehan Kanggun BcN Co., Ltd.		7,272		—		—		(9)		—		—		—		7,263
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		15,000		—		—		—		—		—		—		15,000
UNISK(Beijing) Information Technology Co., Ltd.		4,247		—		—		—		—		—		—		4,247
SK Industrial Development		18,009		—		—		—		—		—		(18,009)		—
Skytel Co., Ltd.		14,958		—		—		1,863		1,772		(444)		—		18,149
Mobile Money Ventures, LLC		5,534		—		—		(1,569)		—		—		126		4,091
SK Wyverns Baseball Club Co., Ltd. and other		78,206		2,835		(162)		(1,045)		159		—		2,610		82,603

Total	(Won)	549,913	(Won)	402,835	((Won)	6,849)	((Won)	341)	(Won)	2,807	((Won)	444)	((Won)	15,273)	(Won)	932,648

(Note)	For the six months ended June 30, 2010, equity in earnings (losses) of investments in associates in the statements of income includes (Won)5,322 million of gain on disposal of investments in associates which is not reflected above.

9. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Land	(Won)	705,828	(Won)	707,970
Buildings and structures		2,005,259		1,988,759
Machinery		20,229,472		19,742,398
Other		1,577,150		1,414,837
Construction in progress		848,258		447,480

Total		25,365,967		24,301,444
Less accumulated depreciation		(16,822,490)		(16,146,012)
Accumulated impairment		(1,941)		(2,019)

Property and equipment, net	(Won)	8,541,536	(Won)	8,153,413

Details of changes in property and equipment for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended June 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	707,970	(Won)	2,109	((Won)	1,947)	((Won)	2,304)	(Won)	—	(Won)	705,828
Buildings and structures		1,260,633		21,603		(5,945)		2,951		(42,414)		1,236,828
Machinery		5,167,143		86,188		(4,662)		660,340		(849,343)		5,059,666
Other		570,187		623,915		(1,523)		(452,137)		(49,485)		690,957
Construction in progress		447,480		658,870		(4,923)		(253,170)		—		848,257

Total	(Won)	8,153,413	(Won)	1,392,685		((Won)19,000)	((Won)	44,320)		((Won) 941,242)	(Won)	8,541,536

	For the six months ended June 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	706,599	(Won)	103	((Won)	6,919)	((Won)	2,804)	(Won)	—	(Won)	696,979
Buildings and structures		1,316,534		150		(1,357)		4,390		(42,379)		1,277,338
Machinery		5,211,662		83,036		(12,505)		214,096		(784,489)		4,711,800
Other		375,855		257,434		(1,540)		(149,256)		(43,050)		439,443
Construction in progress		417,027		208,382		(58)		(120,060)		—		505,291

Total	(Won)	8,027,677	(Won)	549,105		((Won)22,379)		((Won)53,634)		((Won)869,918)	(Won)	7,630,851

10. INVESTMENT PROPERTY

Investment property as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Land	(Won)	31,484	(Won)	29,179
Buildings		263,496		183,406

Total		294,980		212,585
Less accumulated depreciation		(41,964)		(15,278)

Investment property, net	(Won)	253,016	(Won)	197,307

Details of changes in investment property for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended June 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	29,179	(Won)	—	(Won)	—	(Won)	2,305	(Won)	—	(Won)	31,484
Buildings		168,128		61,240		—		(4,834)		(3,002)		221,532

Total	(Won)	197,307	(Won)	61,240	(Won)	—	((Won)	2,529)	((Won)	3,002)	(Won)	253,016

	For the six months ended June 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	23,602	(Won)	—	(Won)	—	(Won)	2,805	(Won)	—	(Won)	26,407
Buildings		189,140		—		—		1,798		(2,562)		188,376

Total	(Won)	212,742	(Won)	—	(Won)	—	(Won)	4,603	((Won)	2,562)	(Won)	214,783

Details of fair value of investment property as of June 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	June 30, 2011		December 31, 2010
Land	(Won)	40,540	(Won)	39,082
Buildings		235,562		176,465

	(Won)	276,102	(Won)	215,547

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

11. GOODWILL

Details of goodwill as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443		358,443
Other goodwill		90,359		80,975
Net foreign exchange differences		(177)		(9,005)

	(Won)	1,754,861	(Won)	1,736,649

12. INTANGIBLE ASSETS

Details of changes in intangible assets for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended June 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance
Frequency use rights	(Won)	709,043	(Won)	—	(Won)	—	((Won)	469)	((Won)	66,421)	(Won)	—	(Won)	642,153
Land use right		17,551		2,774		(98)		—		(2,718)		—		17,509
Industrial right		60,740		859		—		323		(1,847)		—		60,075
Software development costs		26,470		1,348		(511)		—		(4,464)		(459)		22,384
Customer relationships		226,940		87		—		—		(46,148)		—		180,879
Membership (Note a)		111,736		5,927		(2,422)		—		—		—		115,241
Other (Note b)		732,476		27,323		(104)		72,457		(173,908)		(1,100)		657,144

Total	(Won)	1,884,956	(Won)	38,318	((Won)	3,135)	(Won)	72,311	((Won)	295,506)	((Won)	1,559)	(Won)	1,695,385

	For the six months ended June 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance
Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	—	((Won)	58,265)	(Won)	—	(Won)	668,974
Land use right		12,534		4,323		—		—		(1,918)		—		14,939
Industrial right		60,918		2,023		—		—		(2,070)		—		60,871
Software development costs		35,714		5,189		—		231		(5,341)		—		35,793
Customer relationships		317,670		—		—		777		(45,833)		—		272,614
Membership (Note a)		107,495		256		(58)		179		—		—		107,872
Other (Note b)		742,648		25,367		(2,233)		92,847		(167,073)		(204)		691,352

Total	(Won)	2,004,218	(Won)	37,158	((Won)	2,291)	(Won)	94,034	((Won)	280,500)	((Won)	204)	(Won)	1,852,415

(Note a)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(Note b)	Other intangible assets consist of computer software, usable and profitable donation assets.

The book value and residual useful lives of major intangible assets as of June 30, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives
IMT license	(Won)	533,504	Frequency use rights relating to W-CDMA service	(note a)
W-CDMA license		89,710	Frequency use rights relating to W-CDMA service	(note b)
WiBro license		15,388	WiBro service	(note c)
DMB license		3,551	DMB service	5 years
Customer relationships		179,730	Customer relationships related to acquisition of SK Broadband Co., Ltd.	2 years and 3 months

(note a)	The Company purchased the W-CDMA license from KCC on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.
(note b)	The Company purchased an additional W-CDMA license from KCC on May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.
(note c)	The Company purchased a WiBro license from KCC on March 30, 2005. The license period is for 7 years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life.

13. BORROWINGS AND BONDS PAYABLE

a. Short-term borrowings

Short-term borrowings as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	Lender	rate (%)	June 30,2011		December 31, 2010
Short-term borrowing	Hana Bank, etc.	4.45 ~ 7.20	(Won)	396,530	(Won)	328,710
CP	Shinhan Bank, etc.	3.75 ~ 5.91		110,000		195,000

Total			(Won)	506,530	(Won)	523,710

b. Long-term borrowings

Long-term borrowings as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of Chinese yuan and thousands of Japanese yen):

Lender	Maturity	Annual interest rate (%) (note b)	June 30, 2011		December 31, 2010
Korea Development Bank (note a)	2011	91 days CD yield + 1.02	(Won)	—	(Won)	100,000
Citibank (note a)	2011	91 days CD yield + 1.20	(Won)	—	(Won)	100,000
Nonghyup	2011	91 days CD yield + 1.30	(Won)	100,000	(Won)	100,000
Hana Bank (note a)	2011	91 days CD yield + 1.50	(Won)	—	(Won)	150,000
Nonghyup	2011	91 days CD yield + 1.50	(Won)	50,000	(Won)	50,000
Korea Development Bank	2011	3.22	(Won)	—	(Won)	3,251
Kookmin Bank	2012	3.88	(Won)	3,954	(Won)	5,930
Korea Development Bank	2013	3.88	(Won)	7,051	(Won)	8,814
Korea Development Bank	2014	3.88	(Won)	9,885	(Won)	9,885
Shinhan Bank	2015	3.88	(Won)	10,273	(Won)	10,273
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000
Bank of China	”	”	US$	20,000	US$	20,000
DBS Bank	”	”	US$	25,000	US$	25,000
SMBC	”	”	US$	25,000	US$	25,000
China Merchants Bank	2018	5.35	CNY	360,000	CNY	360,000
Korea Exchange Bank	2015	5.18 ~ 5.44	CNY	200,000	CNY	200,000
Hana Bank HK	2014	3.51	US$	10,000	US$	—
SK China HK (note c)	2016	0	US$	92,500	US$	—

Total			(Won)	181,163	(Won)	538,153
			US$	202,500	US$	100,000
			CNY	560,000	CNY	560,000

Equivalent in Korean won			(Won)	567,030	(Won)	748,346
Less portion due within one year				(160,775)		(512,378)

Long-term portion			(Won)	406,255	(Won)	235,968

(note a)	Borrowings were early repaid during the first half of 2011.
(note b)	As of June 30, 2011, the 91-day CD yield rate is 3.57% and the 6-month Libor rate is 0.40%.
(note c)	The maturity date is May 11, 2012, the borrowings are classified as long-term liabilities under the loan agreement to roll-over for 4 years from maturity date.

c. Bonds payable

Bonds payable as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Maturity	Annual Interest rate (%)	June 30, 2011		December 31, 2010
Domestic general bonds	2011	3.0	(Won)	200,000	(Won)	200,000
”	2013	4.0~6.92		450,000		450,000
”	2014	5.0		200,000		200,000
”	2015	5.0		200,000		200,000
”	2016	5.0~5.92		470,000		470,000
”	2018	5.0		200,000		200,000
Unsecured public bonds (note c)	2011	9.08		25,000		25,000
” (note b)	2014	4.86		50,000		—
Debentures (note d)	2011	6.65~9.20		—		315,718
” (note d)	2013	3.99		150,000		150,000
” (note d)	2014	4.53		290,000		—
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670
Dollar denominated bonds (US$500,000) (note e)	2012	7.0		539,050		596,951
Dollar denominated bonds (US$400,000)	2027	6.63		431,240		455,560
Yen denominated bonds (JPY 15,500,000) (note a)	2012	3 M Euro Yen LIBOR+0.55~2.5		207,032		216,547
Yen denominated bonds (JPY 5,000,000) (note a)	2012	3 M Euro Yen TIBOR+2.5		66,784		69,854
Floating rate notes (US$ 220,000) (note a)	2012	3 M LIBOR+3.15		237,182		250,558
Convertible bonds (US$ 332,528) (note f, g)	2014	1.75		428,406		461,655

Sub total				4,144,694		4,603,513
Less discounts on bonds				(39,580)		(70,530)

Net				4,105,114		4,532,983
Less portion due within one year				(1,533,200)		(874,437)

Long-term portion			(Won)	2,571,914	(Won)	3,658,546

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate and the 3-month LIBOR rate as of June 30, 2011 are 0.20%, 0.33% and 0.25%, respectively.
(note b)	SK Telink Co., Ltd., a subsidiary of the Company, issued unsecured public bonds.
(note c)	In accordance with the covenant provision of related borrowings, SK Telink Co., Ltd., a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent until completion of the principal repayment obligation. If the subsidiary of the Company does not comply with the covenant provision until completion of the principal repayment, the Company may be required to perform an immediate redemption through written notification by the bondholders committee’s resolution.
(note d)	According to the covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent and it cannot dispose of its property and equipment more than twenty times or (Won)10 trillion of its net assets in any given fiscal year.
(note e)	According to the covenants of foreign currency debentures, when a private person or other corporation except for AIG-Newbridge-TVG Consortium acquires more than 45% of ownership of SK Broadband Co., Ltd., a subsidiary of the Company, and its credit rating on global bond (US$ 500,000 thousand) is downgraded by S&P or Moody’s, SK Broadband Co., Ltd. is required to offer a buy-back of all foreign currency debentures at the price of 101% of the principal. If the Company does not comply with the covenant, it may be required to perform an immediate redemption.
(note f)	The convertible bonds are classified as financial liabilities as FVTPL in current portion of long-term debt as the bond holders can redeem their notes at April 7, 2012.

(note g)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with conversion price of (Won)230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of June 30, 2011 is 2,177,389 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011, the conversion price has changed from (Won)220,000 to (Won)211,271 and the number of common shares that can be converted changed from 2,090,996 shares to 2,177,389 shares due to the payment of periodic dividends. During the six months ended June 30, 2011, no conversion was made.

14. PROVISON

Details of change in the provisions for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended June 30, 2011								As of June 30, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current
Provision for handset subsidy	(Won)	732,042	(Won)	470,235	((Won)	427,513)	(Won)	774,764	(Won)	657,820	(Won)	116,944
Provision for point program		353		—		(225)		128		41		87
Provision for restoration		32,522		2,120		—		34,642		375		34,267
Provision for warranty		140		—		(15)		125		—		125
Provision for sales return		48		42		(32)		58		58		—
Other provisions		11		32		(11)		32		32		—

Total	(Won)	765,116	(Won)	472,429	((Won)	427,796)	(Won)	809,749	(Won)	658,326	(Won)	151,423

	For the six months ended June 30, 2010								As of June 30, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current
Provision for handset subsidy	(Won)	609,733	(Won)	550,304	((Won)	388,317)		(Won)771,720	(Won)	668,362	(Won)	103,358
Provision for point program		894		—		(182)		712		381		331
Provision for restoration		26,473		1,367		—		27,840		—		27,840
Provision for warranty		93		30		—		123		—		123
Provision for sales return		40		—		(14)		26		26		—
Other provisions		22		—		(7)		15		15		—

Total	(Won)	637,255	(Won)	551,701	((Won)	388,520)	(Won)	800,436	(Won)	668,784	(Won)	131,652

The Company, for its marketing purposes, grants Point Box Mileage to its subscribers based on their usage of the Company’s services. Points’ provision is provided based on the historical usage experience and the Company’s marketing policy.

Also, the Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis. Such provision is recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage and subsidies payment duration since the period end date.

15. RETIREMENT BENEFIT OBLIGATION

a.	Details of retirement benefit obligation as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Present value of defined benefit obligation	(Won)	182,757	(Won)	160,363
Fair value of plan assets		(86,228)		(92,493)

Total	(Won)	96,529	(Won)	67,870

b.	Principal actuarial assumptions as of June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011	December 31, 2010
Discount rate for defined benefit obligations	3.89 ~ 6.64%	5.41 ~ 6.30%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.00 ~ 5.88%	4.00 ~ 5.64%
Expected rate of salary increase	4.36 ~ 8.15%	4.36 ~ 8.42%

c.	Changes in defined benefit obligations for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Beginning balance	(Won)	160,363	(Won)	127,255
Current service cost		31,559		24,496
Interest cost		4,383		3,889
Actuarial gain or loss		7,875		524
Benefit paid		(21,465)		(14,028)
Others		42		676

Ending balance	(Won)	182,757	(Won)	142,812

d.	Changes in plan assets for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Beginning balance	(Won)	92,493	(Won)	73,596
Expected return on plan assets		2,071		1,611
Actuarial gain or loss		(681)		(670)
Contributions by employer directly to plan assets		—		2,002
Benefit payment		(7,685)		(5,877)
Others		30		382

Ending balance	(Won)	86,228	(Won)	71,044

e.	Expenses recognized in profit and loss for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Current service cost	(Won)	31,559	(Won)	24,496
Interest cost		4,383		3,889
Expected return on plan assets		(2,071)		(1,611)

Total	(Won)	33,871	(Won)	26,774

These expenses are recognized as labor cost, research and development expense in the period as profit or loss and construction in progress.

f.	Details of plan assets as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Equity instruments	(Won)	4,451	(Won)	26,247
Debt instruments		53,031		51,489
Others		28,746		14,757

Total	(Won)	86,228	(Won)	92,493

Actual return on plan assets for the six months ended June 30, 2011 and 2010 is (Won)1,390 million and (Won)941 million, respectively.

16. SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	June 30, 2011		December 31, 2010
Authorized shares		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711
Share capital
Common stock	(Won)	44,639	(Won)	44,639
Share premium :
Paid-in surplus	(Won)	2,915,887	(Won)	2,915,887
Treasury stock		(2,202,439)		(2,202,439)
Loss on disposal of treasury stock		(15,875)		(15,875)
Others		(770,483)		(776,526)

Sub-total	((Won)	72,910)	((Won)	78,953)

There are no changes in share capital for the six months ended June 30, 2011 and for the year ended December 31, 2010.

(Note)	During the year ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding number of shares decreased without change in the share capital.

17. TREASURY STOCK

Through 2008, the Company acquired 8,707,696 shares of treasury stock in the open market for (Won)2,055,620 million for providing stock dividends, to purchase odd-lot stocks remaining from new stock issuance, merger with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and for stock price stabilization purposes

On January 9, 2009, in accordance with the resolution of Board of Directors on October 23, 2008, the Company acquired 141,012 shares of treasury stock for (Won)28,938 million and concurrently retired 448,000 treasury shares which it accumulated to date, with the Company’s retained earnings, for (Won)92,477 million. As a result of these transactions, retained earnings decreased by (Won)92,476 million.

On December 15, 2009, the Company acquired 4 shares of treasury stock for (Won)7 million by acquisition request of odd lot stock, due to the merger with Shinsegi Telecom, Inc. While from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million, in accordance with a resolution of the Board of Directors on July 22, 2010.

As a result of aforementioned treasury stock transactions, as of June 30, 2011 and December 31, 2010, the Company has 9,650,712 shares of treasury stock, at (Won)2,202,439 million.

18. RETAINED EARNINGS

Retained earnings as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Appropriated :
Legal reserve	(Won)	22,320	(Won)	22,320
Reserve for research and manpower development		535,595		658,928
Reserve for business expansion		8,009,138		7,519,138
Reserve for technology development		1,524,000		1,150,000

Sub-total		10,091,053		9,350,386
Unappropriated		1,035,203		1,370,863

Total	(Won)	11,126,256	(Won)	10,721,249

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may be used to offset a future deficit, if any, or may be transferred to share capital.

b. Reserve for research and manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

19. RESERVES

Details of reserves as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Net change in fair value of available-for-sale financial assets	(Won)	614,617	(Won)	793,645
Share of other comprehensive income of associates		(100,427)		(91,413)
Loss on valuation of derivatives		(52,122)		(56,862)
Foreign currency translations of foreign operations		(19,130)		(2,314)

Total	(Won)	442,938	(Won)	643,056

Details of change in reserves for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for- sale financial assets		Share of other comprehensive loss of associates		Gain(loss) on valuation of derivatives		Foreign currency differences from foreign operations		Total
Balance, January 1, 2010	(Won)	998,527	((Won)	91,244)	(Won)	12,552	(Won)	—	(Won)	919,835
Changes		(178,759)		2,800		(976)		17,123		(159,812)
Tax effect		34,978		—		(522)		—		34,456

Balance, June 30, 2010	(Won)	854,746	((Won)	88,444)	(Won)	11,054	(Won)	17,123	(Won)	794,479

Balance, January 1, 2011	(Won)	793,645	((Won)	91,413)	((Won)	56,862)	((Won)	2,314)	(Won)	643,056
Changes		(233,309)		(8,458)		7,242		(16,816)		(251,341)
Tax effect		54,281		(556)		(2,502)		—		51,223

Balance, June 30, 2011	(Won)	614,617	((Won)	100,427)	((Won)	52,122)	((Won)	19,130)	(Won)	442,938

Details of change in fair value of available-for-sale financial assets for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011						June 30, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax
Beginning balance	(Won)	1,023,458	((Won)	229,813)	(Won)	793,645	(Won)	1,284,221	((Won)	285,694)	(Won)	998,527
Recognized in other comprehensive income during the period		(95,412)		21,589		(73,823)		(178,759)		34,978		(143,781)
Reclassified from equity to profit or loss for the period		(137,897)		32,692		(105,205)		—		—		—

Ending balance	(Won)	790,149	((Won)	175,532)	(Won)	614,617	(Won)	1,105,462	((Won)	250,716)	(Won)	854,746

20. OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Other operating income :
Reversal of allowance for doubtful accounts (Note)	(Won)	634	(Won)	1,939	(Won)	—	(Won)	—
Gain on disposal of property and equipment and intangible assets (Note)		2,834		3,935		1,583		8,875
Other (Note)		8,351		13,795		3		8,225

	(Won)	11,819	(Won)	19,669	(Won)	1,586	(Won)	17,100

Other operating expenses :
Communication expenses	(Won)	13,814	(Won)	27,196	(Won)	15,102	(Won)	30,255
Utilities		38,392		77,612		37,785		75,544
Taxes and dues		8,863		19,846		7,844		16,315
Repair		58,513		122,910		54,496		104,535
Research and development		58,723		118,088		55,685		117,504
Training		6,577		11,698		5,422		9,419
Bad debt		18,818		36,036		16,345		37,400
Travels		8,424		14,960		6,974		12,333
Supplies and other		31,118		54,640		18,651		40,191
Loss on disposal of property and equipment and intangible assets (Note)		8,097		10,108		4,800		9,424
Loss on impairment of intangible assets (Note)		621		1,559		204		204
Donations (Note)		21,399		45,380		34,454		77,715
Other bad debt (Note)		—		3,146		1,262		1,858
Other (Note)		7,459		9,739		11,988		14,207

	(Won)	280,818	(Won)	552,918	(Won)	271,012	(Won)	546,904

(Note)	Under Korean GAAP these were classified as other non-operating income and expenses. While, under K-IFRS, these are classified as other operating income and expenses.

21. FINANCE INCOME AND COSTS

Details of finance income and costs for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Finance income :
Interest income	(Won)	41,896	(Won)	90,543	(Won)	61,602	(Won)	123,948
Dividends		295		20,969		53		20,241
Gain on foreign currency transactions		1,493		2,867		2,629		4,161
Gain on foreign currency translation		—		16,171		—		12,226
Gain on valuation of short-term investment securities		—		1,150		—		—
Gain on disposal of long-term investment securities		1,693		160,377		15,515		15,515
Reversal of loss on impairment of investment securities		—		—		—		43
Gain on valuation of derivatives		16,125		2,088		1,515		1,515
Gain on valuation of financial liability at FVTPL		22,056		33,249		—		—

		83,558		327,414		81,314		177,649

Finance costs :
Interest expenses		71,014		151,958		99,247		200,109
Loss on valuation of short-term investment securities		—		—		2,403		5,999
Loss on foreign currency transactions		2,778		3,653		2,955		4,906
Loss on foreign currency translation		9,367		2,501		22,925		12,553
Loss on disposal of long-term investment securities		156		156		—		1
Loss on valuation of derivatives		—		397		1,337		21,138
Loss on transactions of derivatives		2,005		5,136		—		—
Loss on disposal of accounts receivable		—		—		1		6
Loss on valuation of financial liability at FVTPL		—		—		—		1,691

	(Won)	85,320	(Won)	163,801	(Won)	128,868	(Won)	246,403

Details of interest income included in finance income for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Interest income on cash equivalents and deposits	(Won)	13,664	(Won)	27,163	(Won)	9,430	(Won)	20,923
Interest income on installment receivables and other interest income		28,232		63,380		52,172		103,025

	(Won)	41,896	(Won)	90,543	(Won)	61,602	(Won)	123,948

Details of interest expenses included in finance costs for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Interest expense on bank overdrafts and borrowings	(Won)	14,218	(Won)	32,435	(Won)	24,905	(Won)	46,015
Interest expense on lease obligations		1,134		2,477		2,372		4,948
Interest on bonds		52,478		106,570		65,745		134,878
Other interest expenses		3,184		10,476		6,225		14,268

	(Won)	71,014	(Won)	151,958	(Won)	99,247	(Won)	200,109

Details of income and costs by type of financial assets or financial liabilities; exclusive of the effects of bad debt expense on trade receivables, loans and other receivables, which is disclosed Note 5; for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011								2010
	Financial income				Financial costs				Financial income				Financial costs
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Financial assets:
Financial assets designated as at FVTPL	(Won)	—	(Won)	1,150	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	2,403	(Won)	23,527
Available-for-sale financial assets		4,142		185,391		156		156		17,258		39,478		—		1
Loans and receivables		41,234		92,229		2,450		6,154		62,541		127,190		4,381		8,178
Derivatives designated as hedging instruments		—		—		—		—		—		—		73		73

Sub-total		45,376		278,770		2,606		6,310		79,799		166,668		6,857		31,779

Financial liabilities:
Financial liabilities designated as at FVTPL		38,182		35,337		—		397		1,515		1,515		1,264		5,229
Financial liabilities at amortized cost		—		13,307		80,709		151,958		—		9,466		120,747		209,395
Derivatives designated as hedging instruments		—		—		2,005		5,136		—		—		—		—

Sub-total		38,182		48,644		82,714		157,491		1,515		10,981		122,011		214,624

Total	(Won)	83,558	(Won)	327,414	(Won)	85,320	(Won)	163,801	(Won)	81,314	(Won)	177,649	(Won)	128,868	(Won)	246,403

Details of impairment losses for each class of financial assets for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Impairment loss on available-for-sale financial assets	(Won)	6	(Won)	6	(Won)	—	(Won)	—
Bad debt		18,818		36,036		16,345		37,400
Other bad debt		—		3,146		1,262		1,858

	(Won)	18,824	(Won)	39,188	(Won)	17,607	(Won)	39,258

22. NET INCOME PER SHARE

Net income per share for the three months and six months ended June 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010
Net income attributable to the owners of the Company	(Won)	467,794	(Won)	457,655	(Won)	1,010,328	(Won)	833,242
Weighted average number of common shares outstanding		71,094,999		72,344,999		71,094,999		72,344,999

Net income per share (in Korean won)	(Won)	6,580	(Won)	6,326	(Won)	14,211	(Won)	11,518

Net income per for the three months ended March 31, 2011 and 2010 is (Won)7,631 and (Won)5,192, respectively.

The weighted average number of common shares outstanding for the three months and six months ended June 30, 2011 and 2010 are calculated as follows:

	Number of shares	Weighted number of days	Weighted number of shares
For the three months ended June 30, 2011
Outstanding common stocks at April 1, 2011	80,745,711	91 / 91	80,745,711
Treasury stocks at April 1, 2011	(9,650,712)	91 / 91	(9,650,712)

Total	71,094,999		71,094,999

For the six months ended June 30, 2011
Outstanding common stocks at January 1, 2011	80,745,711	181 / 181	80,745,711
Treasury stocks at January 1, 2011	(9,650,712)	181 / 181	(9,650,712)

Total	71,094,999		71,094,999

	Number of shares	Weighted number of days	Weighted number of shares
For the three months ended June 30, 2010
Outstanding common stocks at April 1, 2010	80,745,711	91 / 91	80,745,711
Treasury stocks at April 1, 2010	(8,400,712)	91 / 91	(8,400,712)

Total	72,344,999		72,344,999

For the six months ended June 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	181 / 181	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	181 / 181	(8,400,712)

Total	72,344,999		72,344,999

Diluted net income per share amounts for the three months and six months ended June 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010
Adjusted net income attributable to the owners of the Company	(Won)	468,935	(Won)	458,683	(Won)	1,012,461	(Won)	835,706
Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054		73,272,388		74,423,054

Diluted net income per share (in Korean won)	(Won)	6,400	(Won)	6,163	(Won)	13,818	(Won)	11,229

Diluted net income per share for the three months ended March 31, 2011 and 2010 is (Won)7,418 and (Won)5,066, respectively.

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months and six months ended June 30, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010
Net income and ordinary income	(Won)	467,794	(Won)	457,655	(Won)	1,010,328	(Won)	833,242
Effect of convertible bonds (Note)		1,141		1,028		2,133		2,464

Adjusted net income and ordinary income	(Won)	468,935	(Won)	458,683	(Won)	1,012,461	(Won)	835,706

Weighted average number of common shares outstanding		71,094,999		72,344,999		71,094,999		72,344,999
Effect of exchangeable bonds (Note)		2,177,389		2,078,055		2,177,389		2,078,055

Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054		73,272,388		74,423,054

(Note)	Assuming the conversion of the convertible bonds occurred at the beginning of the period, related interest expense would not have been incurred, resulting in an increase in net income and an increase in the weighted average number of common shares outstanding would have occurred.

23. SEGMENT INFORMATION

The Company has two operating segments; cellular telephone communication services, fixed-line telecommunication services and any other businesses which could not be identified as either segment, were grouped into other. Cellular telephone communication services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Lastly, the Company’s Internet portal services and game manufacturing and others are grouped under other.

Details of the two segments and other for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended June 30, 2011
	Cellular telephone telecommuni -cation service		Fixed-line Telecomm -unication service		Other		Sub-total		Internal transaction adjustments		Consolidated amount
Total sales	(Won)	7,021,793	(Won)	1,381,953	(Won)	300,799	(Won)	8,704,545	((Won)	754,730)	(Won)	7,949,815
Internal sales		406,042		287,182		61,506		754,730		(754,730)		—
External sales		6,615,751		1,094,771		239,293		7,949,815		—		7,949,815
Operating income		1,229,513		24,494		20,057		1,274,064		—		1,274,064
Net income(loss)		1,006,092		(18,074)		14,687		1,002,705		—		1,002,705
Total assets		19,599,504		3,462,453		1,766,514		24,828,471		(2,216,156)		22,612,315
Total liabilities		7,538,926		2,171,214		549,858		10,259,998		(252,797)		10,007,201

	For the six months ended June 30, 2010
	Cellular telephone telecommuni -cation service		Fixed-line Telecomm -unication service		Other		Sub-total		internal transaction adjustments		Consolidated amount
Total sales	(Won)	6,481,842	(Won)	1,319,828	(Won)	255,121	(Won)	8,056,791	((Won)	468,758)	(Won)	7,588,033
Internal sales		218,156		198,580		52,022		468,758		(468,758)		—
External sales		6,263,686		1,121,248		203,099		7,588,033		—		7,588,033
Operating income(loss)		1,149,976		(42,729)		15,888		1,123,135		—		1,123,135
Net income(loss)		856,923		(85,087)		20,344		792,180		—		792,180
Total assets		20,001,411		3,718,638		1,460,125		25,180,174		(1,970,139)		23,210,035
Total liabilities		8,837,330		2,365,160		297,311		11,499,801		(197,864)		11,301,937

The Company mainly operates in the domestic market, and as such no separate geographic segment information analysis is available.

24. TRANSACTIONS WITH RELATED PARTIES

Significant related party transactions for the three months and six months ended June 30, 2011 and 2010, and account balances as of June 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

a. Transactions

	For three months ended June 30, 2011						For six months ended June 30, 2011
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	62,821	(Won)	79,123	(Won)	4,145	(Won)	88,826	(Won)	147,520	(Won)	8,154

Parent Company:
SK Holdings Co., Ltd.		—		10,938		305		—		18,370		383

Associates:
SK Marketing & Company Co., Ltd.		2,200		35,287		2,825		2,208		65,698		5,173
F&U Credit Information Co., Ltd.		—		11,444		426		—		21,583		846
SK Wyverns Baseball Club Co., Ltd.		—		1,200		—		—		10,994		13
HanaSK Card Co., Ltd.		9		114,189		6,168		10		158,503		24,041
Others		29		5,374		218		29		10,745		446

Others :
SK innovation Co., Ltd.		—		184		680		—		392		1,505
SK MNS Co., Ltd.		3		4,556		1,454		5		7,369		1,461
SK Engineering & Construction Co., Ltd.		54,499		8,523		680		64,292		14,195		2,249
SKC Co., Ltd.		—		—		330		—		—		682
SK Telesys Co., Ltd.		80,234		7,296		19,329		97,470		13,710		56,644
SK Mobile energy Co., Ltd.		290		—		2		561		—		3
SK Networks Co., Ltd.		3,196		308,516		3,763		3,374		588,541		8,172
MRO Korea Co., Ltd.		2,525		2,012		5		2,759		2,944		16
SK Networks Service Co., Ltd.		591		25,499		62		591		36,560		192
SK Pinx Co., Ltd.		—		10		4		—		475		7
SK Shipping Co., Ltd.		—		—		781		—		—		1,611
Others		699		1,436		1,195		699		24,558		2,001

Total	(Won)	207,096	(Won)	615,587	(Won)	42,372	(Won)	260,824	(Won)	1,122,157	(Won)	113,599

	For three months ended June 30, 2010						For six months ended June 30, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	32,004	(Won)	73,359	(Won)	2,847	(Won)	41,130	(Won)	140,379	(Won)	5,776

Parent Company:
SK Holdings Co., Ltd.		70		7,628		295		70		14,677		454

Associates:
SK Marketing & Company Co., Ltd.		2,010		62,990		1,464		2,024		88,553		3,237
F&U Credit Information Co., Ltd.		—		—		20,622		—		12,286		184
SK Wyverns Baseball Club Co., Ltd.		—		1,900		4		—		8,400		27
HanaSK Card Co., Ltd.		—		—		3		—		—		3
Others		—		3,907		247		—		6,163		510

Others :
SK innovation Co., Ltd.		—		279		1,651		—		500		2,646
SK MNS Co., Ltd.		640		2,763		47		640		5,250		158
SK Engineering & Construction Co., Ltd.		35,411		1,141		5,353		35,565		1,141		8,749
SKC Co., Ltd.		—		—		212		—		—		412
SK Telesys Co., Ltd.		72,901		5,732		308		91,298		13,700		913
SK Mobile energy Co., Ltd.		1,084		—		2		1,083		—		10
SK Networks Co., Ltd.		508		253,471		10,192		526		518,653		15,195
MRO Korea Co., Ltd.		2,496		1,001		14		4,159		1,886		27
SK Networks Service Co., Ltd.		363		13,916		70		363		20,934		169
SK Shipping Co., Ltd.		—		—		811		—		—		2,096
Others		—		674		672		—		1,531		1,797

Total	(Won)	147,487	(Won)	428,761	(Won)	44,814	(Won)	176,858	(Won)	834,053	(Won)	42,363

b. Account balances

	As of June 30, 2011
	Accounts receivable		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	1,268	(Won)	—	(Won)	93,996	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		48		—		2,742		—

Associates:
SK Marketing & Company Co., Ltd.		7,078		—		17,439		10
F&U Credit Information Co., Ltd.		103		—		3,722		—
Wave City Development Co., Ltd.		38,411		—		—		—
HanaSK Card Co., Ltd.		8,978		—		604		—
Daehan Kanggun BcN Co., Ltd.		30,696		—		—		—
Others		2,416		—		356		202

Others :
SK innovation Co., Ltd.		253		91		45		139
SK MNS Co., Ltd.		1,462		—		6,356		—
SK Engineering & Construction Co., Ltd.		532		—		13,706		82
SKC Co., Ltd.		152		—		6		—
SK Telesys Co., Ltd.		1,321		—		46,851		—
SK Mobile energy Co., Ltd.		1		—		123		—
SK Networks Co., Ltd.		10,594		5,513		189,008		896
MRO Korea Co., Ltd.		3		—		1,843		—
SK Networks Service Co., Ltd.		61		—		20,068		—
SK Pinx Co., Ltd.		—		—		3		—
SK Shipping Co., Ltd.		309		—		—		—
Others		290		1		174		344

Total	(Won)	103,976	(Won)	5,605	(Won)	397,042	(Won)	5,258

	As of December 31, 2010
	Accounts receivable		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	935	(Won)	—	(Won)	203,031	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		480		—		1,595		—

Associates:
SK Marketing & Company Co., Ltd.		12,497		—		35,068		—
F&U Credit Information Co., Ltd.		47		—		7,002		—
Wave City Development Co., Ltd.		38,412		—		—		—
HanaSK Card Co., Ltd.		8,478		—		19,948		—
Daehan Kanggun BcN Co., Ltd.		30,224		—		—		—
Others		2,415		—		1,826		—

Others :
SK innovation Co., Ltd.		1,204		96		—		23
SK MNS Co., Ltd.		1,591		—		4,036		—
SK Engineering & Construction Co., Ltd.		2,610		—		42,880		82
SKC Co., Ltd.		109		—		6		—
SK Telesys Co., Ltd.		14,207		—		63,350		—
SK Mobile energy Co., Ltd.		2		—		645		—
SK Networks Co., Ltd.		3,203		5,513		99,284		689
MRO Korea Co., Ltd.		6		—		1,985		—
SK Networks Service Co., Ltd.		1		—		10,585		—
SK Pinx Co., Ltd.		—		—		6		—
SK Shipping Co., Ltd.		69		—		—		—
Others		850		—		3,510		258

Total	(Won)	117,340	(Won)	5,609	(Won)	494,757	(Won)	4,637

c. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three months and six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended June 30, 2011						For the six months ended June 30, 2011
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total
Eight (8) Registered directors (including outside directors)	(Won)	1,676	(Won)	107	(Won)	1,783	(Won)	8,832	(Won)	623	(Won)	9,455

	For the three months ended June 30, 2010						For the six months ended June 30, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total
Eight (8) Registered directors (including outside directors)	(Won)	329	(Won)	69	(Won)	398	(Won)	2,293	(Won)	443	(Won)	2,736

25. COMMITMENTS AND CONTINGENCIES

a.	SK Broadband Co., Ltd., a subsidiary, provides its time deposits up to (Won)20,000 million as collateral for members of the Employee Stock Purchase Association (“ESPA”) in order for employees to borrow money and contribute to the ESPA; such contribution are used to purchase the shares of SK Broadband Co., Ltd. in the market. As of June 30, 2011, SK Broadband Co., Ltd. has pledged (Won)6,000 million of time deposits.

b.	As of June 30, 2011, SK Telink Co., Ltd., a subsidiary, pledged as collateral for borrowings (Won)41,940 million (book value of (Won)32,097 million) of machinery.

c.	For the six months ended June 30, 2011, PS & Marketing Corporation, a subsidiary, borrowed (Won)200,000 million from Shinhan Bank and obtained a line of credit for (Won)200,000 million, for operational purposes. In relation to the borrowings and line of credit, PS & Marketing Corporation pledged (Won)52,000 million of inventory as collateral to Shinhan Bank.

d.	As of June 30, 2011, customers of SK Broadband Co., Ltd. have filed a lawsuit in the amount of (Won)27,146 million against SK Broadband Co., Ltd. for alleged violation of customers’ privacy. The ultimate outcome of these lawsuits cannot be presently determined.

26. DERIVATIVE INSTRUMENTS

a.	Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)4,139 million (net of tax effect totaling (Won)726 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)13,010 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,740 million (net of tax effect totaling (Won)1,036 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)62,916 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,357 million (net of tax effect totaling (Won)665 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)6,059 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)925 million (net of tax effect totaling (Won)261 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)11,825 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of June 30, 2011, in connection with unsettle foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)60,899 million (excluding tax effect totaling (Won)17,177 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)25,846 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations.

In addition, SK Broadband Co., Ltd., a subsidiary of the Company, has entered into a fixed-to-fixed cross currency swap contract with Korea Development Bank and other five banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of June 30, 2011, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)5,995 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling (Won)69,658 million) is accounted for as accumulated other comprehensive income. Meanwhile, loss on valuation of currency swap which was incurred before the application of hedge accounting, amounting to (Won)46,856 million was charged to current operations.

b.	Interest rate swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling (Won)500,000 million borrowed on July 28, 2008 between August 12, 2011. As of June 30, 2011, in connection with unsettled interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)226 million (net of tax effect totaling (Won)72 million) is accounted for as accumulated other comprehensive loss.

c.	Interest rate swap contract which no hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of (Won)2,088 million and loss on valuation of interest swap of (Won)2,816 million for the six months ended June 30, 2011 and 2010, respectively, are charged to current operations.

In addition, SK Communications Co., Ltd., a subsidiary of the Company, sold its shares of Etoos Co., Ltd on October 19, 2009 and acquired convertible bonds on disposal of its shares. In connection with convertible option which is embedded in convertible bonds, loss on valuation of convertible option of (Won)397 million and gain on valuation of convertible option of (Won)1,515 million for the six months ended June 30, 2011 and 2010, respectively, are charged to current operations.

As of June 30, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (in thousands of U.S. dollars, Japanese yen and millions of Korean won):

Type	Hedged item	Amount		Duration of Contract	Fair value
					Designated as Cash Flow Hedge		Not Designated		Total
Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~Feb. 1, 2012	(Won)	28,797	(Won)	—	(Won)	28,797
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		8,145		—		8,145
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		25,884		—		25,884
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		63,620		—		63,620
Convertible Option	Convertible bonds securities	US$	500,000	Sep. 1, 2009 ~Aug. 31, 2014		—		1,273		1,273

Total assets					(Won)	126,446	(Won)	1,273	(Won)	127,719

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012	(Won)	3,037	(Won)	—	(Won)	3,037
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012		10,639		—		10,639
Floating-to-fixed Interest rate swap	Long-term borrowings	(Won)	150,000	Jul. 28, 2008 ~ Aug. 12, 2011		298		—		298
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr.29, 2012		—		2,955		2,955

Total liabilities					(Won)	13,974	(Won)	2,955	(Won)	16,929

27. CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Reversal of allowance for doubtful accounts	((Won)	1,939)	(Won)	—
Gain on disposal of property, equipment and intangible assets		(3,935)		(8,875)
Interest income		(90,543)		(123,948)
Dividend income		(20,969)		(20,241)
Gain on foreign currency translation		(16,171)		(12,226)
Gain on valuation of short-term securities		(1,150)		—
Gain on disposal of long term investment securities		(160,377)		(15,515)
Reversal of impairment loss on long term investment securities		—		(43)
Gain on valuation of derivatives		(2,088)		(1,515)
Gain on valuation of financial liabilities at FVTPL		(33,249)		—
Equity in earnings of investments in affiliates		(11,685)		(14,701)
Other income		(2,921)		(2,293)
Provision for retirement benefits		33,412		26,541
Depreciation and amortization		1,239,750		1,152,980
Bad debt expenses		36,036		37,400
Loss on disposal of property, equipment and intangible assets		10,108		9,424
Loss on impairment of intangible assets		1,559		204
Other bad debt expenses		3,146		1,858
Interest expenses		151,958		200,109
Loss on valuation of short-term investment securities		—		5,999
Loss on foreign currency translation		2,501		12,553
Loss on disposal of long term investment securities		156		1
Loss on valuation of derivatives		397		21,138
Loss on transaction of derivatives		5,136		—
Loss on valuation of financial liabilities at FVTPL		—		1,691
Equity in losses of investments in affiliates		32,394		9,720
Income tax expense		414,263		267,182
Other expenses		6,366		17,994

	(Won)	1,592,155	(Won)	1,565,437

Changes in assets and liabilities from operating activities for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Accounts receivable - trade	((Won)	93,441)	(Won)	169,259
Accounts receivable - other		751,677		(282,639)
Accrued income		16,783		(1,855)
Advance payments		20,093		(2,713)
Prepaid expenses		35,322		14,869
Inventories		(48,883)		(47,424)
Other current assets		41,408		61,242
Long-term accounts receivables - other		463,128		(104,816)
Accounts payable - trade		139,666		21,995
Accounts payable - other		(497,886)		(207,514)
Advanced receipts		19,751		27,457
Withholdings		101,301		135,782
Accrued expenses		34,161		66,868
Unearned revenue		(27,694)		(16,286)
Retirement benefit payment		(21,465)		(14,028)
Plan assets		7,685		3,875
Other non-current		(2,459)		(2,224)
Others		21,197		341

	(Won)	960,344	((Won)	177,811)

Significant non-cash transactions for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Transfer construction in progress to property and equipment	(Won)	717,544	(Won)	283,846
Transfer inventories to tangible assets account		26,354		32,659
Accounts payable - other of tangible assets and others		216,302		10,217
Write-off of accounts receivable-trade and others		34,912		28,730
Transfer bonds payable to current portion of long-term debt account		1,341,893		740,280
Transfer long-term borrowings to current portion of long-term debt account		22,920		206,990

28. FINANCIAL RISK MANAGEMENT

Financial Risk Factors

The Company is exposed to credit risk, liquidity risk and market risk. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a. Market risk

a-(1) Currency risk

The Company is exposed to currency risk of its revenue and expenditure that are denominated in a currency other than the functional currency of the Company. The Company primarily transacts in USD, JPY and EUR, besides its functional currency of KRW. The Company has hedging policies based on its business characteristics and its current financial instruments (which hedge its currency risks). In addition, the Company analyzes, manages and reports currency risk periodically through its foreign currency denominated receivables and payables management system.

The book value of the Company’s monetary assets and liabilities denominated in foreign currencies as of June 30, 2011, is as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
US$	64,300	(Won)	69,329	1,676,095	(Won)	1,806,992
EUR	30		46	549		856
JPY	84,339		1,127	20,478,146		273,525
Others	5,270		184	4		2

		(Won)	70,686		(Won)	2,081,375

In addition, the Company has entered into a cross currency swaps to hedge against currency risk related to foreign currency borrowings and bonds payable. (Refer to Note 26)

Effects of a 10% change in foreign currency to the Company’s functional currency on income before income tax as of June 30, 2011 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	10% increase in KRW against foreign currency		10% decrease in KRW against foreign currency
US$	((Won)	23,378)	(Won)23,378
EUR		(81)	81
JPY		23	(23)
Others		2	(2)

a-(2) Equity price risk

The Company has investments in listed and non-listed equity securities for its liquidity and ongoing operational purposes. Refer to Note 7 for details on the carrying value of these investments.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company is exposed to interest rate risk due to its borrowing with floating interest rate. The Company considers various alternatives to hedge its interest rate risk and optimize its financing, which includes refinancing, renewal, alternative finance and hedging options.

As of June 30, 2011, borrowings and bonds payables with floating interest rate is (Won)851,718 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and bonds payables (Refer to Note 26).

For the six months ended June 30, 2011, assuming an interest rate change of 1% and considering all other variables as fixed, income before income tax would change upward or downward by (Won)422,350 million due to the interest expenses of borrowings and bonds payables with floating interest rate.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the six months ended June 30, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are significantly overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institution. The amount of maximum exposure to credit risk of the Company is same as the book value of financial assets as of June 30, 2011.

In addition, the aging analysis of trade and other receivables that are past due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 21.

c. Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash equivalents balance and liquidity through the utilization of its various committed credit lines, while operating an effective & effective business.

The contractual maturity of financial liabilities of the Company as of June 30, 2011 is as follows (in millions of Korean won):

	Less than 1 year		1-5 years		More than 5 years		Total
Borrowings	(Won)	667,304	(Won)	346,283	(Won)	59,972	(Won)	1,073,559
Bonds payable (Note a)		1,536,493		1,776,961		831,240		4,144,694
Derivatives liabilities		16,929		—		—		16,929
Trade payables		299,869		—		—		299,869
Other payables (Note b)		2,368,771		331,327		—		2,700,098

Total	(Won)	4,889,366	(Won)	2,454,571	(Won)	891,212	(Won)	8,235,149

(Note a) Exclusive of bond discount.

(Note b) Includes undiscounted long-term payables and long-term security deposits the Company received.

Capital Management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company’s overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the consolidated financial statements.

Debt-equity ratio as of June 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	June 30, 2011		December 31, 2010
Debt	(Won)	10,007,201	(Won)	10,724,390
Equity		12,605,115		12,407,999

Debt-equity ratio		79.39%		86.43%

29. SUBSEQUENT EVENTS

a. Interim dividend

On July 28, 2011, the Board of Directors of the Company resolved to pay interim cash dividends of (Won)1,000 per share, totaling (Won)71,095 million. The ex-dividend date was June 30, 2011 and the interim dividends are expected to be paid within twenty days after the date of the Board of Directors’ resolution.

b. Acquisition of treasury stock

On July 19, 2011, in accordance with the resolution of Board of Directors, the Company will acquire 1,400,000 shares of treasury stock estimated to cost approximately (Won)201,600 million, during the period from July 21, 2011 through October 20, 2011. The actual cost of acquiring the shares may change based on the Company’s stock price during the period.

c. Violation of customer’s privacy

During July 2011, portal sites Nate and Cyworld, operated by SK Communications Co., Ltd, a subsidiary, leaked private user information, resulting in two lawsuits against SK Communication for (Won)9 million and five cases for damage claims ((Won)7 million). To date, the courts have ruled in favor of the plantiffs, however, currently the aforementioned lawsuits and claims are under appeal and the final outcome cannot be determined.

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC
14Fl., Hanwha Securities Bldg.,
23-5 Yoido-dong,
Youngdeungpo-gu, Seoul
150-717, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

SK Telecom Co., Ltd

Report on the separate financial statements

We have reviewed the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of June 30, 2011 and December 31, 2010, and the related separate statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three months and six months ended June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards(“K-IFRS”) 1034 “Interim Financial Reporting”, and the requirements of K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”, relevant to interim financial reporting.

Other matter

The separate statements of income and comprehensive income for the three months and six months ended June 30, 2010 and changes in shareholders’ equity and cash flows for the six months ended June 30, 2010, comparatively presented herein, were not reviewed.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte

Touche Tohmatsu Limited and its member firms.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

/s/ Deloitte Anjin LLC

August 26, 2011

Notice to Readers

This report is effective as of August 26, 2011, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the independent accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the independent accountants’ review report.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

JUNE 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
A S S E T S		June 30, 2011		December 31, 2010		June 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	4	(Won)	684,772	(Won)	357,470	$642,195	$335,243
Short-term financial instruments	4		505,000		299,500	473,600	280,878
Short-term investment securities	4, 6		53,405		393,811	50,084	369,325
Accounts receivable-trade, net	4, 5, 23		1,343,036		1,453,061	1,259,529	1,362,713
Short-term loans, net	4, 5, 23		92,530		80,731	86,777	75,711
Accounts receivable-other, net	4, 5, 23		1,692,980		2,499,969	1,587,715	2,344,527
Prepaid expenses			93,489		156,153	87,676	146,444
Inventories			14,274		9,019	13,386	8,458
Advanced payments and other	5, 6		28,285		67,262	26,527	63,080

Total Current Assets			4,507,771		5,316,976	4,227,489	4,986,379

NON-CURRENT ASSETS:
Long-term financial instruments	4		7,569		69	7,098	65
Long-term investment securities	4, 6		1,635,712		1,517,029	1,534,007	1,422,704
Investments in subsidiaries and associates	7		3,618,144		3,584,395	3,393,176	3,361,526
Property and equipment	8, 23		5,993,258		5,469,747	5,620,611	5,129,651
Investment property	9		31,567		34,799	29,604	32,635
Goodwill	10		1,308,422		1,308,422	1,227,067	1,227,067
Intangible assets	11		1,288,447		1,424,969	1,208,334	1,336,368
Long-term loans, net	4, 5, 23		83,643		64,098	78,442	60,113
Long-term accounts receivable - other, net	4, 5		65,589		527,084	61,512	494,311
Long-term prepaid expenses			23,944		1,031	22,456	967
Guarantee deposits	4, 5, 23		155,179		154,360	145,531	144,762
Long-term derivative assets	4, 24		97,649		139,577	91,577	130,898
Deferred income tax assets			210,888		183,481	197,775	172,073
Other non-current assets			705		1,089	662	1,021

Total Non-current Assets			14,520,716		14,410,150	13,617,852	13,514,161

TOTAL ASSETS		(Won)	19,028,487	(Won)	19,727,126	$17,845,341	$18,500,540

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (CONTINUED)

JUNE 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY		June 30, 2011		December 31, 2010		June 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)
CURRENT LIABILITIES:
Accounts payable-other	4, 23	(Won)	913,134	(Won)	1,287,035	$856,357	$1,207,010
Withholdings			468,706		348,093	439,563	326,449
Accrued expenses	4, 14		1,084,313		1,104,667	1,016,893	1,035,981
Income tax payable			285,129		243,263	267,400	228,137
Unearned revenue			297,192		308,856	278,713	289,652
Derivative liabilities	4, 24		16,929		15,393	15,876	14,436
Current portion of long - term debt, net	4, 12, 13		1,137,408		1,208,555	1,066,687	1,133,410
Advanced receipts and other			53,933		45,151	50,581	42,345

Total Current Liabilities			4,256,744		4,561,013	3,992,070	4,277,420

NON-CURRENT LIABILITIES:
Bonds payable, net	4, 12		2,083,853		2,933,813	1,954,284	2,751,395
Long-term borrowings	4, 13		107,810		113,890	101,107	106,809
Long-term payables - other	4		230,606		50,643	216,267	47,494
Long-term unearned revenue			226,270		241,892	212,201	226,852
Retirement benefit obligation	15		36,898		21,382	34,604	20,053
Long-term derivative liabilities	4, 24		—		14,761	—	13,843
Long-term advanced receipts and other	4, 14, 23		247,615		208,774	232,219	195,793

Total Non-current Liabilities			2,933,052		3,585,155	2,750,682	3,362,239

Total Liabilities			7,189,796		8,146,168	6,742,752	7,639,659

STOCKHOLDERS’ EQUITY:
Share capital	1, 16		44,639		44,639	41,863	41,863
Share premium	16, 17		(24,643)		(24,643)	(23,111)	(23,111)
Retained earnings	18		11,256,596		10,824,356	10,556,688	10,151,323
Reserves	19		562,099		736,606	527,149	690,806

Total Stockholders’ Equity			11,838,691		11,580,958	11,102,589	10,860,881

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		(Won)	19,028,487	(Won)	19,727,126	$17,845,341	$18,500,540

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)
OPERATING REVENUE :
Revenue	23	(Won)	3,189,593	(Won)	6,319,543	(Won)	3,077,634	(Won)	6,119,012	$2,991,272	$5,926,609	$2,886,274	$5,738,546
Other	20		4,915		6,498		1,351		9,286	4,609	6,094	1,267	8,709

Sub-total			3,194,508		6,326,041		3,078,985		6,128,298	2,995,881	5,932,703	2,887,541	5,747,255
OPERATING EXPENSES:	23
Labor cost	15, 23		110,355		287,817		114,323		328,995	103,493	269,921	107,215	308,539
Commissions paid	23		1,282,394		2,522,309		1,232,545		2,444,811	1,202,658	2,365,478	1,155,908	2,292,798
Depreciation and amortization	8, 9, 11		430,230		843,885		351,660		754,083	403,479	791,414	329,795	707,196
Network interconnection			249,280		491,775		267,777		530,758	233,780	461,198	251,127	497,757
Leased line			96,271		194,123		85,812		171,243	90,285	182,053	80,476	160,596
Advertising			59,336		94,724		79,570		122,472	55,647	88,834	74,624	114,857
Rent			74,872		153,972		72,615		147,420	70,217	144,398	68,100	138,254
Cost of goods sold			42,697		83,607		16,352		31,938	40,042	78,409	15,335	29,952
Other	20		218,035		424,810		213,069		436,005	204,478	398,396	199,820	408,895

Sub-total		(Won)	2,563,470	(Won)	5,097,022	(Won)	2,433,723	(Won)	4,967,725	$2,404,079	$4,780,101	$2,282,400	$4,658,844

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)
OPERATING INCOME		(Won)	631,038	(Won)	1,229,019	(Won)	645,262	(Won)	1,160,573	$591,802	$1,152,602	$605,141	$1,088,411
Financial income	21		64,018		315,549		71,447		166,955	60,038	295,929	67,005	156,574
Financial costs	21		47,639		108,233		97,419		181,202	44,678	101,503	91,362	169,934
Gain on disposal of investments in associates			1,869		1,990		—		—	1,753	1,866	—	—

INCOME BEFORE INCOME TAX			649,286		1,438,325		619,290		1,146,326	608,915	1,348,894	580,784	1,075,051
PROVISION FOR INCOME TAX			174,899		403,267		157,405		271,326	164,024	378,193	147,618	254,456

NET INCOME		(Won)	474,387	(Won)	1,035,058	(Won)	461,885	(Won)	875,000	$444,891	$970,701	$433,166	$820,595

NET INCOME PER SHARE (In Korean won and U.S. dollars)	22	(Won)	6,673	(Won)	14,559	(Won)	6,384	(Won)	12,094	$6.26	$13.65	$5.99	$11.34

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars)	22	(Won)	6,490	(Won)	14,155	(Won)	6,220	(Won)	11,790	$6.09	$13.28	$5.83	$11.06

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)
NET INCOME		(Won)	474,387	(Won)	1,035,058	(Won)	461,885	(Won)	875,000	$444,891	$970,701	$433,166	$820,595

OTHER COMPREHENSIVE INCOME :
Net change in fair value of available-for-sale financial assets	19		(95,379)		(180,734)		(1,360)		(142,507)	(89,449)	(169,497)	(1,274)	(133,646)
Gain (loss) on valuation of derivatives	19		(32,493)		6,227		4,576		1,251	(30,473)	5,840	4,291	1,173
Actuarial gains (loss) on retirement benefit obligations	15		(1,541)		(5,619)		299		(1,107)	(1,445)	(5,269)	280	(1,039)

Sub-total			(129,413)		(180,126)		3,515		(142,363)	(121,367)	(168,926)	3,297	(133,512)

TOTAL COMPREHENSIVE INCOME		(Won)	344,974	(Won)	854,932	(Won)	465,400	(Won)	732,637	$323,524	$801,775	$436,463	$687,083

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Share capital		Share premium								Retained earnings		Reserves		Total
				Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other
	Notes
(In millions of Korean won)
Balance, January 1, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	726,156)	(Won)	9,560,310	(Won)	998,728	(Won)	10,785,450
Cash dividends			—		—		—		—		—		(607,697)		—		(607,697)
Total other comprehensive income (loss)			—		—		—		—		—		873,893		(141,256)		732,637
Net income			—		—		—		—		—		875,000		—		875,000
Other comprehensive loss	19		—		—		—		—		—		(1,107)		(141,256)		(142,363)

Balance, June 30, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	726,156)	(Won)	9,826,506	(Won)	857,472	(Won)	10,910,390

Balance, January 1, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	722,216)	(Won)	10,824,356	(Won)	736,606	(Won)	11,580,958
Cash dividends			—		—		—		—		—		(597,199)		—		(597,199)
Total other comprehensive income (loss)			—		—		—		—		—		1,029,439		(174,507)		854,932
Net income			—		—		—		—		—		1,035,058		—		1,035,058
Other comprehensive loss	19		—		—		—		—		—		(5,619)		(174,507)		(180,126)

Balance, June 30, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	722,216)	(Won)	11,256,596	(Won)	562,099	(Won)	11,838,691

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Share Capital	Share premium				Retained earnings	Reserves	Total
			Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other
	Notes
(In thousand of U.S dollars)
Balance, January 1, 2010		$41,863	$2,734,584	($1,868,220)	($14,888)	($681,005)	$8,965,873	$936,629	$10,114,836
Cash dividends		—	—	—	—	—	(569,912)	—	(569,912)
Total other comprehensive income (loss)		—	—	—	—	—	819,556	(132,473)	687,083
Net income		—	—	—	—	—	820,595	—	820,595
Other comprehensive loss	19	—	—	—	—	—	(1,039)	(132,473)	(133,512)

Balance, June 30, 2010		$41,863	$2,734,584	($1,868,220)	($14,888)	($681,005)	$9,215,517	$804,156	$10,232,007

Balance, January 1, 2011		$41,863	$2,734,584	($2,065,497)	($14,888)	($677,310)	$10,151,323	$690,806	$10,860,881
Cash dividends		—	—	—	—	—	(560,067)	—	(560,067)
Total other comprehensive income (loss)		—	—	—	—	—	965,432	(163,657)	801,775
Net income		—	—	—	—	—	970,701	—	970,701
Other comprehensive loss	19	—	—	—	—	—	(5,269)	(163,657)	(168,926)

Balance, June 30, 2011		$41,863	$2,734,584	($2,065,497)	($14,888)	($677,310)	$10,556,688	$527,149	$11,102,589

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities :
Net income		(Won)	1,035,058	(Won)	875,000	$970,701	$820,595
Adjustments for income and expenses	25		1,154,168		1,157,617	1,082,405	1,085,639
Changes in assets and liabilities related to operating activities	25		1,185,950		66,913	1,112,210	62,753

Sub-total			3,375,176		2,099,530	3,165,316	1,968,987
						—	—
Interest received			68,835		103,335	64,555	96,910
Dividends received			26,472		29,699	24,826	27,852
Interest paid			(102,875)		(137,853)	(96,478)	(129,282)
Income tax paid			(336,969)		(395,567)	(316,017)	(370,972)

Net cash provided by operating activities			3,030,639		1,699,144	2,842,202	1,593,495

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets			200,000		220,000	187,564	206,322
Decrease in short-term loans			88,506		123,021	83,003	115,372
Proceeds from sales of long-term investment securities			214,512		252,714	201,174	237,001
Proceeds from disposal of subsidiary and associates			6,529		—	6,123	—
Proceeds from disposal of property and equipment			1,204		16,320	1,129	15,305
Proceeds from disposal of intangible assets			2,118		4,194	1,986	3,933
Decrease of long-term loans			7,037		7,328	6,599	6,872
Decrease in other non-current assets			386		517	363	485

Sub-total			520,292		624,094	487,941	585,290

Cash outflows for investing activities:
Increase in short-term financial instruments, net			205,500		172,210	192,722	161,502
Increase in short-term investment assets			53,000		—	49,705	—
Increase in short-term loans			124,974		137,454	117,203	128,908
Increase in long-term financial instruments			7,500		—	7,034	—
Acquisition of long-term investment securities			215,158		259	201,780	243
Acquisition of consolidated subsidiary and associates			38,288		594,734	35,907	557,755
Acquisition of property and equipment			1,096,007		464,158	1,027,860	435,298
Increase in intangible assets			15,586		6,426	14,617	6,026
Increase in long-term loans			562		17,592	527	16,499

Sub-total			1,756,575		1,392,833	1,647,355	1,306,231

Net cash used in investing activities		((Won)	1,236,283)	((Won)	768,739)	($1,159,414)	($720,941)

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash outflows for financing activities:
Repayment of current portion of long-term debt	(Won)	520,000	(Won)	290,000	$487,668	$271,968
Repayment of bonds payable		332,160		160,000	311,507	150,052
Payment of cash dividends		597,199		607,667	560,067	569,884
Cash outflows from transaction of derivatives		17,694		—	16,593	—

Sub-total		1,467,053		1,057,667	1,375,835	991,904

Net cash used in financing activities		(1,467,053)		(1,057,667)	(1,375,835)	(991,904)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		327,303		(127,262)	306,953	(119,350)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		357,470		422,125	335,243	395,878
EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH HELD IN FOREIGN CURRENCY		(1)		—	(1)	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	684,772	(Won)	294,863	$642,195	$276,528

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

1. GENERAL:

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	18,748,452	23.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	45,954,460	56.91
Treasury stock	9,650,712	11.95

	80,745,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares separate financial statements in conformity with Korean statutory requirements and Korean International Financial Reporting Standards (“K-IFRS”), in the Korean language (Hangul). Accordingly, these separate financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying separate financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, income, comprehensive income, changes in shareholders’ equity or cash flows, is not presented in the accompanying separate financial statements.

The accompanying separate financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,066.30 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2011. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

x.	Basis of Presentation

The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011. In accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards”, the transition date to K-IFRS is January 1, 2010. The transition adjustments to K-IFRS are summarized in Note 3.

The Company’s interim separate financial statements for the six months ended June 30, 2011 and 2010 are prepared in accordance with K-IFRS 1034 “Interim Financial Reporting”. The interim financial statements are prepared in accordance with the K-IFRS that are effective as of June 30, 2011.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim separate financial statements may be different from the policies that are used for the preparation of the first annual separate financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRSs are in progress, and the financial information presented in the interim financial statements may change accordingly in the future.

Major accounting policies used for the preparation of the interim separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The interim separate financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

y.	Foreign Currency Exchange

The individual financial statements of each Company entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the separate financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the separate financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks below for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting separate financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss.

z.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

aa.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: ‘financial assets at fair value through profit or loss’ (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

4)	Classification of financial assets

1-5)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.

1-6)	Held-to-maturity investments

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue recognized on an effective yield basis.

1-7)	Available-for-sale financial assets

Non-derivatives financial assets that are not classified as at held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at available-for-sale financial assets. Available-for-sale financial assets are initially recognized and measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. Dividends on available-for-sale financial assets are recognized in profit or loss when the Company’s right to receive the dividends is established.

1-8)	Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

5)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

For financial assets carried at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In case of debt securities, in a subsequent period, if the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

6)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

bb.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses.

cc.	Investments in Subsidiaries and Associates

In accordance with K-IFS 1027 and 1028, the accompanying financial statements are separate financial statements, which are presented by an investor with control of a subsidiary or significant influence over associates, in which the investments are measured based on its direct cost, not using the equity method. The Company accounts for the investments in subsidiaries and associates at cost in accordance with K-IFRS 1027. Dividends from subsidiaries and associates are recognized in profit when the right to receive the dividend is established.

dd.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other	4 ~ 10

The Company reviews the depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in profit or loss when the item is derecognized.

ee.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 30 years using the straight-line method.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset in which the property is derecognized) is included in profit or loss in the period.

ff.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

gg.	Intangible Assets

Intangible assets with definite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives ranging from 3 ~ 20 years. The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. At the case of amortizable intangible assets, the Company reviews impairment at each time whatever the carrying amount is not recoverable.

The carrying amount of an item of Intangible assets is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising on the derecognition of an item of intangible assets is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in profit or loss when the item is derecognized.

hh.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants for acquiring or constructing non-current assets are recognized as a deduction (net of) the related assets’ book value in the consolidated statement of financial position, and is recognized into profit or loss by offsetting depreciation expense over the useful lives of the related assets on a systematic basis. Other government grants, revenue type, are recognized in profit or loss over the periods in which the Company recognizes the expense which the grants are intended to reimburse.

Government grants related to specific expenditure reimbursement, losses already incurred by the Company, or immediate financial support with no future expenditure requirements, are recognized in profit or loss in the period in which they become receivable by the Company.

ii.	Financial Liabilities and Equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Financial liabilities are classified as either ‘financial liabilities at fair value through profit or loss (FVTPL)’ or ‘other financial liabilities’.

3)	Classification of financial liabilities and equity instruments

1-1) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

When the Company reacquires its own equity instruments (‘treasury shares’), equity is directly deducted. No gain or loss is recognized in profit or loss related to the acquisition, sale, issue or cancellation of treasury shares.

1-2) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, that is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

1-3) Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

4) Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. An exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in profit or loss.

jj.	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

kk.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. For derivative instruments designated as cashflow hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income (loss).

ll.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes all actuarial gains and losses arising from defined benefit plans as other comprehensive income (loss) and records at retained earnings immediately, which is not reclassified to current operation thereafter.

mm.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. Discount rate is pre-tax interest rate reflecting inherent risk of liabilities and market’s valuation on the present value of monetary. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in profit or loss.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

nn.	Revenue Recognition

Revenue from the sale of goods and rendering of services in the course of ordinary operating activities is measured at the fair value of the consideration received or receivable. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

The Company’s revenue is principally derived from telecommunication service including data services, broadband internet and fixed-line telephone services. Telecommunication services consist of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are deferred and recognized over the expected term of the customer relationship.

oo.	Segment information

The Company reports management its decision of resource allocation and performance evaluation of segment unit as a single reporting unit.

pp.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

4)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the separate statement of income and comprehensive income/income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

5)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

6)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

qq.	Handset Subsidies to Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made.

Where customers agree to use the Company’s service for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and the Company estimates a provision for handset subsidies estimated to be paid, which is recognized as to commission paid at the time telecommunication service contracts are made.

rr.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

7)	Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require the management’s judgments on the expected future cash flows and discount rates.

8)	Allowance for doubtful accounts of trade/other receivables and loans

Based on the aging of accounts receivables, past experience of bad debt, and economic and industrial factors, the Company estimates bad debt for the period and recognizes an allowance for the bad debt.

9)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate present value.

10)	Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from business combination, it is required to estimate the fair value of these assets at the acquisition date and to estimate the useful lives for depreciation and amortization.

11)	Retirement benefit plans

The Company has defined retirement benefit plans. The cost of providing benefits under the plan are determined using an actuarial valuation method that requires management make assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans.

12)	Deferred tax

Recognizing and measuring of the deferred tax assets and liabilities requires the management’s judgments and specially, whether and how deferred tax assets is recognized shall be affected from an assumption and management’s judgment of the future situation.

3. TRANSITION TO K-IFRS

As stated in Note 2, these are the Company’s first separate financial statements prepared in accordance with K-IFRS as the Company adopts K-IFRS in 2011. Therefore, prior period’s separate financial statements, comparatively presented herein, were restated in accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards” with a transition date of January 1, 2010.

d.	First-time adoption of K-IFRS

K-IFRS 1101 provides for a number of optional exemptions from the general principle of full retrospective applications of K-IFRS. The optional exemptions for first-time adoption of K-IFRS of the Company elected are as follows.

1) Business combination

Business combinations that occurred before the date of transition to K-IFRS, were not be retrospectively restated.

2) Fair value or revaluation as deemed cost

Certain property and equipment were revaluated at the date of transition to K-IFRS such that revaluation is used as the asset’s deemed cost.

3) Deemed cost of investments in subsidiaries and associates

In accordance with the optional exemption of K-IFRS 1101, the carrying amount of investments in subsidiaries and associates, under previous GAAP (Korean GAAP), at the date of transition to K-IFRS, is used as the its deemed cost.

e.	Explanation of effect of transition to K-IFRS

Effects on financial position at January 1, 2010 (date of transition) are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity
Based on Korean GAAP	(Won)	19,297,633	(Won)	8,056,183	(Won)	11,241,450
Adjustments:
1. Property and equipment		69,233		—		69,233
2. Employee benefits and retirement benefit obligation		—		14,860		(14,860)
3. Transfer of financial assets		416,242		400,754		15,488
4. Non-refundable activation fees		—		593,981		(593,981)
5. Other adjustments		(178,452)		(84,940)		(93,512)
6. Deferred tax and tax effect of adjustments		(49,227)		(210,859)		161,632

Total adjustment		257,796		713,796		(456,000)

Based on K-IFRS	(Won)	19,555,429	(Won)	8,769,979	(Won)	10,785,450

Effects on financial position at June 30, 2010 and total comprehensive income for the three months and six months ended June 30, 2010 are as follows (in millions of Korean won):

							Total comprehensive income
	Total assets		Total liabilities		Net equity		Three months ended June, 30		Six months ended June, 30
Based on Korean GAAP	(Won)	19,158,117	(Won)	7,962,466	(Won)	11,195,651	(Won)	393,275	(Won)	561,841
Adjustments:
1. Property and equipment		178,080		—		178,080		85,936		108,847
2. Amortization of goodwill		64,741		—		64,741		32,370		64,741
3. Employee benefits and retirement benefit obligation		—		17,284		(17,284)		(1,457)		(2,425)
4. Transfer of financial assets		259,965		240,713		19,252		1,464		3,764
5. Effect on equity method in associates		25,809		—		25,809		(22,075)		27,127
6. Non-refundable activation fees		—		577,623		(577,623)		(530)		16,358
7. Other adjustments		(471)		85,943		(86,414)		4,407		7,098
8. Deferred tax and tax effect of adjustments		—		(108,078)		108,178		(27,990)		(54,714)

Total adjustment		528,124		813,385		(285,261)		72,125		170,796

Based on K-IFRS	(Won)	19,686,241	(Won)	8,775,851	(Won)	10,910,390	(Won)	465,400	(Won)	732,637

Effects on financial position at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity		Total Comprehensive income
Based on Korean GAAP	(Won)	18,959,912	(Won)	7,505,495	(Won)	11,454,417	(Won)	1,139,202
Adjustments:
1. Property and equipment		477,044		—		477,044		407,811
2. Amortization of goodwill		129,494		—		129,494		129,494
3. Employee benefits and retirement benefit obligation		—		23,630		(23,630)		(8,771)
4. Transfer of financial assets		—		—		—		(15,489)
5. Effect on equity method in associates		160,100		—		160,100		205,543
6. Non-refundable activation fees		—		533,783		(533,783)		60,199
7. Other adjustments		(389)		94,062		(94,451)		(940)
8. Deferred tax and tax effect of adjustments		965		(10,802)		11,767		(150,274)

Total adjustment		767,214		640,673		126,541		627,573

Based on K-IFRS	(Won)	19,727,126	(Won)	8,146,168	(Won)	11,580,958	(Won)	1,766,775

Under K-IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the separate statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under K-IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No others significant differences between the separate statements of cash flows prepared under Korean GAAP compared to K-IFRS have been noted.

f.	Explanation of transition to K-IFRS

Transition adjustments from previous GAAP (Korean GAAP) to K-IFRS that affected the Company’s financial position, financial performance and cash flows are as follows.

9)	Employee benefits and retirement benefit obligation

Under Korean GAAP, at the end of a reporting period a benefit obligation is calculated and recognized, based on an assumption that all employees who have worked over a year were to retire as of the reporting period end. While, under K-IFRS, the retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method.

Also, the Company recognizes its long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

10)	Change in depreciation method

The Company changed the depreciation method of equipment from declining balance method to straight-line method.

11)	Goodwill acquired by business combinations

Under Korean GAAP, the Company amortized goodwill acquired as a result of business combinations on a straight-line method from 5 ~ 20 years from the year of acquisition. Under K-IFRS, goodwill is not amortized but reviewed for impairment annually.

12)	Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred the Company derecognized the financial asset. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

13)	Deferment of non-refundable activation fees

Under Korean GAAP, the Company recognizes non-refundable activation revenues when the activation service is performed. Under K-IFRS, the Company defers such revenues and amortizes it over the expected term of the customer relationship.

14)	Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse. Under K-IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, difference between the carrying value and the tax base of the investments in subsidiaries, branches and associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities. Under K-IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

15)	Other reclassifications

(1) Memberships

Under Korean GAAP, facility-use memberships and guarantee deposits were classified as other non-current assets. Under K-IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

(2) Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment. Under K-IFRS, such properties are reclassified separately as investment properties.

4. FINANCIAL INSTRUMENTS

Details of financial assets as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011
	Financial assets designated at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total
Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	684,772	(Won)	—	(Won)	684,772
Financial Instruments		—		—		512,569		—		512,569
Short-term investment securities (Note a)		18,164		35,241		—		—		53,405
Long-term investment securities (Note b)		14,987		1,620,725		—		—		1,635,712
Trade receivables		—		—		1,343,036		—		1,343,036
Loan and other receivables		—		—		2,095,978		—		2,095,978
Derivatives assets		—		—		—		97,649		97,649

Total	(Won)	33,151	(Won)	1,655,966	(Won)	4,636,355	(Won)	97,649	(Won)	6,423,121

(Note a)	Short-term investment securities designated as FVTPL are measured at fair value, considering the investment nature, and as such the changes in fair value are recognized in current period profit and loss.
(Note b)	Long-term investment securities designated as FVTPL consist of financial instruments with an embedded derivatives (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.

	December 31, 2010
	Financial assets designated at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total
Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	357,470	(Won)	—	(Won)	357,470
Financial Instruments		—		—		299,569		—		299,569
Short-term investment securities		—		393,811		—		—		393,811
Long-term investment securities		—		1,517,029		—		—		1,517,029
Trade receivables		—		—		1,453,061		—		1,453,061
Loan and other receivables		—		—		3,328,587		—		3,328,587
Derivatives assets		—		—		—		139,577		139,577

Total	(Won)	—	(Won)	1,910,840	(Won)	5,438,687	(Won)	139,577	(Won)	7,489,104

Details of financial liabilities as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011
	Financial liabilities designated at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total
Derivatives liabilities	(Won)	2,955	(Won)	—	(Won)	13,974	(Won)	16,929
Borrowings		—		257,810		—		257,810
Bonds payable (Note)		428,406		2,625,598		—		3,054,004
Trade and other payables		—		2,319,623		—		2,319,623

Total	(Won)	431,361	(Won)	5,203,031	(Won)	13,974	(Won)	5,648,366

	December 31, 2010
	Financial liabilities designated as at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total
Derivatives liabilities	(Won)	5,043	(Won)	—	(Won)	25,111	(Won)	30,154
Borrowings		—		613,890		—		613,890
Bonds payable (Note)		461,655		3,011,765		—		3,473,420
Trade and other payables		—		2,685,570		—		2,658,570

Total	(Won)	466,698	(Won)	6,311,225	(Won)	25,111	(Won)	6,803,034

(Note)	Bonds payables designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on or unobservable fair value of the instrument.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2011 are as follows (in millions of Korean won):

Type	Level 1		Level 2		Level 3		Total
Financial assets designated at FVTPL	(Won)	18,164	(Won)	14,987	(Won)	—	(Won)	33,151
Available- for-sale financial assets		1,378,257		—		—		1,378,257
Derivatives assets designated as hedging instruments		—		97,649		—		97,649
Financial liabilities designated at FVTPL		428,406		2,955		—		431,361
Derivatives liabilities designated as hedging instruments		—		13,974		—		13,974

5. TRADE AND OTHER RECEIVABLES

Details of short-term trade and other receivables as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Accounts receivable – trade	(Won)	1,492,452	(Won)	1,604,269
Less : allowance for doubtful accounts		(149,416)		(151,208)
Accounts receivable – trade, net		1,343,036		1,453,061
Short-term loans		93,726		81,808
Less : allowance for doubtful accounts		(1,196)		(1,077)
Short-term loans, net		92,530		80,731
Accounts receivable – other		1,726,487		2,534,761
Less : allowance for doubtful accounts		(33,507)		(34,792)
Accounts receivable – other, net		1,692,980		2,499,969
Accrued income		6,057		2,345

	(Won)	3,134,603	(Won)	4,036,106

Details of long-term trade and other receivables as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Long-term loans	(Won)	107,555	(Won)	88,017
Less : allowance for doubtful accounts		(23,912)		(23,919)
Long-term loans, net		83,643		64,098
Long-term accounts receivable – other		65,589		527,084
Guarantee deposits		155,179		154,360

	(Won)	304,411	(Won)	745,542

Details of changes in allowance for doubtful accounts for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Beginning balance	(Won)	210,996	(Won)	201,435
Increase in allowance for doubtful accounts		23,470		28,739
Write-off		(26,435)		(22,578)

Ending balance	(Won)	208,031	(Won)	207,596

Details of aging analysis of accounts receivable which are overdue but not impaired as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011				December 31, 2010
	Accounts receivable-trade		Accounts receivable-other		Accounts receivable-trade		Accounts receivable-other
Less than 1 month	(Won)	150,732	(Won)	33,887	(Won)	241,185	(Won)	33,125
1 ~ 3 months		57,484		18,972		62,081		21,165
3 ~ 6 months		32,504		10,615		32,079		14,364
More than 6 months		94,302		31,172		110,293		26,981

	(Won)	335,022	(Won)	94,646	(Won)	445,638	(Won)	95,635

6. INVESTMENT SECURITIES

Details of investment securities as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011				December 31, 2010
	Current		Non-current		Current		Non-current
Equity securities:
Investments in listed company	(Won)	—	(Won)	1,343,257	(Won)	178,760	(Won)	1,227,380
Investments in non-listed company		241		18,626		15,051		18,626
Investments in funds and etc.		—		258,441		—		270,622

Sub-total		241		1,620,324		193,811		1,516,628
Debt Securities		—		15,388		—		401
Beneficiary certificates (Note)		53,164		—		200,000		—

Total	(Won)	53,405	(Won)	1,635,712	(Won)	393,811	(Won)	1,517,029

(Note)	The distributions arising from some beneficiary certificates as of June 30, 2011, are accounted for as accrued income.

7. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Investments in subsidiaries	(Won)	2,469,104	(Won)	2,442,516
Investments in associates		1,149,040		1,141,879

Ending balance	(Won)	3,618,144	(Won)	3,584,395

a. Investments in subsidiaries

Details of investments in subsidiaries as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

			June 30, 2011		Carrying amount
			Number of shares	Ownership percentage (%)	June 30, 2011		December 31, 2010
	Notes
SK Telink Co., Ltd.			1,082,272	83.5	(Won)	144,740	(Won)	144,740
SK Communications Co., Ltd.			28,029,945	64.7		148,831		148,831
PAXNet Co., Ltd.			5,590,452	59.7		30,611		30,611
Loen Entertainment, Inc.			16,054,812	63.5		40,234		40,234
Stonebridge Cinema Fund			120	45.6		8,256		8,256
Ntreev Soft Co., Ltd.			2,064,970	63.7		7,708		7,708
Commerce Planet Co., Ltd.			29,396	100.0		139		139
SK Broadband Co., Ltd.			149,638,354	50.6		1,242,247		1,242,247
K-net Culture and Contents Venture Fund			295	59.0		28,857		28,857
2nd BMC Focus Investment Fund			200	66.7		19,782		19,782
Open Innovation Fund			450	98.9		44,938		44,938
PS&Marketing Corporation			46,000,000	100.0		213,934		213,934
Service Ace Co., Ltd.			4,385,400	100.0		21,927		21,927
Service Top Co., Ltd.			2,856,200	100.0		14,281		14,281
Network O&S Co., Ltd.			3,000,000	100.0		15,000		15,000
SK Telecom China Holdings Co., Ltd.			—	100.0		28,052		28,052
Sky Property Mgmt., Ltd.			22,980	60.0		264,850		264,850
SKT Vietnam PTE., Ltd.			180,476,700	73.3		26,264		26,264
SKT Americas, Inc.			109	100.0		59,167		59,167
YTK Investment Ltd.	(Note a	)	—	100.0		52,123		41,686
Atlas Investment	(Note b	)	—	100.0		16,151		—
SK Telecom Global Investment B.V			18,000	100.0		41,012		41,012

Total					(Won)	2,469,104	(Won)	2,442,516

(Note a)	For the six months ended June 30, 2011, the Company additionally invested (Won)10,437 million in YTK Investment Ltd.
(Note b)	For the six months ended June 30, 2011, the Company established in Atlas Investment and holds 100% ownership for the investee.

b. Investments in associates

Details of investments in associates as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

			June 30, 2011		Carrying amount
			Number of shares	Ownership percentage (%)	June 30, 2011		December 31, 2010
	Notes
SK Marketing & Company Co., Ltd.			5,000,000	50.0	(Won)	112,531	(Won)	112,531
SK China Company Ltd.			720,000	22.5		47,830		47,830
SK USA, Inc.			49	49.0		5,498		5,498
BMC Sector Limited Partnership IV			2,500	49.7		25,000		25,000
F&U Credit information Co., Ltd.			300,000	50.0		4,482		4,482
Michigan Global Cinema Fund			40	36.4		3,652		3,652
3rd Fund of Isu Entertainment	(Note a	)	—	—		—		1,636
Korea IT Fund	(Note b	)	190	63.3		220,957		220,957
JYP Entertainment Corporation	(Note c	)	—	—		—		2,903
BMC Digital Culture and Contents Venture Fund			50	19.9		4,912		4,912
Wave City Development Co., Ltd.			382,000	19.1		1,532		1,532
HanaSK Card Co., Ltd.			57,647,058	49.0		400,000		400,000
Daehan Kanggun BcN Co., Ltd.			1,461,486	29.0		7,272		7,272
Television Media Korea Ltd.			18,564,000	51.0		18,568		18,568
NanoEnTek, Inc.	(Note d	)	1,807,130	9.3		11,000		—
UNISK(Beijing) Information Technology Co., Ltd.			49	49.0		4,247		4,247
TR Entertainment			—	42.2		7,560		7,560
PT. Melon Indonesia			4,900,000	49.0		6,492		6,492
Packet One Network			979,474	27.2		119,856		119,856
SK Technology Innovation Company			—	49.0		28,146		28,146
LightSquared Inc.			3,387,916	3.3		72,096		72,096
SK Wyverns Baseball Club Co., Ltd. and other			—	—		47,409		46,709

Total					(Won)	1,149,040	(Won)	1,141,879

(Note a)	During the six months ended June 30, 2011, in accordance with the liquidation of 3rd Fund of Isu Entertainment, relevant all shares was disposed and recognized (Won)121 million as gain on disposal of investments in associates.
(Note b)	Under an agreement of Korea IT Fund, the Company has voting rights of 14.3%, as such does not have control over Korea IT Fund.
(Note c)	The investments in common stock of JYP Entertainment Corporation were all sold during the six months ended June 30, 2011 and recognized (Won)1,869 million as gain on disposal of Investments in associates.
(Note d)	For the six months ended June 30, 2011, the Company acquired 1,807,130 shares of NanoEnTek, Inc. Though the Company only holds 9.3% ownership of NanoEnTek, Inc., it has the ability to exercise significant influence on NanoEnTek, Inc., and as such entity is considered an equity method investee.

In accordance with the optional exemption of K-IFRS 1101, the carrying amount of investments in subsidiaries and associates, under previous GAAP (Korean GAAP), at the date of transition to K-IFRS, is used as the its deemed cost.

c. Market price of the listed securities

Details of market price of the equity securities as of June 30, 2011 are as follows (In millions of Korean won, except for market price per share):

	Market price per share (In Korean won)		Number of shares owned by the Company	Market price
SK Broadband Co., Ltd.	(Won)	4,045	149,638,354	(Won)	605,287
SK Communications Co., Ltd.		13,750	28,029,945		385,412
Loen Entertainment, Inc.		8,130	16,054,812		130,526

8. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Land	(Won)	405,227	(Won)	402,702
Buildings and structures		1,572,580		1,544,963
Machinery		14,854,972		14,354,988
Other		1,432,129		1,285,999
Construction in progress		792,774		376,896

Total		19,057,682		17,965,548
Less accumulated depreciation		(13,064,424)		(12,495,801)

Property and equipment, net	(Won)	5,993,258	(Won)	5,469,747

Details of changes in property and equipment for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended June 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	402,702	(Won)	2,109	((Won)	92)	(Won)	508	(Won)	—	(Won)	405,227
Buildings and structures		928,649		21,523		(53)		5,089		(35,106)		920,102
Machinery		3,240,001		17,059		(1,211)		605,630		(623,584)		3,237,895
Other		521,499		609,904		(991)		(454,069)		(39,084)		637,259
Construction in progress		376,896		642,601		(4,922)		(221,800)		—		792,775

Total	(Won)	5,469,747	(Won)	1,293,196	((Won)	7,269)	((Won)	64,642)	((Won)	697,774)	(Won)	5,993,258

	For the six months ended June 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	405,418	(Won)	104	((Won)	6,919)	(Won)	2,186	(Won)	—	(Won)	400,789
Buildings and structures		979,833		85		(1,231)		5,495		(35,486)		948,696
Machinery		3,170,336		6,361		(4,122)		156,125		(554,344)		2,774,356
Other		330,726		251,383		(1,198)		(152,166)		(34,677)		394,068
Construction in progress		336,834		206,225		(58)		(90,872)		—		452,129

Total	(Won)	5,223,147	(Won)	464,158	((Won)	13,528)	((Won)	79,232)	((Won)	624,507)	(Won)	4,970,038

9. INVESTMENT PROPERTY

Investment property as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Land	(Won)	9,001	(Won)	9,508
Buildings		44,251		46,467

Total		53,252		55,975
Less accumulated depreciation		(21,685)		(21,176)

Investment property, net	(Won)	31,567	(Won)	34,799

Details of changes in investment property for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended June 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	9,508	(Won)	—	(Won)	—	((Won)	507)	(Won)	—	(Won)	9,001
Buildings		25,291		—		—		(1,086)		(1,639)		22,566

Total	(Won)	34,799	(Won)	—	(Won)	—	((Won)	1,593)	((Won)	1,639)	(Won)	31,567

	For the six months ended June 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	11,314	(Won)	—	(Won)	—	((Won)	2,186)	(Won)	—	(Won)	9,128
Buildings		31,294		—		—		(5,268)		(1,264)		24,762

Total	(Won)	42,608	(Won)	—	(Won)	—	((Won)	7,454)	((Won)	1,264)	(Won)	33,890

Details of fair value of investment property as of June 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	June 30, 2011		December 31, 2010
Land	(Won)	51,732	(Won)	54,647
Buildings		21,942		22,900

Total	(Won)	73,674	(Won)	77,547

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

10. GOODWILL

Details of goodwill as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236
Other goodwill		2,186		2,186

	(Won)	1,308,422	(Won)	1,308,422

11. INTANGIBLE ASSETS

Details of changes in intangible assets for the six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the six months ended June 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance
Frequency use rights	(Won)	709,043	(Won)	—	(Won)	—	((Won)	470)	((Won)	66,421)	(Won)	642,152
Land use right		11,130		2,547		(98)		—		(1,979)		11,600
Industrial right		14,748		843		—		322		(1,713)		14,200
Software development costs		4,898		—		—		—		(1,813)		3,085
Membership (Note a)		90,108		2,981		(2,383)		—		—		90,706
Other (Note b)		595,042		9,215		(71)		66,930		(144,412)		526,704

Total	(Won)	1,424,969	(Won)	15,586	((Won)	2,552)	(Won)	66,782	((Won)	216,338)	(Won)	1,288,447

	For the six months ended June 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance
Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	—	((Won)	58,266)	(Won)	668,973
Land use right		11,732		850		—		—		(1,662)		10,920
Industrial right		14,948		1,852		—		—		(1,938)		14,862
Software development costs		12,528		—		—		—		(2,612)		9,916
Membership (Note a)		89,777		—		(21)		—		—		89,756
Other (Note b)		591,067		3,724		(4,469)		85,451		(132,936)		542,837

Total	(Won)	1,447,291	(Won)	6,426	((Won)	4,490)	(Won)	85,451	((Won)	197,414)	(Won)	1,337,264

(Note a)	Memberships which are classified as intangible assets with indefinite useful life and is not amortized.
(Note b)	Other intangible assets consist of computer software and usable and profitable donation assets.

The book value and residual useful lives of major intangible assets as of June 30, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives
IMT license	(Won)	533,504	Frequency use rights relating to W-CDMA service	(note a)
W-CDMA license		89,710	Frequency use rights relating to W-CDMA service	(note b)
WiBro license		15,388	WiBro service	(note c)
DMB license		3,551	DMB service	5 years

(note a)	The Company purchased the W-CDMA license from KCC on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(note b)	The Company purchased an the additional W-CDMA license from KCC on May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(note c)	The Company purchased a WiBro license from KCC on March 30, 2005. The license period is for 7 years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life.

12. BONDS PAYABLE

Bonds payable as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Maturity	Annual Interest rate (%)	June 30, 2011		December 31, 2010
Domestic general bonds	2011	3.0	(Won)	200,000	(Won)	200,000
”	2013	4.0~6.92		450,000		450,000
”	2014	5.0		200,000		200,000
”	2015	5.0		200,000		200,000
”	2016	5.0~5.92		470,000		470,000
”	2018	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670
Dollar denominated bonds (US$400,000)	2027	6.63		431,240		455,560
Yen denominated bonds (JPY 15,500,000) (note a)	2012	3 M Euro Yen LIBOR+0.55~2.5		207,032		216,547

Yen denominated bonds (JPY 5,000,000) (note a)	2012	3 M Euro Yen TIBOR+2.5		66,785		69,854

Floating rate notes (US$ 220,000) (note a)	2012	3 M LIBOR+3.15		237,182		250,558
Convertible bonds (US$ 332,528) (note b,c)	2014	1.75		428,406		461,655

Sub total				3,090,645		3,515,844
Less discounts on bonds				(36,641)		(42,424)

Net				3,054,004		3,473,420
Less portion due within one year				(970,151)		(539,607)

Long-term portion			(Won)	2,083,853	(Won)	2,933,813

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate and the 3-month LIBOR rate as of June 30, 2011 are 0.20%, 0.33% and 0.25%, respectively.
(note b)	The convertible bonds are classified as financial liabilities as FVTPL in current portion of long-term debt as the bond holders can redeem their notes at April 7, 2012.
(note c)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with conversion price of (Won)230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of June 30, 2011 is 2,177,389 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011, the Conversion price has changed from (Won)220,000 to (Won)211,271 and the number of common shares that can be converted changed from 2,090,996 shares to 2,177,389 shares due to the payment of periodic dividends. During the six months ended June 30, 2011, no conversion was made.

13. BORROWINGS

a. Long-term borrowings

Long-term borrowings as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

Lender	Maturity	Annual interest rate (%) (note b)	June 30, 2011		December 31, 2010
Korea Development Bank (Note a)	2011	91 days CD yield + 1.02	(Won)	—	(Won)	100,000
Citibank (Note a)	2011	91 days CD yield + 1.20	(Won)	—	(Won)	100,000
Nonghyup	2011	91 days CD yield + 1.30	(Won)	100,000	(Won)	100,000
Hana Bank (Note a)	2011	91 days CD yield + 1.50	(Won)	—	(Won)	150,000
Nonghyup	2011	91 days CD yield + 1.50	(Won)	50,000	(Won)	50,000
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000
Bank of China	”	”	US$	20,000	US$	20,000
DBS Bank	”	”	US$	25,000	US$	25,000
SMBC	”	”	US$	25,000	US$	25,000

Total			(Won)	150,000	(Won)	500,000
			US$	100,000	US$	100,000

Equivalent in Korean won			(Won)	257,810	(Won)	613,890
Less portion due within one year				(150,000)		(500,000)

Long-term portion			(Won)	107,810	(Won)	113,890

(Note a)	Borrowings were early repaid during the first half of 2011.
(Note b)	As of June 30, 2011, the 91-days CD yield rate is 3.57% and the 6-month Libor rate is 0.40%

14. PROVISON

Details of change in the provisions for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended June 30, 2011								As of June 30, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current
Provision for handset subsidy	(Won)	732,042	(Won)	470,236	((Won)	427,514)	(Won)	774,764	(Won)	657,820	(Won)	116,944
Provision for point program		266		—		(225)		41		41		—
Provision for restoration		27,740		1,872		—		29,612		—		29,612

Total	(Won)	760,048	(Won)	472,108	((Won)	427,739)	(Won)	804,417	(Won)	657,861	(Won)	146,556

	For the six months ended June 30, 2010								As of June 30, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current
Provision for handset subsidy	(Won)	609,733	(Won)	550,304	((Won)	388,318)	(Won)	771,719	(Won)	668,362	(Won)	103,357
Provision for point program		807		—		(95)		712		381		331
Provision for restoration		22,642		607		—		23,249		—		23,249

Total	(Won)	633,182	(Won)	550,911	((Won)	388,413)	(Won)	795,680	(Won)	668,743	(Won)	126,937

The Company, for its marketing purposes, grants Point Box Mileage to its subscribers based on their usage of the Company’s services. Points’ provision is provided based on the historical usage experience and the Company’s marketing policy.

Also, the Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis. Such provision is recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage and subsidies payment duration since the period end date.

15. RETIREMENT BENEFIT OBLIGATION

g.	Details of retirement benefit obligation as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Present value of defined benefit obligation	(Won)	116,174	(Won)	105,966
Fair value of plan assets		(79,276)		(84,584)

Total	(Won)	36,898	(Won)	21,382

h.	Principal actuarial assumptions as of June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011	December 31, 2010
Discount rate for defined benefit obligations	5.49%	6.10%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.74%	4.71%
Expected rate of salary increase	5.62%	5.87%

i.	Changes in defined benefit obligations for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Beginning balance	(Won)	105,966	(Won)	87,102
Current service cost		15,085		13,989
Interest cost		2,910		2,747
Actuarial gain or loss		4,989		447
Benefit paid		(12,996)		(8,171)
Others		220		717

Ending balance	(Won)	116,174	(Won)	96,831

j.	Changes in plan assets for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Beginning balance	(Won)	84,584	(Won)	66,489
Expected return on plan assets		1,911		1,478
Actuarial gain or loss		(631)		(660)
Benefit payment		(6,588)		(3,444)
Others		—		383

Ending balance	(Won)	79,276	(Won)	64,246

k.	Expenses recognized in profit and loss for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won)

	For the six months ended
	June 30, 2011		June 30, 2010
Current service cost	(Won)	15,085	(Won)	13,989
Interest cost		2,910		2,747
Expected return on plan assets		(1,911)		(1,478)

Total	(Won)	16,084	(Won)	15,258

These expenses are recognized as labor cost, research and development expense in the period as profit or loss and construction in progress.

l.	Details of plan assets as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Equity instruments	(Won)	570	(Won)	21,687
Debt instruments		51,482		49,465
Others		27,224		13,432

Total	(Won)	79,276	(Won)	84,584

Actual return on plan assets for the six months ended June 30, 2011 and 2010 is (Won)1,280 million and (Won)818 million, respectively.

16. SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of June 30, 2011 and December 31, 2010 are as follows(in millions of Korean won, except for share data):

	June 30, 2011		December 31, 2010
Authorized shares		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711
Share capital
Common stock	(Won)	44,639	(Won)	44,639
Share premium :
Paid-in surplus		2,915,887		2,915,887
Treasury stock		(2,202,439)		(2,202,439)
Loss on disposal of treasury stock		(15,875)		(15,875)
Others		(722,216)		(722,216)

Sub-total	((Won)	24,643)	((Won)	24,643)

There are no changes in share capital for the six months ended June 30, 2011 and for the year ended December 31, 2010.

(Note)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding number of shares has decreased without change in the share capital.

17. TREASURY STOCK

Through 2008, the Company acquired 8,707,696 shares of treasury stock in the open market for (Won)2,055,620 million for providing stock dividends, to purchase odd-lot stocks remaining from new stocks issuance, merger with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and for stock price stabilization purpose.

On January 9, 2009, in accordance with the resolution of Board of Directors on October 23, 2008, the Company acquired 141,012 shares of treasury stock for (Won)28,939 million and concurrently retired 448,000 treasury shares which it accumulated to date, with the Company’s retained earnings, for (Won)92,476 million. As a result of these transactions, retained earnings decreased by (Won)92,476 million.

On December 15, 2009, the Company acquired 4 shares of treasury stock for (Won)1 million by acquisition request of odd lot stock, due to the merger with Shinsegi Telecom, Inc.

While from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million in accordance with a resolution of the Board of Directors on July 22, 2010.

As a result of aforementioned treasury stock transactions, as of June 30, 2011 and December 31, 2010, the Company has, 9,650,712 shares of treasury stock, at (Won)2,202,439 million.

18. RETAINED EARNINGS

Retained earnings as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Appropriated :
Legal reserve	(Won)	22,320	(Won)	22,320
Reserve for research and manpower development		535,595		658,928
Reserve for business expansion		8,009,138		7,519,138
Reserve for technology development		1,524,000		1,150,000

Sub-total		10,091,053		9,350,386
Unappropriated		1,165,543		1,473,970

Total	(Won)	11,256,596	(Won)	10,824,356

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

b. Reserve for research and manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

19. RESERVES

Details of reserves as of June 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	June 30, 2011		December 31, 2010
Net change in fair value of available-for-sale financial assets	(Won)	622,341	(Won)	803,075
Loss on valuation of derivatives		(60,242)		(66,469)

Total	(Won)	562,099	(Won)	736,606

Details of change in reserves for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for-sale financial assets		Loss on valuation of derivatives		Total
Balance, January 1, 2011	(Won)	803,075	((Won)	66,469)	(Won)	736,606
Changes		(235,014)		8,728		(226,286)
Tax effect		54,280		(2,501)		51,779

Balance, June 30, 2011	(Won)	622,341	((Won)	60,242)	(Won)	562,099

Balance, January 1, 2010	(Won)	1,003,145	((Won)	4,417)	(Won)	998,728
Changes		(177,484)		1,772		(175,712)
Tax effect		34,978		(522)		34,456

Balance, June 30, 2010	(Won)	860,639	((Won)	3,167)	(Won)	857,472

Details of change in fair value of available-for-sale financial assets for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011					June 30, 2010
	Before tax		Tax effect	After tax		Before tax		Tax effect	After tax
Beginning balance	(Won)	1,032,888	((Won)229,813)	(Won)	803,075	(Won)	1,288,839	((Won)285,694)	(Won)	1,003,145
Recognized in other comprehensive income during the period		(97,445)	21,589		(75,856)		(177,484)	34,978		(142,506)
Reclassified from equity to profit or loss for the period		(137,569)	32,691		(104,878)		—	—		—

Ending balance	(Won)	797,874	((Won)175,533)	(Won)	622,341	(Won)	1,111,355	((Won)250,716)	(Won)	860,639

20. OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Other operating income :
Gain on disposal of property and equipment and intangible assets (Note)	(Won)	741	(Won)	856	(Won)	1,351	(Won)	7,461
Other (Note)		4,174		5,642		—		1,825

	(Won)	4,915	(Won)	6,498	(Won)	1,351	(Won)	9,286

Other operating expenses :
Communication expenses	(Won)	13,730	(Won)	27,411	(Won)	13,668	(Won)	27,436
Utilities		28,782		56,552		27,218		53,381
Taxes and dues		6,061		13,482		5,775		11,003
Repair		52,333		94,247		40,866		77,288
Research and development		58,031		115,767		54,627		115,973
Training		5,010		9,214		4,818		8,513
Bad debt		9,032		20,560		11,712		27,633
Travels		5,328		9,344		5,187		8,896
Supplies and other		9,811		18,178		9,413		17,330
Loss on disposal of property and equipment and intangible assets (Note)		6,789		7,355		2,305		4,965
Donations (Note)		21,315		44,595		34,536		76,974
Other bad debt (Note)		—		2,910		912		1,106
Other (Note)		1,813		5,195		2,032		5,507

	(Won)	218,035	(Won)	424,810	(Won)	213,069	(Won)	436,005

(Note)	Under Korean GAAP, these were classified as other non-operating income and expenses. While, under K-IFRS, these are classified as other operating income and expenses.

21. FINANCE INCOME AND COSTS

Details of finance income and costs for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Finance income :
Interest income	(Won)	35,306	(Won)	78,321	(Won)	54,901	(Won)	110,543
Dividends		—		26,472		496		29,699
Gain on foreign currency transactions		1,187		2,422		1,891		3,138
Gain on foreign currency translation		4,644		13,352		193		9,609
Gain on valuation of short-term investment securities		—		1,150		—		—
Gain on disposal of long-term investment securities		—		158,495		13,966		13,966
Gain on valuation of derivatives		825		2,088		—		—
Gain on valuation of financial liability at FVTPL		22,056		33,249		—		—

		64,018		315,549		71,447		166,955

Finance costs :
Interest expenses		44,827		99,910		69,085		138,929
Loss on valuation of short-term investment securities		—		—		2,403		5,999
Loss on foreign currency transactions		660		2,867		2,046		3,650
Loss on foreign currency translation		145		318		22,896		9,867
Loss on disposal of long-term investment securities		2		2		—		1
Loss on valuation of derivatives		—		—		989		21,065
Loss on transactions of derivatives		2,005		5,136		—		—
Loss on valuation of financial liability at FVTPL		—		—		—		1,691

	(Won)	47,639	(Won)	108,233	(Won)	97,419	(Won)	181,202

Details of interest income included in finance income for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Interest income on cash equivalents and deposits	(Won)	9,916	(Won)	20,007	(Won)	8,015	(Won)	15,913
Interest income on installment receivables and other interest income		25,390		58,314		46,886		94,630

	(Won)	35,306	(Won)	78,321	(Won)	54,901	(Won)	110,543

Details of interest expenses included in finance costs for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Interest expense on bank overdrafts and borrowings	(Won)	7,059	(Won)	16,787	(Won)	16,578	(Won)	29,081
Interest on bonds		36,840		78,268		47,988		99,262
Other interest expenses		928		4,855		4,519		10,586

	(Won)	44,827	(Won)	99,910	(Won)	69,085	(Won)	138,929

Details of income and costs by type of financial assets or financial liabilities; exclusive of the effects of bad debt expense on trade receivables, loans and other receivables, which is disclosed note 5 for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011								2010
	Financial income				Financial costs				Financial income				Financial costs
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Financial assets:
Financial assets designated as at FVTPL	(Won)	—	(Won)	1,150	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	2,403	(Won)	23,527
Available-for-sale financial assets		1,076		187,253		2		2		15,633		46,378		—		1
Loans and receivables		33,791		78,458		779		3,141		55,814		111,161		1,004		3,702

Sub-total		34,867		266,861		781		3,143		71,447		157,539		3,407		27,230

Financial liabilities:
Financial liabilities designated as at FVTPL		22,881		35,337		—		—		—		—		989		5,229
Financial liabilities at amortized cost		6,270		13,351		44,853		99,954		—		9,416		93,023		148,743
Derivatives designated as hedging instruments		—		—		2,005		5,136		—		—		—		—

Sub-total		29,151		48,688		46,858		105,090		—		9,416		94,012		153,972

Total	(Won)	64,018	(Won)	315,549	(Won)	47,639	(Won)	108,233	(Won)	71,447	(Won)	166,955	(Won)	97,419	(Won)	181,202

Details of impairment losses for each class of financial assets for the three months and six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended June, 30		Six months ended June, 30		Three months ended June, 30		Six months ended June, 30
Bad debt	(Won)	9,032	(Won)	20,560	(Won)	11,712	(Won)	27,633
Other bad debt		—		2,910		912		1,106

	(Won)	9,032	(Won)	23,470	(Won)	12,624	(Won)	28,739

22. NET INCOME PER SHARE

Net income per share for the three months and six months ended June 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010
Net income	(Won)	474,387	(Won)	461,885	(Won)	1,035,058	(Won)	875,000
Weighted average number of common shares outstanding		71,094,999		72,344,999		71,094,999		72,344,999

Net income per share (in Korean won)	(Won)	6,673	(Won)	6,384	(Won)	14,559	(Won)	12,094

Net income per for the three months ended March 31, 2011 and 2010 is (Won)7,886 and (Won)5,710, respectively.

The weighted average number of common shares outstanding for the three months and six months ended June 30, 2011 and 2010 are calculated as follows:

2011

	Number of shares	Weighted number of days	Weighted number of shares
For the three months ended June 30, 2011
Outstanding common stocks at April 1, 2011	80,745,711	91 / 91	80,745,711
Treasury stocks at April 1, 2011	(9,650,712)	91 / 91	(9,650,712)

Total	71,094,999		71,094,999

For the six months ended June 30, 2011
Outstanding common stocks at January 1, 2011	80,745,711	181 / 181	80,745,711
Treasury stocks at January 1, 2011	(9,650,712)	181 / 181	(9,650,712)

Total	71,094,999		71,094,999

2010
	Number of shares	Weighted number of days	Weighted number of shares
For the three months ended June 30, 2010
Outstanding common stocks at April 1, 2010	80,745,711	91 / 91	80,745,711
Treasury stocks at April 1, 2010	(8,400,712)	91 / 91	(8,400,712)

Total	72,344,999		72,344,999

For the six months ended June 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	181 / 181	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	181 / 181	(8,400,712)

Total	72,344,999		72,344,999

Diluted net income per share amounts for the three months and six months ended June 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010
Adjusted net income	(Won)	475,527	(Won)	462,914	(Won)	1,037,191	(Won)	877,463
Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054		73,272,388		74,423,054

Diluted net income per share (in Korean won)	(Won)	6,490	(Won)	6,220	(Won)	14,155	(Won)	11,790

Diluted net income per share for the three months ended June 30, 2011 and 2010 is (Won)7,665 and (Won)5,570, respectively.

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months and six months ended June 30, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010
Net income and ordinary income	(Won)	474,387	(Won)	461,885	(Won)	1,035,058	(Won)	875,000
Effect of convertible bonds (Note)		1,140		1,029		2,133		2,463

Adjusted net income and ordinary income	(Won)	475,527	(Won)	462,914	(Won)	1,037,191	(Won)	877,463

Weighted average number of common shares outstanding		71,094,999		72,344,999		71,094,999		72,344,999
Effect of exchangeable bonds (Note)		2,177,389		2,078,055		2,177,389		2,078,055

Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054		73,272,388		74,423,054

(Note)	Assuming the conversion of the convertible bonds occurred at the beginning of the period, related interest expense would not have been incurred, resulting in an increase in net income and an increase in the weighted average number of common shares outstanding would have occurred.

23. TRANSACTIONS WITH RELATED PARTIES

As of June 30, 2011, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Telink Co., Ltd.	83.5	Telecommunication service
”	SK Communications Co., Ltd.	64.7	Internet website services
”	PAXNet Co., Ltd.	59.7	Internet website services
”	Loen Entertainment, Inc.	63.5	Release of music disc
”	Stonebridge Cinema Fund	45.6	Investment association
”	Ntreev Soft Co., Ltd.	63.7	Game software production
”	SK i-media Co., Ltd.	100.0 (Note c)	Game software production
”	Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
”	SK Broadband Co., Ltd.	50.6	Telecommunication service
”	Broadband D&M Co., Ltd.	100.0 (Note c)	Telecommunication service
”	Broadband Media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
”	Broadband CS Co., Ltd.	100.0 (Note c)	Customer Q&A and Service
”	K-net Culture and Contents Venture Fund	59.0	Investment association
”	2nd BMC Focus Investment Fund	66.7	Investment association
”	Open Innovation Fund	98.9	Investment association
”	PS&Marketing Corporation	100.0	Communications device retail business
”	Service Ace Co., Ltd.	100.0	Customer center management service
”	Service Top Co., Ltd.	100.0	Customer center management service
”	Network O&S Co., Ltd.	100.0	Base station maintenance service
”	BNCP Co.,Ltd.	100.0 (Note c)	Internet website services
”	Service-In Co.,Ltd.	100.0 (Note c)	Database & on-line information service
”	SK Telecom China Holdings Co., Ltd.	100.0	Equity investment (Holding company)
”	Sky Property Mgmt., Ltd.	60.0	Real estate investment
”	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Note c)	Manufacturing
”	SK China Real Estate Co.,Limited	99.4	Real estate investment
”	SKT Vietnam PTE., Ltd.	73.3	Telecommunication service
”	SKT Americas, Inc.	100.0	Information gathering and consulting
”	Technology Venture Fund, LP	100.0 (Note c)	Research & Development
”	YTK Investment Ltd	100.0	Investment association
”	Technology Innovation Partners, LP	100.0 (Note c)	Investment association
”	Atlas Investment	100.0	Investment association
”	SK Telecom Global Investment B.V	100.0	Investment association

(Note a)	The ownership percentage represents ultimate parent Company’s ownership over the parent company.
(Note b)	The ownership percentage represents parent company’s ownership over the Company.
(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

a. Transactions and balances with related parties

Significant related party transactions for the three months and six months ended June 30, 2011 and 2010, and account balances as of June 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

a-(1) Transactions

	For three months ended June 30, 2011						For six months ended June 30, 2011
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	56,608	(Won)	71,043	(Won)	655	(Won)	82,184	(Won)	133,727	(Won)	1,979
Parent Company:
SK Holdings Co., Ltd.		—		6,631		289		—		12,887		364
Subsidiaries:
SK Telink Co., Ltd.		—		26,983		16,017		—		52,096		34,279
SK Communications Co., Ltd.		—		8,830		1,744		—		11,084		3,863
Loen Entertainment, Inc.		—		10,905		1,545		—		20,743		2,496
Ntreev Soft Co., Ltd.		—		—		4,368		—		—		7,364
Commerce Planet Co., Ltd.		46		36,660		12,623		46		78,660		15,006
SK Broadband Co., Ltd.		12,296		69,722		23,764		12,296		121,187		43,725
PS&Marketing Corporation		—		49,951		669		—		113,418		1,291
Service Ace Co., Ltd.		—		28,940		2,007		—		57,111		4,784
Service Top Co., Ltd.		—		27,230		2,096		—		54,677		3,708
Network O&S Co., Ltd.		7,066		32,596		427		7,066		51,475		994
SK Telecom China Holdings Co., Ltd.		—		7,066		—		—		11,586		—
SKT Americas, Inc.		—		5,802		—		—		9,110		—
Others		—		355		88		—		605		132
Associates:
SK Marketing & Company Co., Ltd.		2,183		25,415		1,561		2,183		52,798		3,743
F&U Credit Information Co., Ltd.		—		10,994		327		—		20,737		710
SK Wyverns Baseball Club Co., Ltd.		—		1,200		—		—		10,994		12
HanaSK Card Co., Ltd.		9		79,731		16,201		10		124,045		33,995
Others		29		5,109		—		29		9,272		1
Others :
SK Energy Co.,Ltd.		—		14		336		—		25		487
SK MNS Co., Ltd.		—		3,601		1,265		—		5,970		1,269
SK Engineering & Construction Co., Ltd.		51,841		3,090		447		59,864		3,173		1,398
SK Telesys Co., Ltd.		70,399		2,920		19,187		79,417		5,177		56,395
SK Networks Co., Ltd.		2,747		81,323		3,433		2,914		167,569		7,566
MRO Korea Co., Ltd.		1,893		1,615		—		2,059		2,203		3
SK Networks Service Co., Ltd.		—		12,358		—		—		15,525		79
Others		989		2,473		1,467		1,260		26,098		2,956

Total	(Won)	206,106	(Won)	612,557	(Won)	110,516	(Won)	249,328	(Won)	1,171,952	(Won)	228,599

	For three months ended June 30, 2010						For six months ended June 30, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	23,759	(Won)	60,833	(Won)	1,649	(Won)	29,915	(Won)	119,624	(Won)	4,958
Parent Company:
SK Holdings Co., Ltd.		70		6,425		295		70		12,327		390
Subsidiaries:
SK Telink Co., Ltd.		—		28,872		16,707		—		56,572		33,850
SK Communications Co., Ltd.		229		2,177		2,588		229		5,041		5,342
Loen Entertainment, Inc.		—		9,239		792		—		16,838		1,858
Ntreev Soft Co., Ltd.		—		2,269		3		—		2,479		4
Commerce Planet Co., Ltd.		2,240		26,044		2,433		3,426		49,514		3,921
SK Broadband Co., Ltd.		—		30,808		15,051		—		59,424		31,334
PS&Marketing Corporation		1		80,535		476		1		161,799		995
SK Telecom China Holdings Co., Ltd.		—		—		—		—		5,271		—
SKT Americas, Inc.		—		—		—		—		3,200		—
Others		—		4,003		325		—		9,293		750
Associates:
SK Marketing & Company Co., Ltd.		2,009		59,299		1,464		2,009		83,516		2,974
F&U Credit Information Co., Ltd.		—		12,228		551		—		20,562		1,091
SK Wyverns Baseball Club Co., Ltd.		—		1,900		12		—		8,400		35
Others		—		2,411		—		—		4,832		—
Others :
SK Energy Co.,Ltd.		—		218		1,428		—		437		2,175
SK MNS Co., Ltd.		640		1,284		30		640		4,434		141
SK Engineering & Construction Co., Ltd.		27,735		1,119		494		27,736		1,119		3,856
SK Telesys Co., Ltd.		68,473		2,240		246		86,870		2,454		803
SK Networks Co., Ltd.		506		117,925		4,913		523		238,533		8,636
MRO Korea Co., Ltd.		2,406		632		11		3,881		1,254		24
SK Networks Service Co., Ltd.		—		8,866		70		—		11,377		135
Others		1,083		510		877		1,084		1,332		2,093

Total	(Won)	129,151	(Won)	459,837	(Won)	50,415	(Won)	156,384	(Won)	879,632	(Won)	105,365

a-(2) Account balances

	As of June 30, 2011
	Accounts receivable		Short-term loans		Long-term loans		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	1,245	(Won)	—	(Won)	—	(Won)	—	(Won)	78,068	(Won)	197
Parent Company:
SK Holdings Co., Ltd.		66		—		—		—		—		—
Subsidiaries:
SK Telink Co., Ltd.		3,916		—		—		—		9,846		3,196
SK Communications Co., Ltd.		1,511		—		—		—		9,413		5,524
Loen Entertainment, Inc.		499		—		—		—		3,737		—
Ntreev Soft Co., Ltd.		7,999		—		—		—		—		—
Commerce Planet Co., Ltd.		5,345		—		—		—		13,665		—
SK Broadband Co., Ltd.		954		—		—		1,151		24,932		40,388
PS&Marketing Corporation		—		—		—		—		32,242		6,035
Service Ace Co., Ltd.		767		—		—		—		10,363		4,001
Service Top Co., Ltd.		536		—		—		—		11,286		3,367
Network O&S Co., Ltd.		176		—		—		—		2,707		170
SKT Vietnam PTE., Ltd.		3,541		—		—		—		—		—
Others		16		—		—		—		320		150
Associates:
SK Marketing & Company Co., Ltd.		2,799		—		—		—		12,382		—
F&U Credit Information Co., Ltd.		47		—		—		—		3,710		—
Wave City Development Co., Ltd.		38,412		—		—		—		—		—
HanaSK Card Co., Ltd.		8,978		—		—		—		573		—
Daehan Kanggun BcN Co., Ltd.		—		—		30,695		—		—		—
Others		5		575		1,832		—		—		—
Others :
SK MNS Co., Ltd.		1,462		—		—		—		1,559		—
SK Engineering & Construction Co., Ltd.		329		—		—		—		2,408		82
SK Telesys Co., Ltd.		1,311		—		—		—		28,053		—
SK Networks Co., Ltd.		973		—		—		5,513		22,467		695
MRO Korea Co., Ltd.		2		—		—		—		1,690		—
Others		760		—		—		91		10,970		—

Total	(Won)	81,649	(Won)	575	(Won)	32,527	(Won)	6,755	(Won)	280,391	(Won)	63,805

	As of December 31, 2010
	Accounts receivable		Short-term loans		Long-term loans		Guarantee deposits		Accounts payable		Guarantee deposits received
Ultimate parent company:
SK C&C Co., Ltd.	(Won)	843	(Won)	—	(Won)	—	(Won)	—	(Won)	163,154	(Won)	197
Parent Company:
SK Holdings Co., Ltd.		524		—		—		—		—		—
Subsidiaries:
SK Telink Co., Ltd.		4,573		—		—		—		9,086		3,439
SK Communications Co., Ltd.		2,239		—		—		—		8,706		5,524
Loen Entertainment, Inc.		665		—		—		—		4,058		—
Ntreev Soft Co., Ltd.		6,622		—		—		—		75		—
Commerce Planet Co., Ltd.		10,927		—		—		—		19,359		—
SK Broadband Co., Ltd.		3,373		—		—		1,151		63,917		39,462
PS&Marketing Corporation		1,085		—		—		—		27,133		5,913
Service Ace Co., Ltd.		164		—		—		—		10,078		3,890
Service Top Co., Ltd.		542		—		—		—		9,672		3,367
Network O&S Co., Ltd.		184		—		—		—		10,627		170
SK Telecom China Co., Ltd.		—		—		—		—		6,984		—
SKT Vietnam PTE., Ltd.		4,205		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		7,830		—
Others		224		—		—		—		911		150
Associates:
SK Marketing & Company Co., Ltd.		3,382		—		—		—		32,304		—
F&U Credit Information Co., Ltd.		47		—		—		—		7,002		—
Wave City Development Co., Ltd.		38,412		—		—		—		—		—
HanaSK Card Co., Ltd.		8,478		—		—		—		19,948		—
Daehan Kanggun BcN Co., Ltd.		—		—		30,224		—		—		—
Others		9		575		1,831		—		1,826		—
Others :
SK MNS Co., Ltd.		1,591		—		—		—		3,998		—
SK Engineering & Construction Co., Ltd.		1,171		—		—		—		16,148		82
SK Telesys Co., Ltd.		14,197		—		—		—		30,037		—
SK Networks Co., Ltd.		2,911		—		—		5,512		32,734		489
MRO Korea Co., Ltd.		5		—		—		—		1,408		—
Others		1,986		—		—		96		6,255		70

Total	(Won)	108,359	(Won)	575	(Won)	32,055	(Won)	6,759	(Won)	493,250	(Won)	62,753

b. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three months and six months ended June 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended June 30, 2011						For the six months ended June 30, 2011
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total
Eight(8) Registered directors (including outside directors)	(Won)	1,676	(Won)	107	(Won)	1,783	(Won)	8,832	(Won)	623	(Won)	9,455

	For the three months ended June 30, 2010						For the six months ended June 30, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total
Eight(8) Registered directors (including outside directors)	(Won)	329	(Won)	69	(Won)	398	(Won)	2,293	(Won)	443	(Won)	2,736

24. DERIVATIVE INSTRUMENTS

a. Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)4,139 million (net of tax effect totaling (Won)726 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)13,010 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,740 million (net of tax effect totaling (Won)1,036 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)62,916 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,357 million (net of tax effect totaling (Won)665 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)6,059 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of June 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)925 million (net of tax effect totaling (Won)261 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)11,825 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of June 30, 2011, in connection with unsettle foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)60,899 million (excluding tax effect totaling (Won)17,177 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)25,846 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations.

b. Interest rate swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling (Won)500,000 million borrowed on July 28, 2008 between August 12, 2011. As of June 30, 2011, in connection with unsettled interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)226 million (net of tax effect totaling (Won)72 million) is accounted for as accumulated other comprehensive loss.

c. Interest rate swap contract which no hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of (Won)2,088 million and loss on valuation of interest swap of (Won)2,816 million for the six months ended June 30, 2011 and 2010, respectively, are charged to current operations.

As of June 30, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (in thousands of U.S. dollars, Japanese yen and millions of Korean won):

Type	Hedged item	Amount		Duration of Contract	Fair value
					Designated as Cash Flow Hedge		Not Designated		Total
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013	(Won)	8,145	(Won)	—	(Won)	8,145
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		25,884		—		25,884
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		63,620		—		63,620

Total assets					(Won)	97,649	(Won)	—	(Won)	97,649

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012	(Won)	3,037	(Won)	—	(Won)	3,037
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012		10,639		—		10,639
Floating-to-fixed Interest rate swap	Long-term borrowings	(Won)	150,000	Jul. 28, 2008 ~ Aug. 12, 2011		298		—		298
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr.29, 2012		—		2,955		2,955

Total liabilities					(Won)	13,974	(Won)	2,955	(Won)	16,929

25. SEPERATE STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the six months ended
	June 30, 2011		June 30, 2010
Gain on disposal of property, equipment and intangible assets	((Won)	856)	((Won)	7,461)
Interest income		(78,321)		(110,543)
Dividend income		(26,472)		(29,699)
Gain on foreign exchange translation		(13,352)		(9,609)
Gain on valuation of short-term investment securities		(1,150)		—
Gain on disposal of long term investments assets		(158,495)		(13,966)
Gain on valuation of derivatives		(2,088)		—
Gain on valuation of financial liabilities at FVTPL		(33,249)		—
Gain on disposal of investments in associates		(1,990)		—
Other income		(2,490)		(1,406)
Interest expenses		99,910		138,929
Loss on valuation of short-term investment securities		—		5,999
Loss on foreign exchange translation		318		9,867
Loss on disposal of long term investments assets		2		1
Loss on valuation of derivatives		—		21,065
Loss on transaction of derivatives		5,136		—
Loss on valuation of financial liabilities at FVTPL		—		1,691
Income tax expense		403,267		271,326
Provision for retirement benefits		15,467		15,258
Depreciation and amortization		915,751		823,185
Bad debt expenses		20,560		27,633
Loss on disposal of property, equipment and intangible assets		7,355		4,965
Other bad debt expenses		2,910		1,106
Other expenses		1,955		9,276

	(Won)	1,154,168	(Won)	1,157,617

Changes in assets and liabilities from operating activities for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	June 30, 2011		June 30, 2010
Accounts receivable - trade	(Won)	89,221	(Won)	175,842
Accounts receivable - other		804,399		(264,313)
Advance payments		43,451		4,458
Prepaid expenses		44,937		(4,517)
Inventories		(5,255)		7,332
Other current assets		235		(7,660)
Long-term accounts receivables - other		461,495		(104,816)
Accounts payable - other		(373,898)		(41,208)
Advanced receipts		8,782		15,154
Withholdings		120,613		184,183
Accrued expenses		27,339		89,250
Unearned revenue		(27,286)		(15,857)
Retirement benefit payment		(12,996)		(8,171)
Plan assets		6,588		3,444
Other non-current liabilities		(1,675)		33,792

	(Won)	1,185,950	(Won)	66,913

Significant non-cash transactions for the six months ended June 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	June 30, 2011		June 30, 2010
Transfer construction is progress to of property and equipment	(Won)	685,667	(Won)	250,648
Accounts payable - other of tangible assets and others		197,189		—
Write-off of accounts receivable-trade and others		26,435		22,578
Transfer long-term borrowings to current portion of long-term debt account		—		200,000
Transfer bonds payable to current portion of long-term debt account		772,443		430,280
Transfer long-term payables - other to current portion of long-term debt account		17,533		170,000

26. FINANCIAL RISK MANAGEMENT

Financial Risk Factors

The Company is exposed to credit risk, liquidity risk and market risks. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a. Market risk

a-(1) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manage currency risk by currency forward, etc if needed to hedge currency risk on business transactions. The occurrence of currency risk is mainly on forecasted transaction and recognized assets and liabilities which is denominated in a currency other than the functional currency of the Company.

The book value of the Company’s monetary assets and liabilities denominated in foreign currencies as of June 30, 2011, is as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
US$	8,620	(Won)	9,294	1,116,126	(Won)	1,203,289
EUR	30		46	549		856
JPY	16,854		225	20,478,071		273,524
SGD	—		—	1		1
CNY	—		—	2		1

		(Won)	9,565		(Won)	1,477,671

Effects of a 10% change in foreign currency to the Company’s functional currency on income before income tax as of June 30, 2011 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	10% increase in KRW against foreign currency		10% decrease in KRW against foreign currency
US$	((Won)	23,378)	(Won)	23,378
EUR		(81)		81
JPY		23		(23)
Others		2		(2)

a-(2) Equity price risk

The Company has investments in listed and non-listed equity securities for its liquidity and ongoing operational purposes.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company is exposed to interest rate risk due to its borrowing with floating interest rate. The Company considers various alternatives to hedge its interest rate risk and optimize its financing, which includes refinancing, renewal, alternative finance and hedging options.

As of June 30, 2011, borrowings and bonds payables with floating interest rate is (Won)767,248 million and the Company has entered into interest rate swaps to hedge interest rate risk related to all floating-rate borrowings and bonds payables(Refer to Note 24).

As such, there would be no change in income before income tax even if there would be change in interest rate.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the six months ended June 30, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are significantly overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institution. The amount of maximum exposure to credit risk of the Company is same as the book value of financial assets as of June 30, 2011.

In addition, the aging analysis of trade and other receivables that are past due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 21.

c. Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash equivalents balance and liquidity through the utilization of its various committed credit lines, while operating an effective & effective business.

The contractual maturity of financial liabilities of the Company as of June 30, 2011 is as follows (in millions of Korean won):

	Less than 1 year		1-5 years		More than 5 years		Total
Borrowings	(Won)	150,000	(Won)	107,810	(Won)	—	(Won)	257,810
Bonds payable (Note a)		972,443		1,286,961		831,240		3,090,644
Derivatives liabilities		16,929		—		—		16,929
Other payables (Note b)		2,014,997		317,612		—		2,332,609

Total	(Won)	3,154,369	(Won)	1,712,383	(Won)	831,240	(Won)	5,697,992

(Note a)	Exclusive of bond discount.
(Note b)	Includes undiscounted long-term payables and long-term security deposits the Company received.

Capital Management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the separate financial statements.

Debt-equity ratio as of June 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	June 30, 2011		December 31, 2010
Debt	(Won)	7,189,796	(Won)	8,146,168
Equity		11,838,691		11,580,958

Debt-equity ratio		60.73%		70.34%

27. SUBSEQUENT EVENTS

a. Interim dividend

On July 28, 2011, the Board of Directors of the Company resolved to pay interim cash dividends of (Won)1,000 per share totaling (Won)71,095 million. The ex-dividend date was June 30, 2011 and the interim dividends are expected to be paid within twenty days after the date of the Board of Directors’ resolution.

b. Acquisition of treasury stock

On July 19, 2011, in accordance with the resolution of Board of Directors, the Company will acquire 1,400,000 shares of treasury stock estimated to cost approximately (Won)201,600 million over the period from July 21, 2011 through October 20, 2011. The actual cost of acquiring the shares may change based on the Company’s stock price during the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: October 7, 2011